    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 1998


                                                      REGISTRATION NO. 333-41351

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 1 TO

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                       INTEGRATED SENSOR SOLUTIONS, INC.

                 (Name of small business issuer in its charter)

           DELAWARE                          3674                  77-0212047
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                             625 RIVER OAKS PARKWAY
                               SAN JOSE, CA 95134
                                 (408) 324-1044

(Address and telephone number of principal executive office and principal place of business)

                                 MANHER D. NAIK
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                       INTEGRATED SENSOR SOLUTIONS, INC.
                             625 RIVER OAKS PARKWAY
                               SAN JOSE, CA 95134
                                 (408) 324-1044

 (Name, address, including zip code, and telephone number of agent for service)
                           --------------------------

                                   COPIES TO:


       GREGORY M. GALLO, ESQ.                LAURA B. HUNTER, ESQ.
       SCOTT M. STANTON, ESQ.               MARTIN C. NICHOLS, ESQ.
       PAMELA B. BURKE, ESQ.                 LANCE S. KURATA, ESQ.
  GRAY CARY WARE & FREIDENRICH LLP       BROBECK PHLEGER & HARRISON LLP
        400 HAMILTON AVENUE                   4675 MACARTHUR COURT
        PALO ALTO, CA 94301                        SUITE 1000
           (650) 328-6561                 NEWPORT BEACH, CA 92660-1846
                                                 (714) 752-7535


                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. / /
                           --------------------------


                        CALCULATION OF REGISTRATION FEE



                                                                           PROPOSED         PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF                  AMOUNT TO BE       MAXIMUM OFFERING    AGGREGATE OFFERING        AMOUNT OF
          SECURITIES TO BE REGISTERED                REGISTERED         PRICE PER SHARE           PRICE          REGISTRATION FEE
Common Stock, $0.001 par value per share.......     2,587,500(1)           $8.50(2)          $21,993,750(2)           $6,489
Representatives' Warrants......................        225,000               $.01                $2,250                 $1
    Total.....................................................................................................        $6,490*



 *  $5,900 of this amount has been previously paid.



(1) Includes 337,500 shares which the Underwriters have the option to purchase to cover over-allotments, if any.



(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 5, 1998

PROSPECTUS

                                2,250,000 SHARES


                                     [LOGO]
                                  COMMON STOCK


    All of the 2,250,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), offered hereby, are being sold by Integrated Sensor Solutions, Inc. ("ISS" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $7.50 and $8.50 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has filed an application to have its Common Stock approved for quotation on the Nasdaq National Market under the symbol "ISNR."


                            ------------------------

    SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                              --------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                            UNDERWRITING
                                                             DISCOUNTS
                                            PRICE TO            AND           PROCEEDS TO
                                             PUBLIC        COMMISSIONS(1)      COMPANY(2)
Per share.............................         $                 $                 $
Total(3)..............................         $                 $                 $


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. In addition, the Company has agreed to issue the Representatives a five-year warrant to purchase 225,000 shares of Common Stock (the "Representatives Warrants") and to pay the Representatives a non-accountable expense allowance of $150,000. See "Underwriting."



(2) Before deducting expenses payable by the Company estimated to be $750,000, including the Representatives' non-accountable expense allowance.



(3) The Company has granted the Underwriters a 30-day option to purchase up to 337,500 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, the total Underwriting Discounts and
    Commissions, and the total Proceeds to Company will be $        , $
    and $        , respectively. See "Underwriting."



    The shares of Common Stock are offered by the several Underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part and to withdraw, cancel or modify this offering without notice. It is expected that delivery of the share certificates will be made in
          ,           , on or about            , 1998.



      The activities of the Representatives are being jointly coordinated.

                         ------------------------------


     CRUTTENDEN ROTH           DOUGHERTY SUMMIT
      INCORPORATION             SECURITIES LLC


                                          , 1998

                               FRONT OF GATEFOLD

               [Photos of End User Systems: Car, Truck, Factory]

    [Photos of ISS Products: ASICs, Map ISD, Media Compatible Pressure ISDs]

                                    ISS LOGO

                                INSIDE GATEFOLD

LEFT PAGE:

          [Block Diagram of Conventional Approach to Sensor Products]

                                ISS Approach...

                             Electronic Integration

ASIC Products                  ISD Products                   Single Chip Solutions
                               "One Sensor, One ASIC"         "Combined Sensor and ASIC"
[Photo of ASIC]                [Photo of ISD]                 [Photo of Monolithic Sensor]

RIGHT PAGE:

                 Serving the needs of a demanding sensor market

                               ISS Business Model

                        [Diagram of ISS Business Model]

                           [Logo] Worldwide Customers

                     [Customer List Over World Map Graphic]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS AND PURCHASES, SYNDICATE SHORT COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO. FOR A DESCRIPTION OF CERTAIN CAPITALIZED TERMS, PLEASE SEE THE "GLOSSARY" ON PAGE 14. EXCEPT AS OTHERWISE NOTED HEREIN, INFORMATION IN THIS PROSPECTUS ASSUMES (I) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION,
(II) NO EXERCISE OF OUTSTANDING WARRANTS TO PURCHASE SHARES OF THE COMPANY'S COMMON STOCK, INCLUDING THE REPRESENTATIVES' WARRANTS, (III) THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO SHARES OF COMMON STOCK UPON THE CLOSING OF THIS OFFERING. INFORMATION IN THIS PROSPECTUS ALSO GIVES EFFECT TO THE OCTOBER 1997 ONE-FOR-TWO AND ONE-HALF REVERSE STOCK SPLIT. SEE "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING."


                                  THE COMPANY

    Integrated Sensor Solutions, Inc. ("ISS" or the "Company") designs, manufactures and markets high performance, intelligent sensor products that are used in electronic control systems by customers in the automotive and industrial markets. The Company's products are application specific integrated circuits ("ASICs") and integrated sensor devices ("ISDs"). The Company's initial focus on automotive applications has resulted in its products being designed into a broad range of electronic control systems such as fuel injection, tire pressure, engine control, air bag, suspension and brake systems. While continuing its efforts to further penetrate the automotive market, the Company has leveraged its technology to develop products that address high volume industrial applications including utility gas meters, refrigeration, air conditioning and process control systems.

    The Company's core competencies are its (i) ASIC design technology, (ii) behavioral simulation software, (iii) calibration software, (iv) package design technology and (v) manufacturing processes. The Company's mixed signal ASIC design technology, consisting of its Intelligent Sensing Architecture and its advanced macrocell library tailored for sensor applications, enables ISS to rapidly develop products in which multiple system functions are integrated into a single integrated circuit ("IC"). The Company uses its behavioral simulation software during the development process to create and assess alternative designs to optimize the performance of its products within the customer's system. The Company uses its calibration software during the manufacturing process to correct for variances in sensing elements and system environments. In addition to its ASIC design and software technology, the Company has substantial experience in designing packages that meet customer requirements for integration with diverse and rugged systems. The ASIC design and software technologies, together with its packaging expertise, enable the Company to design and manufacture intelligent sensor products rapidly, efficiently and cost effectively with relatively low capital expenditures.

    The Company has established strategic alliances with significant manufacturers such as Bosch, Nagano and Michelin. These strategic alliances are intended to be long term, mutually beneficial relationships focusing on joint technology and product development, manufacturing and exclusive or preferred supply arrangements. As a part of its relationship with the Company, Bosch has selected the Company to develop and supply ISDs for applications such as diesel fuel injection, vehicle stability and electronic hydraulic brake systems. Similarly, the Company has become the exclusive supplier of ASICs to Nagano for use in applications such as utility gas meters for Tokyo Gas and fuel injection systems for Mitsubishi. In addition, the Company has entered into agreements with Michelin for the development and supply of a new generation of ISDs for in-tire pressure applications. These alliances may also encompass a variety of other aspects such as strategic product development, manufacturing, marketing and/or capital investment. The Company believes that OEM technical partnering arrangements with its customers enable the Company to combine its technology with the systems expertise of its customers and to rapidly introduce new products based on the technology developed through these alliances.

    According to industry sources, the high performance automotive and industrial segments of the market for electronic sensor products was approximately $2.1 billion in 1996, and these segments are expected to grow to over $5.0 billion by 2001. The Company's objective is to become a leading supplier of ASICs and ISDs for electronic control systems in these markets. Currently, ISS has over 20 customers worldwide, including market leaders such as Bosch, John Deere, Echlin, Honda, Knorr-Bremse, MascoTech, Michelin, Nagano and Sumitomo. Through these and other customers, the Company's products have been designed into the vehicles of leading manufacturers such as Fiat, Ford, Honda, Mercedes Benz, Mitsubishi, Nissan and Peugeot and into industrial systems manufactured by companies such as Tokyo Gas and Eaton Corporation. The Company typically enters into contracts with customers to develop and supply products customized to satisfy their specific system requirements. The Company also offers standard products that it develops by leveraging the technology created in the custom design process.


    The Company incorporated in California in 1989 and reincorporated in Delaware in October 1997. The Company's principal executive offices are located at 625 River Oaks Parkway, San Jose, California 95134, and the Company maintains manufacturing facilities in San Jose, California and Dresden, Germany. The Company's telephone number is (408) 324-1044 and its facsimile number is (408) 324-1054. Unless the context requires otherwise, all references to ISS or the Company include the Company's majority-owned subsidiary ISS-Nagano GmbH.

                                  THE OFFERING


Common Stock offered by the Company.........  2,250,000 shares

Common Stock to be outstanding after the
  offering..................................  6,953,525 shares(1)

Use of Proceeds.............................  General corporate purposes, including repayment of indebtedness, expansion of
                                              manufacturing operations and working capital.
                                              See "Use of Proceeds."

Proposed Nasdaq Symbol......................  ISNR


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                 NINE MONTHS ENDED
                                                                    YEARS ENDED MARCH 31,           DECEMBER 31,
                                                               -------------------------------  --------------------
                                                                 1995       1996       1997       1996       1997
                                                               ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total revenues...............................................  $   4,976  $   8,330  $  10,304  $   6,715  $  11,013
Income (loss) from operations................................     (1,644)    (1,202)    (2,917)    (3,039)       381
Net income (loss)............................................     (1,116)      (751)    (2,629)    (2,615)        95
Pro forma diluted net income (loss) per share(2).............                        $   (0.55) $   (0.55) $    0.02
Shares used in calculation of pro forma diluted net income
  (loss) per share(2)........................................                            4,809      4,793      5,117



                                                                                              DECEMBER 31, 1997
                                                                                            ----------------------
                                                                                                           AS
                                                                                             ACTUAL    ADJUSTED(3)
                                                                                            ---------  -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.................................................................  $     675   $  15,918
Working capital...........................................................................      3,039      19,029
Total assets..............................................................................     10,422      25,665
Long-term debt and capital lease obligations, less current portion........................         98          98
Stockholders' equity......................................................................      4,935      20,925


------------------------


(1) Based on 4,703,525 shares outstanding at December 31, 1997, and excluding
    (i) 454,860 shares reserved as of such date for issuance upon the exercise of outstanding stock options at a weighted average exercise price at $1.62 per share, (ii) 623,108 shares reserved for future grant under the Company's stock plans and (iii) 58,566 shares for issuance upon the exercise of outstanding warrants at a weighted average exercise price of $6.24 per share.


(2) See Note 1 of Notes to Consolidated Financial Statements.


(3) Adjusted to reflect the receipt by the Company of the estimated net proceeds of $15,990,000 from the sale of 2,250,000 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $8.00 per share, and the repayment to a related party of approximately $679,000 of short-term debt and approximately $80,000 of interest accrued as of the date of this Prospectus.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.


    LIMITED PROFITABILITY; HISTORY OF OPERATING LOSSES. The Company was founded in 1989 and commenced shipments of its initial product in 1990. The Company did not achieve profitability on a quarterly basis until the quarter ended June 30, 1997 and has never achieved profitability on an annual basis. Although the Company achieved income from operations in the four most recent fiscal quarters, the Company sustained net losses of $1.3 million in the quarter ended December 31, 1996, $14,000 in the quarter ended March 31, 1997 and $9,000 in the quarter ended December 31, 1997 and $2.6 million in the fiscal year ended March 31, 1997. There can be no assurance that the Company will be profitable in the future on a quarterly basis or that it will achieve profitability on an annual basis. As of December 31, 1997, the Company had an accumulated deficit of approximately $8.1 million. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.


    DEPENDENCE ON CUSTOMER SPECIFIC PRODUCTS; LENGTHY SALES AND DEVELOPMENT CYCLE. A substantial portion of the Company's products are designed to address the specific needs of individual customers. As a result, the sales and development cycle for these products can be lengthy, with the development cycle alone ranging up to thirty months for new products in new applications in the automotive industry and up to eighteen months for new products in new applications in the industrial market. Because customer specific products are developed for particular customers' applications, some of the Company's current and future customer specific products may never be produced in high volume, or at all, due to the Company's inability to introduce custom products in a timely manner, delays in the introduction of the Company's customers' products, the failure of the Company's customers' products to achieve and sustain commercial success or the discontinuation of a customer's product line. Any of these occurrences could have a material adverse effect on the Company's business, financial condition or operating results. See "Business--Product Development."

    FLUCTUATIONS IN OPERATING RESULTS. The Company's revenues and operating results have varied on a quarterly and an annual basis in the past and may vary significantly in the future. The Company's revenues and operating results are difficult to forecast and could be materially adversely affected by many factors, some of which are outside the control of the Company, including, among others, the relatively long sales and development cycle for the Company's products, the Company's ability to introduce new products and technologies on a timely basis, market acceptance of the Company's and its customers' products, the timing, deferral or cancellation of customer orders and related shipments, competitive pressures on selling prices, availability of foundry capacity, availability of raw materials, fluctuations in yields, changes in product mix, changes in the lead time required to ship products after receipt of an order, introduction of products and technologies by the Company's competitors and customers, the ability to obtain product development contracts and the amount and timing of recognition of product development contract revenue and expense associated with such contracts, quality control of products sold, personnel changes and difficulties in attracting and retaining qualified technical personnel, foreign currency exchange rates and economic conditions generally and in the automotive and industrial markets.

    A significant portion of the Company's product sales are made pursuant to standard purchase orders that are cancelable without significant penalties. In addition, purchase orders are often subject to price renegotiations and to changes in quantities of products and delivery schedules to reflect changes in customers' requirements and manufacturing availability. For instance, shipments to three of the Company's major customers were delayed in the quarter ended December 31, 1996 which materially adversely affected the Company's operating results for the quarter, and there can be no assurance that a similar incident will not occur in the future. The Company's actual shipments depend in part on the manufacturing capacity of the Company's suppliers and the availability of products from such suppliers. The Company's expense levels are based, in part, on its expectations as to future revenues and to a large extent are fixed in the short term. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues, and any significant shortfall of demand in relation to the Company's expectations or any material delay or deferral of customer orders would have a material adverse effect on the Company's business, financial condition or operating results.

    As a result of the foregoing and other factors, it is likely that in some future period the Company's operating results will fail to meet the expectations of public market analysts or investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the trading price of the Company's Common Stock could drop significantly. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    SIGNIFICANT CUSTOMER CONCENTRATION. Historically, a relatively small number of customers has accounted for a significant percentage of the Company's total revenues, and the Company expects that this trend will continue. In each of fiscal 1995, 1996, 1997 and the nine months ended December 31, 1997, the Company has had two or more customers, which each accounted for more than 10% of total revenues. In fiscal 1995, two customers accounted for 69% of total revenues; in fiscal 1996, four customers accounted for 71% of total revenues; in fiscal 1997, four customers accounted for 75% of total revenues; and in the nine months ended December 31, 1997, three customers accounted for 67% of total revenues. The Company's ability to achieve sales in the future will depend upon its ability to obtain orders from, maintain relationships with and provide support to a small number of existing and new customers. As a result, any cancellation, reduction, rescheduling or delay in orders by or shipments to any customer or the discontinuation or redesign by any customer of its products which currently incorporate one or more of the Company's products would have a material adverse effect on the Company's business, financial condition or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Customers."


    DEPENDENCE ON AUTOMOTIVE INDUSTRY; NEED TO PENETRATE NEW MARKETS. The Company has historically derived a substantial majority of its total revenues from products sold to customers in the automotive industry. Accordingly, improvement in the Company's future operating results will depend in part on its ability to increase its market share in the automotive industry. Further, the Company believes that its operating results may be affected by the cyclical nature of the automotive industry. Any downturn in any customer's business or the economy in general may cause purchases of the Company's products to be deferred, reduced or canceled resulting in a material adverse effect on the Company's business, financial condition or operating results. The Company's future operating results will also depend on its ability to continue to penetrate the industrial market and to penetrate new markets such as the consumer and office products markets. While the Company may devote substantial resources to penetrate new markets, there can be no assurance that the revenues generated from these efforts, if any, will exceed the costs of such efforts. To the extent that the Company is unable to penetrate new markets, its future success will be dependent upon its ability to further penetrate the automotive industry and on the continued growth of that industry. If the Company is unable to successfully penetrate new markets or to expand its penetration of the automotive market, its business, financial condition or operating results would be materially adversely affected.

    DECLINING AVERAGE SELLING PRICES. The Company sells a substantial portion of its products pursuant to exclusive contracts which typically contain volume-pricing provisions that require the Company to reduce its per unit price as certain volume levels are achieved. If the Company is unable to make corresponding product cost reductions, the resulting decline in the average selling prices of the products sold pursuant to such contracts may reduce the Company's product gross margin. The Company has experienced declining average selling prices on certain of its products in the past when shipments have reached specified volume levels, and the Company anticipates that all of its products will eventually experience declining average selling prices over their life cycles. Declining average selling prices may have a material adverse effect on gross margins if the Company is unable to reduce corresponding costs or introduce new products with higher gross margins. If the Company is unable to reduce its costs on existing products or introduce new products with higher margins in a timely manner, the Company's business, financial condition or operating results will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."


    DEPENDENCE ON SENSING ELEMENT SUPPLIERS. The Company is currently dependent upon a small number of third party vendors for substantially all of the sensing elements incorporated into its ISDs. The Company currently purchases a pressure sensing element incorporated in certain of its ISDs from a single source, Nagano Keiki Co., Ltd. ("Nagano"). The Company believes that Nagano is currently the only high volume supplier of this type of sensing element. The Company also manufactures ISDs that incorporate sensing elements purchased solely from Lucas NovaSensor. The Company historically has not manufactured sensing elements and anticipates that it will continue to obtain sensing elements from third parties for the foreseeable future. The Company's future success will be dependent upon its ability to identify and work closely with manufacturers who are able to provide high volume, technologically advanced and cost-effective sensing elements. Any failure of the Company to maintain its existing relationships with sensing element suppliers or to identify and work with new sensing element suppliers could have a material adverse effect on the Company's business, financial condition or operating results. See "Certain Transactions."

    NARROW PRODUCT BASE. The Company currently depends upon the sale and success of a limited number of product lines. Because the Company's primary source of revenue is dependent upon a narrow product base, any interruption or reduction in these sales due to production problems, lack of adequate demand, replacement by new technologies or other internal or external problems resulting in the failure of such product lines to win broad acceptance in the marketplace would have a material adverse effect on the Company's business, financial condition or operating results. See "Business--Products."

    RAPID TECHNOLOGICAL CHANGE; NEED TO DEVELOP NEW PRODUCTS. The markets for the Company's products are characterized by rapid technological change as well as evolving industry standards that may render existing products obsolete. As a result, the success of new products depends on a variety of factors, including effective definition of products that meet evolving market needs, successful and timely completion of development and introduction of these products, successful design wins in new systems and the ability to offer products at competitive prices. The development of new mixed signal integrated circuits is highly complex, and from time to time the Company has experienced delays in developing and introducing new products. There can be no assurance that the Company will be able to define new products successfully and develop and bring to market new and enhanced products on a timely and cost effective basis, develop or access new process technologies, secure design wins or respond effectively to new technological changes or new product announcements by others. A failure in any of these areas could have a material adverse effect on the Company's business, financial condition or operating results.

    COMPETITION. The markets in which the Company competes are highly competitive and characterized by diverse industry requirements and severe pricing pressure in many applications. In the ASIC market, the Company competes with analog and mixed signal semiconductor companies such as Motorola, Inc. ("Motorola"), Texas Instruments Incorporated ("TI") and Analog Devices, Inc. The Company's products also compete indirectly with conventional hybrid circuits and standard analog and mixed signal ICs. In the ISD market, the Company competes with Delco, a subsidiary of General Motors ("GM"), Motorola, TI, Kavlico and Denso Corporation ("Denso"). These companies all have substantially greater financial, technical, manufacturing, marketing, distribution, personnel and other resources than the Company. In addition, in the industrial market, the Company competes with many small companies that have developed specialized electronic sensor products and formed close relationships with their customers. The Company also competes with the in-house development staff of certain of its current and potential customers.

    The Company also anticipates that additional competitors may enter the Company's markets, resulting in even greater competition. Many of the Company's current or prospective competitors own or have investments in wafer foundries, which provide dedicated capacity to these competitors and enable them to influence or control costs more effectively than the Company. There can be no assurance that the Company will be able to compete successfully with existing or new competitors. Increased competition could result in significant price reductions or the loss of current or potential customers or design wins which could materially adversely affect the Company's business, financial condition or operating results. See "Business--Competition."


    MANAGEMENT OF GROWTH. The Company has recently experienced and may continue to experience growth in the number of its employees and scope of its operating and financial systems, resulting in increased responsibilities for the Company's existing personnel and the need to hire additional personnel. The Company increased its number of employees by 15 in calendar year 1997 and anticipates that it may hire as many as 15 additional employees in calendar year 1998. To manage future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, particularly those of its German subsidiary, and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Company will be able to manage such growth effectively, and failure to do so could have a material adverse effect on the Company's business, financial condition or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Employees."


    DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL TECHNICAL PERSONNEL. The Company is substantially dependent upon the services of its executive officers. The Company's future success depends on the continued contributions of such officers, including the maintenance, enhancement and establishment of key customer relationships and the management of operations. The loss of the services of any of these officers by the Company could have a material adverse effect on the Company's business, financial condition or operating results. Such officers have not entered into employment agreements with the Company.

    The Company believes that a key factor for competing successfully in the mixed signal integrated circuit business is to attract and retain creative and knowledgeable complementary metal oxide semiconductor ("CMOS") mixed signal designers. The number of design engineers who have the training, creativity and experience to design complex mixed signal integrated circuits is very limited, and the competition for such personnel is intense. The Company's future success will be heavily dependent upon its ability to attract and retain qualified design, technical and management personnel. There can be no assurance that the Company will be able to continue to attract and retain these personnel, and the failure to do so could have a material adverse effect on the Company's business, financial condition or operating results. See "Business--Employees."

    DEPENDENCE ON SOLE SOURCE SUPPLIERS. Certain components of the Company's current products, such as fabricated wafers, sensing elements, packages and PC boards, are acquired from single source suppliers. The Company purchases these components on a purchase order basis and does not carry significant inventories. If the Company were required to change any sole source component vendor or to add vendors, the Company could be required to requalify its products incorporating the new components with its existing customers. The qualification could prevent or delay product shipments which could have a material adverse effect on the Company's business, financial condition or operating results. In addition, the Company's reliance on sole source component vendors involves several risks, including reduced control over the price, timely delivery, reliability and quality of the components. Any inability of the Company to obtain timely deliveries of components of acceptable quality or any significant increase in the prices of components for which the Company does not have alternative sources could result in delays, cancellations or reductions in product shipments which would have a material adverse effect on the Company's business, financial condition or operating results. Although the Company has not to date experienced any significant difficulty in obtaining these components, there can be no assurance that shortages will not occur in the future. See "--Dependence on Independent Wafer Suppliers."


    DEPENDENCE ON INDEPENDENT ASSEMBLY CONTRACTORS. All of the Company's ASICs, other than those incorporated in its ISDs, are packaged by one of two independent contractors, one in Hong Kong, and the other in the Philippines. In addition, the Company relies on an independent contractor in Thailand for PC board level assembly of the electronic portion of the Company's ISDs. The Company selects its contractors on the basis of a number of factors, including technical capabilities, size and capacity, end-markets served, customer references, quality certification status and economic competitiveness. The Company negotiates prices for assembly services based on unit volumes and does business on a purchase order basis. The Company currently has no supply contracts with any of its assembly contractors.



    The Company's reliance on independent contractors to assemble and package its products involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of such contractors' assembly processes. Historically, due to a lack of significant volumes, the Company has experienced difficulty ensuring that independent assembly contractors would continue to assemble or package the Company's products and that alternative independent assembly contractors would be available in such instances. In 1994, the independent contractor responsible for the Company's PC board level assembly ceased its operations on very short notice which materially adversely affected the Company's operating results for fiscal 1994 and 1995. There can be no assurance that the Company's current or future contractors will continue to assemble and package products for the Company or that alternate contractors will be available to assemble or package the Company's products as necessary. Further, because the Company's assembly contractors are located in foreign countries, the Company is subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions and changes in tariff and freight rates. There can be no assurance that the Company will not experience problems in timeliness, adequacy or quality of product deliveries, any of which could have a material adverse affect on the Company's business, financial condition or operating results. See "Business-- Manufacturing."


    DEPENDENCE ON INDEPENDENT WAFER SUPPLIERS. The Company relies on a small number of independent foundries for the manufacture of all of its ASICs, including those incorporated into its ISDs. None of the Company's ASICs is currently fabricated by more than one foundry. Although processed CMOS wafer capacity in the semiconductor industry is currently widely available, there can be no assurance that the Company's foundries will continue to provide the Company an adequate supply of wafers to meet its customers' demands.

    The Company believes that as a result of fluctuations in demand and changing technologies, processed wafer capacity may become limited from time to time, resulting in greater difficulty in obtaining adequate supplies of wafers, increased prices and increased lead times. Any increase in the demand for processed wafers over expected levels or any failure of processed wafer supply in the industry to grow at anticipated rates will magnify these shortages. The Company currently receives fabricated wafers from American Microsystems, Inc., Micrel Semiconductor, Inc. and Silicon Systems, Inc. In an effort to secure a second source for certain ASICs, the Company has recently begun to receive fabricated wafers from Symbios Logic, Inc. ("Symbios") and is in the process of qualifying products manufactured by Symbios. There can be no assurance that the Company will be able to complete qualification of products fabricated by Symbios in a timely manner or at all, and any such failure could have a material adverse effect on the Company's business, financial condition or operating results. Although the Company receives supply assurances from its foundry partners, the Company obtains all of its wafers on a purchase order basis, and, as a result, there can be no assurance that wafer foundries will allocate sufficient capacity or any capacity to the Company to meet its processed wafer supply needs. In the event that the Company's foundry partners are unable or unwilling to continue supplying wafers to the Company, there can be no assurance that the Company will be able to identify and qualify additional manufacturing sources in a timely manner, that any such additional manufacturing sources would be able to produce wafers with acceptable manufacturing yields or that the Company would not experience delays in product availability, quality problems, increased costs or disruption in product development activities. The Company is engaged in an ongoing and continuous program to reduce its product costs by increasing the number of functional die per wafer by utilizing smaller geometry processes and improving designs. As a result of this program, the Company believes that it will be required to shift the fabrication of its wafers to new semiconductor processes or potentially to new foundries, both of which are highly complex undertakings requiring substantial commitments of engineering personnel and other resources, which could materially adversely affect the Company's business, financial condition or operating results. See "Business--Manufacturing."


    The use of independent wafer foundries entails certain other risks, including reduced control over manufacturing yields and production costs. The Company has from time to time experienced lower than anticipated manufacturing yields in connection with the introduction of new products. There can be no assurance that the Company's wafer foundries will not produce wafers with lower than expected manufacturing yields in the future, which could materially adversely affect the Company's business, financial condition or operating results.

    VARIABILITY OF MANUFACTURING YIELDS. Manufacturing yields of the Company's ASICs and ISDs may vary significantly depending on a variety of factors. ASIC yields can be adversely affected by the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of fabrication personnel and equipment, all of which are outside the control of the Company. ISD yields can be adversely affected by defective sensing elements, component quality and performance of assembly personnel and equipment. Historically, the Company has experienced fluctuations in yields of its products, particularly during initial production of new products, which have adversely affected product gross margin. The Company believes that any new product lines or manufacturing processes that it undertakes may create difficulties in achieving acceptable yields, and, as a result, the Company may experience production problems or shipment delays which could have a material adverse effect on the Company's business, financial condition or operating results. Regardless of the process technology used, the manufacturing of ASICs and ISDs is a highly complex and precise process, and there can be no assurance that the Company will be able to achieve or maintain acceptable yields on its products in the future. Any such failure could have a material adverse effect on the Company's business, financial condition or operating results. See "Business--Manufacturing."

    DEPENDENCE ON PATENTS AND PROPRIETARY RIGHTS. The Company relies on a combination of patents, maskwork rights, trade secret laws, copyrights, trademarks and employee and third party non-disclosure agreements to protect its intellectual property rights. The Company has been issued two patents and has filed four patent applications in the United States and one foreign patent application relating to ASIC designs. In addition, the Company has filed one patent application in the United States relating to package design. There can be no assurance that any patents will issue from any of the Company's pending applications or that claims allowed from pending applications will be of sufficient scope or strength, or be issued in all countries where the Company's products can be sold, to provide meaningful protection or any commercial advantage to the Company. Also, competitors of the Company may be able to design around the Company's patents. The laws of certain foreign countries in which the Company's products are or may be developed, manufactured or sold, including various countries in Asia, may not protect the Company's products or intellectual property rights to the same extent as the laws of the United States and thus make the possibility of piracy of the Company's technology and products more likely. There can be no assurance that the steps taken by the Company to protect its proprietary information will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

    The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions which have resulted in significant and often protracted and expensive litigation. Although there is currently no pending intellectual property litigation against the Company, the Company may from time to time be notified of claims that the Company may be infringing patents or other intellectual property rights owned by third parties. If it is necessary or desirable, the Company may seek licenses under such patents or other intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any licenses will be acceptable to the Company. A failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products requiring the technology. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation by or against the Company could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of any adverse result in any such litigation against the Company, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop noninfringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. There can be no assurance that the Company would be successful in such development or that such licenses would be available on commercially reasonable terms or at all, and any such development or license could require expenditures by the Company of substantial time and resources. In the event that a third party makes a successful claim against the Company or its customers and a license is not made available to the Company on commercially reasonable terms, or at all, the Company's business, financial condition or operating results could be materially adversely affected.


    DEPENDENCE ON INTERNATIONAL SALES AND SUPPLIERS. Sales to customers located outside the United States accounted for approximately 22.0%, 38.6%, 46.0% and 54.2% of the Company's total revenues in fiscal 1995, 1996 and 1997 and the nine months ended December 31, 1997, respectively. The Company's sales to customers outside the United States are subject to a variety of risks, including those arising from fluctuations in currency exchange rates, tariffs, import restrictions and other trade barriers, unexpected changes in regulatory and governmental licensing requirements, longer accounts receivable payment cycles and potentially adverse tax consequences. Because a significant portion of the Company's international sales and in particular its European sales have to date been made through its German subsidiary and have been denominated in Deutsche Marks, fluctuations in the value of the Deutsche Mark relative to the U.S. Dollar or other currencies could adversely affect the pricing of the Company's products in foreign markets and make the Company's products relatively more expensive. In addition, fluctuations in the Deutsche Mark could adversely affect the profitability of sales made in Europe and therefore materially adversely affect the Company's business, financial condition or operating results.



    Several Asian countries including South Korea, Japan and Thailand, have recently experienced significant economic downturns and significant declines in the value of their currencies relative to the U.S. dollar. Due to these conditions, it is possible that certain of the Company's customers will delay, reschedule or cancel significant current or future orders for the Company's products. If any such orders are delayed, rescheduled or cancelled, the Company's business, financial condition and results of operations would be adversely affected.


    As a result of conducting business internationally, the Company is subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. There can be no assurance that such factors will not have a material adverse effect on the Company's business, financial condition or operating results or require the Company to modify its current business practices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    NEED FOR ISO 9001 AND QS-9000 CERTIFICATION. The Company currently does not have either ISO 9001 or QS-9000 certification which increasingly are being required by motor vehicle manufacturers. The Company has invested significant financial and other resources to obtain such certifications, but there can be no assurance that the Company will be successful in obtaining such certifications in a timely manner, or at all. Although the Company has not lost any sales to date as a result of its lack of ISO 9001 or QS-9000 certification, the lack of such certification may make it more difficult or impossible for the Company to qualify its products with new customers or to continue to sell products to existing customers, either of which could have a material adverse effect on the Company's business, financial condition or operating results. See "Business--Manufacturing."


    RISKS OF PRODUCT LIABILITY. The automotive industry is characterized by potential risks of product liability. The use of the Company's products in various industrial or consumer applications in the future may also subject the Company to potential risks of product liability claims. The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to product liability claims, and, although the Company has not experienced any product liability claims to date, the sale of products by the Company may entail the risk of such claims. Further, notwithstanding liability limitation provisions in its agreements with its customers, due to various industry or business practices or the need to maintain good customer relationships, the Company may be placed in a position whereby it may make payments related to such product liability claims. The Company currently maintains product liability insurance, but there can be no assurance that product liability claims will be covered by such insurance or will not exceed insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms or at all. Notwithstanding the provisions in the agreements with its customers, a product liability claim brought against the Company could have a material adverse effect upon the Company's reputation, business, financial condition or operating results.

    RISKS OF PRODUCT RECALLS. The automotive industry is heavily regulated by government agencies which establish various vehicle safety standards that are often indirectly related to the components and subcomponents in their vehicles. To the extent that any vehicles or any parts therein are required to be or are voluntarily recalled and the recall involves vehicles or parts that are directly or indirectly related to any of the Company's products, the Company may be required to repair or replace its products, redesign or reproduce its products or halt production or shipment of its products. Further, any recall of vehicles or parts directly or indirectly related to any of the Company's products may have the effect of damaging the Company's reputation. Although no such recall has involved the Company or its products in the past, there can be no assurance that such a recall will not occur in the future or that if such a recall does occur that the Company's reputation, business, financial condition or operating results will not be materially adversely affected.

    NO PRIOR TRADING MARKET; POSSIBLE PRICE VOLATILITY. Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained following this offering. The initial public offering price will be determined through negotiations between the Company and the Representative of the Underwriters and may not be indicative of the market price of the Company's Common Stock after this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The market price of the Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, the introduction of new products, new contracts or changes in pricing policies by the Company or its competitors, developments with respect to proprietary rights, changes in earnings estimates by analysts, conditions and trends in the semiconductor, automotive, industrial or electronics industries, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the securities of technology companies. These broad market fluctuations, as well as general economic, market and political conditions, may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's common stock, securities class action litigation has often occurred against such companies. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, financial condition or operating results. There can be no assurance that the trading price of the Common Stock will not decline below the initial public offering price. See "Underwriting."


    SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS. Immediately upon the effectiveness of this offering, the 2,250,000 shares of Common Stock offered hereby will be freely tradable. The sale of substantial amounts of Common Stock in the public market following the offering made hereby could have an adverse effect on the price of the Common Stock. Beginning 180 days after the date of this offering, approximately 4,703,525 shares will become eligible for sale upon the expiration of agreements not to sell such shares, subject to compliance with Rule 144 or 701 under the Securities Act of 1933, as amended (the "Securities Act"). Cruttendon Roth Incorporated and Dougherty Summit Securities LLC, as Representatives of the Underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In addition, outstanding options to purchase approximately 305,348 shares will be vested and exercisable, and the shares issuable upon exercise thereof will become eligible for sale, approximately 180 days following the date of this Prospectus, upon expiration of certain lock-up agreements. The Company intends to file a registration statement on Form S-8 promptly after the closing of this offering to register approximately 1,328,000 shares of Common Stock reserved for issuance under its employee stock option plans and its 1997 Employee Stock Purchase Plan. Shares of Common Stock issued pursuant to these plans after the effective date of the registration statement will be available for sale in the public market, subject to certain lock-up agreements and the Rule 144 volume limitations applicable to affiliates. See "Management--Benefit Plans" and "Shares Eligible for Future Sale."



    The holders of approximately 2,230,000 shares of Common Stock are entitled to certain demand and piggyback registration rights with respect to such shares which rights may be exercised beginning 180 days after the date of this Prospectus. If such holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock. If the Company were required to include shares held by such holders in a Company initiated registration pursuant to the exercise of their piggyback registration rights, such sale might have an adverse effect on the Company's ability to raise needed capital. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."



    CONTROL BY OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS. The Company's officers, directors, principal stockholders and their affiliates will, in the aggregate, beneficially own approximately 35.7% of the Company's outstanding Common Stock after this offering (34.2% if the Underwriters' over-allotment option is exercised). As a result, such persons will have, to a substantial degree, the ability to control the vote on matters submitted to stockholders for approval (including, but not limited to, the election of all directors, and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the management and affairs of the Company. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company. See "Management" and "Principal Stockholders."



    POTENTIAL ISSUANCE OF PREFERRED STOCK; FACTORS INHIBITING
TAKEOVER Effective upon the closing of this offering, the Board or Directors will have the authority to issue up to 7,000,000 shares of preferred stock and to determine the price, designations, preferences and rights, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely and materially affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the

Company. The Company has no current plans to issue shares of preferred stock. The Company is subject to Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with any interested stockholder as defined by such statute. The statute may have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock."


    IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of the Common Stock offered hereby will suffer immediate and substantial dilution of approximately $4.99 per share in the net tangible book value of the Common Stock from the initial public offering price. To the extent vested options or warrants to purchase the Company's Common Stock are exercised, there will be dilution to the purchasers of the Common Stock in the initial public offering of approximately $5.02 per share. See "Dilution."

                                    GLOSSARY

ANALOG: Pertaining to data that consist of continuously variable physical quantities.

APPLICATION SPECIFIC INTEGRATED CIRCUIT ("ASIC"): An integrated circuit designed, developed and intended for use by the manufacturer in a particular application.

BEHAVIORAL SIMULATION SOFTWARE: Proprietary software of the Company used in the development of ASICs and ISDs. This software aids designers in assessing alternative ASIC architectures based on sensing element specifications and product functional requirements, and in optimizing the design tradeoffs among the sensing element, the electronics and the system.

BIPOLAR: A type of integrated circuit fabrication process developed for precision analog products which typically require higher operating currents and are thus limited in terms of integrating many functions into a single chip.

CALIBRATION SOFTWARE: Proprietary software of the Company used to adjust the parameters in the ASIC to correct variances in sensing elements and system environments in ISDs.

CHIP-ON-BOARD ("COB"): Method of attaching electronic components in unpackaged die form to a printed circuit board, eliminating the need for separate ASIC packaging.

COMPLEMENTARY METAL OXIDE SEMICONDUCTOR ("CMOS"): A type of integrated circuit fabrication process that is characterized by low power consumption, compatibility with non-volatile memory and logic, low noise and immunity to electromagnetic interference.

DESIGN WIN: A product has achieved a design win when a manufacturer has (i) purchased the Company's ASICs or ISDs and (ii) commenced development of a product incorporating the purchased type of ISD or ASIC. Design wins do not necessarily result in released products by the manufacturers.

DIGITAL: Pertaining to representation of information by encoded bits of 1's and 0's that indicate on and off states.

ELECTRONIC SENSOR: A sensor based on an electronic design (as opposed to a mechanical or electro-mechanical device) that converts a physical parameter into an electrical signal.

HYBRID CIRCUIT: A method of building an electronic circuit in which discrete components are placed on the surface of a ceramic substrate that contains the electrical interconnections. In addition to the electronic components, thick film resistors can be screen printed onto the ceramic.

INTEGRATED CIRCUIT ("IC"): A single component that combines multiple electronic circuit elements into a single chip.

INTELLIGENT SENSING ARCHITECTURE ("ISA"): An approach to designing and building integrated circuits for sensing applications that allows customized solutions to be produced at costs comparable to standardized products. All signal processing functions as well as decision making intelligence, system level functions, and communications circuitry can be integrated into a single chip to save cost and space.

INTEGRATED SENSOR DEVICES ("ISDS"): Sensor products that consist of a sensing element and an ASIC in one package.

LASER TRIMMING: Use of a laser to adjust the value of a screen-printed thick film resistor or a deposited thin film resistor by removing part of the resistor material in order to adjust its electrical resistance.

MACROCELL: A proven circuit block which implements a significant function such as an amplifier, filter or data converter, in order to reduce development time and risk.

MEDIA COMPATIBLE ISD: An ISD product in which the pressure sensing element comes in direct contact with harsh media such as gasoline, diesel fuel, brake fluids or other chemical compounds.

MIXED SIGNAL: Pertaining to an ASIC design that includes both analog and digital circuits.

NONVOLATILE MEMORY: A storage medium that retains its data in the absence of power.

PRINTED CIRCUIT BOARD ("PC BOARD"): A substrate for interconnecting electronic components that consists of screen-printed conductive traces on a low cost, non-conductive substrate.

SURFACE MOUNT TECHNOLOGY: The process of attaching electronic components to a printed circuit board in which the electrical pins on the package are soldered to the surface of the printed circuit board as opposed to the "through hole" method in which the pins are placed through holes in the printed circuit board and soldered on the back side.

THICK FILM NETWORKS: Electrical circuits made from individual thick film resistors. These networks are used to correct, via laser trimming, errors associated with sensing element variances and errors due to changes in the system environment.

WAFER: A substrate of single crystal silicon that is used to batch manufacture hundreds or thousands of identical integrated circuits.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 2,250,000 shares of Common Stock being offered by the Company hereby are estimated to be approximately $15,990,000 ($18,690,000 if the Underwriters' over-allotment option is exercised in full) based on an assumed initial public offering price of $8.00 per share after deducting estimated underwriting discounts and commissions, the Representative's non-accountable expense allowance and other estimated offering expenses. The Company expects that the net proceeds of this offering will be utilized approximately as follows:



                                                                      APPROXIMATE AMOUNT    PERCENTAGE OF
APPLICATION                                                             OF NET PROCEEDS     NET PROCEEDS
--------------------------------------------------------------------  -------------------  ---------------
Repayment of indebtedness...........................................     $     760,000              4.8%
Expansion of manufacturing facilities...............................         9,500,000             59.4
Research and development............................................         3,500,000             21.9
Working capital.....................................................         2,230,000             13.9
                                                                      -------------------         -----
    Total...........................................................     $  15,990,000            100.0%
                                                                      -------------------         -----
                                                                      -------------------         -----



    The foregoing represents the Company's best estimate of its allocation of the net proceeds of the offering during the next 18 to 24 months. This estimate is based on certain assumptions, including that no events occur which would cause the Company to abandon any particular efforts, that competitive conditions remain stable, that the Company's manufacturing facility expansion will occur as projected and that the Company does not enter into collaborations to fund facility expansion separately. The amounts actually expended for each purpose may vary significantly in the event any of these assumptions prove inaccurate. The Company reserves the right to change its use of proceeds as unanticipated events may cause the Company to redirect its priorities and reallocate the proceeds accordingly.


    A portion of the net proceeds may also be used for investments in or acquisitions of complementary businesses, products or technologies, although no such transactions are presently contemplated or currently under negotiations. Pending such uses, the Company expects to invest the net proceeds in short-term, interest-bearing, investment grade securities.


    The Company plans to finance its working capital and other capital resource needs with its current cash and cash equivalents, cash generated from future operations, if any, and proceeds from this offering. The Company believes that these resources will be sufficient to satisfy its working capital and other capital needs for at least the next 24 months.


                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its capital stock. The Company currently anticipates that it will retain future earnings, if any, to fund the development and growth of its business and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company's bank credit agreement prohibits the Company from paying cash dividends on its Common Stock without the bank's prior written consent.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of December 31, 1997 and as adjusted to reflect the sale by the Company of 2,250,000 shares of Common Stock pursuant to this offering at an assumed initial public offering price of $8.00 per share and the receipt by the Company of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and commissions, the Representative's non-accountable expense allowance and estimated offering expenses, and the repayment to a related party of approximately $679,000 of short-term debt and approximately $80,000 of interest accrued as of the date of this Prospectus. The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and should be read in conjunction with such Consolidated Financial Statements and Notes.



                                                                                              DECEMBER 31, 1997
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                            (DOLLARS IN THOUSANDS)
Current portion of capital lease obligations(1)...........................................  $     159   $     159
Short-term debt...........................................................................      1,579         900
                                                                                            ---------  -----------
                                                                                            $   1,738   $   1,059
                                                                                            ---------  -----------
                                                                                            ---------  -----------

Long-term debt and capital lease obligations, less current portion(1).....................  $      98   $      98

Stockholders' equity
  Preferred Stock, $.001 par value per share:
    Authorized: 7,000,000 actual (7,000,000 as adjusted)
    Issued and outstanding: 3,219,020 actual (no shares as adjusted)......................          3      --
  Common Stock, $.001 par value per share:
    Authorized: 50,000,000 actual (50,000,000 as adjusted)
    Issued and outstanding: 1,484,505 actual (6,953,525 as adjusted)(2)...................          2           7
  Additional paid in capital..............................................................     13,394      29,382
  Accumulated deficit.....................................................................     (8,075)     (8,075)
  Cumulative translation adjustment.......................................................         16          16
  Deferred compensation...................................................................       (405)       (405)
                                                                                            ---------  -----------
  Total stockholders' equity..............................................................      4,935      20,925
                                                                                            ---------  -----------
Total capitalization......................................................................  $   5,033   $  21,023
                                                                                            ---------  -----------
                                                                                            ---------  -----------


------------------------

(1) See Note 5 of Notes to Consolidated Financial Statements.


(2) As adjusted outstanding excludes 454,860 shares of Common Stock issuable upon exercise of outstanding options as of December 31, 1997 at a weighted average exercise price of $1.62 per share and 623,108 shares of Common Stock reserved for future grant under the Company's stock plans. Also excludes 58,566 shares of Common Stock issuable upon exercise of outstanding warrants as of December 31, 1997 at a weighted average exercise price of $6.24 per share. See "Management-- Benefit Plans" and Note 7 of Notes to Consolidated Financial Statements.

                                    DILUTION


    The net tangible book value of the Company's Common Stock as of December 31, 1997 was $4,934,658, or $1.05 per share based on 4,703,525 shares outstanding after conversion of Preferred Stock. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of Common Stock in this offering and the net tangible book value per share of Common Stock immediately after completion of this offering. After giving effect to the sale by the Company of the 2,250,000 shares of Common Stock offered hereby at an assumed initial public offering price of $8.00 per share and after deducting the estimated underwriting discounts and commissions, the Representative's non-accountable expense allowance and estimated offering expenses payable by the Company, the net tangible book value of the Company as of December 31, 1997 would have been $20,924,658 or $3.01 per share. This represents an immediate increase in net tangible book value of $1.96 per share to existing stockholders and an immediate substantial dilution in net tangible book value of 62.4% or $4.99 per share to new investors in this offering. Dilution per share represents the difference between the price per share paid by the new investors and the net tangible book value per share after giving effect to the offering. The following table illustrates the per share dilution:



Assumed initial public offering price per share.......................             $    8.00
  Net tangible book value as of December 31, 1997.....................  $    1.05
  Increase per share attributable to the offering.....................  $    1.96
                                                                        ---------
Net tangible book value after the offering............................                  3.01
                                                                                   ---------
Dilution per share to new investors                                                $    4.99
                                                                                   ---------
                                                                                   ---------



    The following table sets forth, as of December 31, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing holders of Common Stock and by the new investors, before deducting the estimated underwriting discount, the Representative's non-accountable expense allowance and estimated offering expenses payable by the Company, at an assumed initial public offering price of $8.00 per share:



                                               SHARES PURCHASED         TOTAL CONSIDERATION
                                            -----------------------  --------------------------   AVERAGE PRICE
                                              NUMBER      PERCENT       AMOUNT        PERCENT       PER SHARE
                                            ----------  -----------  -------------  -----------  ---------------
Existing stockholders.....................   4,703,525        67.6%  $  13,435,352        42.7%     $    2.86
New investors.............................   2,250,000        32.4      18,000,000        57.3           8.00
                                            ----------       -----   -------------       -----
Total.....................................   6,953,525       100.0%  $  31,435,352       100.0%
                                            ----------       -----   -------------       -----
                                            ----------       -----   -------------       -----



    The foregoing computations exclude 454,860 shares of Common Stock issuable upon exercise of outstanding options as of December 31, 1997 at a weighted average exercise price of $1.62 per share and 623,108 shares of Common Stock reserved for future grant under the Company's stock plans. The foregoing computations also exclude 58,566 shares of Common Stock issuable upon exercise of outstanding warrants as of December 31, 1997. See "Management--Benefit Plans," "Description of Capital Stock" and Note 7 of Notes to Consolidated Financial Statements.



    The following table illustrates the per share dilution assuming all currently exercisable options and warrants were exercised at December 31, 1997:



Assumed initial public offering price per share.......................             $    8.00
  Net tangible book value as of December 31, 1997.....................  $    1.12
  Increase per share attributable to the offering.....................  $    1.86
                                                                        ---------
Net tangible book value after the offering............................                  2.98
                                                                                   ---------
Dilution per share to new investors                                                $    5.02
                                                                                   ---------
                                                                                   ---------



    The foregoing table includes 222,642 shares of Common Stock issuable upon the exercise of vested options as of December 31, 1997 at a weighted average exercise price of $1.23 per share. It also includes 58,566 shares of Common Stock issuable upon the exercise of outstanding warrants at December 31, 1997 at an exercise price of $6.42. The table excludes the impact of 400,466 options which are currently not vested.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    The selected consolidated financial data set forth below as of March 31, 1996 and 1997 and for the fiscal years ended March 31, 1995, 1996 and 1997, have been derived from consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors, whose report thereon is included elsewhere herein. The consolidated balance sheet data set forth below as of March 31, 1995 has been derived from audited financial statements not included in this Prospectus. The selected financial data as of December 31, 1997 and for the nine months ended December 31, 1996 and 1997 has been derived from the unaudited financial statements of the Company included elsewhere in this Prospectus. In the opinion of management, all adjustments, consisting of only normal recurring accruals, considered necessary for a fair presentation have been made. These historical results are not necessarily indicative of the results to be expected in the future. The following table is qualified by reference to and should be read in conjunction with the consolidated financial statements, related notes thereto and other financial data included elsewhere herein.



                                                                                                  NINE MONTHS ENDED
                                                                     YEARS ENDED MARCH 31,           DECEMBER 31,
                                                                -------------------------------  --------------------
                                                                  1995       1996       1997       1996       1997
                                                                ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  Product revenues............................................  $   3,669  $   5,337  $   8,049  $   5,174  $   7,873
  Contract revenues...........................................      1,307      2,993      2,255      1,541      3,140
                                                                ---------  ---------  ---------  ---------  ---------
Total revenues................................................      4,976      8,330     10,304      6,715     11,013

Cost of revenues:
  Cost of product revenues....................................      3,624      5,250      7,292      5,433      5,328
  Cost of contract revenues...................................        996      2,150      2,731      2,024      2,572
                                                                ---------  ---------  ---------  ---------  ---------
Total cost of revenues........................................      4,620      7,400     10,023      7,457      7,900
                                                                ---------  ---------  ---------  ---------  ---------
Gross profit..................................................        356        930        281       (742)     3,113
Operating expenses:
  Research and development....................................        701        742      1,438      1,034      1,265
  Sales, general and administrative...........................      1,299      1,390      1,760      1,263      1,467
                                                                ---------  ---------  ---------  ---------  ---------
Total operating expenses......................................      2,000      2,132      3,198      2,297      2,732
                                                                ---------  ---------  ---------  ---------  ---------

Income (loss) from operations.................................     (1,644)    (1,202)    (2,917)    (3,039)       381
Interest expense..............................................        (96)      (226)      (260)      (199)      (159)
Other income..................................................        587        366         27         92        (11)
Minority interest in net (income) loss of
  ISS-Nagano GmbH.............................................         37        311        521        531       (116)
                                                                ---------  ---------  ---------  ---------  ---------
Net income (loss).............................................  $  (1,116) $    (751) $  (2,629) $  (2,615) $      95
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Pro forma basic net income (loss) per share...................                        $   (0.55) $   (0.55) $    0.02
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Pro forma diluted net income (loss) per share.................                        $   (0.55) $   (0.55) $    0.02
Shares used in calculation of pro forma basic net income
  (loss) per share............................................                            4,809      4,793      4,860
Shares used in calculation of pro forma diluted net income
  (loss) per share............................................                            4,809      4,793      5,117
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------



                                                                           AS OF MARCH 31,                         AS OF
                                                                   -------------------------------             DECEMBER 31,
                                                                     1995       1996       1997                    1997
                                                                   ---------  ---------  ---------             -------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents........................................  $     847  $     521  $   2,059               $     675
Working capital..................................................      1,056        150      2,139                   3,039
Total assets.....................................................      5,625      5,687      8,709                  10,422
Long-term obligations............................................         24         22        197                      98
Total stockholders' equity.......................................      1,849      1,141      3,683                   4,935

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


    ISS designs, manufactures and markets high performance, intelligent sensor products that are used in electronic control systems by customers in the automotive and industrial markets. The Company was incorporated in March 1989 and was principally engaged in research and development through fiscal 1993. In fiscal 1991, the Company shipped its first product, an ASIC designed for use with a very low pressure sensor used in industrial flow measurements. In fiscal 1992, the Company introduced its first ISD, an aftermarket product for manifold absolute pressure ("MAP") sensor applications for General Motors automobile engines. One of the major objectives in introducing the MAP ISDs was to demonstrate the viability of the Company's technology in the rugged, "under the hood" environment. The Company subsequently developed and introduced a variety of other ASICs and ISDs. Principally as a result of an increase in product sales, the Company's total revenues have increased from approximately $5.0 million in fiscal 1995 to $11.0 million in the first nine months of fiscal 1998. The Company has experienced operating losses in each year since its inception and had an accumulated deficit of $8.1 million as of December 31, 1997. Although the Company had a net loss in the quarters ended March 31, 1997 and December 31, 1997, it achieved income from operations in each of the past four quarters.


    The Company derives its revenues from sales of its ASICs and ISDs and from product development contracts. Beginning in fiscal 1995, product sales have accounted for a significant majority of the Company's revenues, and the Company anticipates that the percentage will increase in the future. The Company sells a substantial portion of its products pursuant to long-term, exclusive contracts that typically contain volume-pricing provisions that require the Company to reduce its per unit price as certain volume levels are achieved. If the Company is unable to make corresponding product cost reductions, the resulting decline in the average selling prices of the Company's products sold pursuant to such contracts will reduce the Company's product gross margin. The Company anticipates that all of its products will experience declining average selling prices over their life cycles with a similar potential impact on product gross margin if the Company is unable to reduce corresponding costs or introduce new products with higher gross margins. The Company's strategy is to improve its product gross margin despite the declining average selling prices by reducing cost of product revenues, introducing new products with higher gross margins and addressing new markets. See "Risk Factors--Declining Average Selling Prices."


    The Company's cost of product revenues includes the costs of wafer fabrication, raw materials, third party assembly and direct and indirect costs of procurement, scheduling, testing, calibration of ISDs, housing assembly for ISDs and quality assurance. The Company is actively attempting to reduce these costs by, among other things, improving yields on existing products, fabricating its ASICs on larger wafers using smaller geometries and performing more manufacturing, assembly and test operations in-house. In addition, to the extent that the volume of product shipments increases, the Company may be able to obtain volume discounts to lower its costs of raw materials, components and services. Higher volumes may also result in allocation of fixed costs over a larger revenue base and a corresponding reduction in per unit product costs. Nonetheless, the Company's ability to reduce product costs may be adversely affected by a number of factors outside the Company's control including, among other things, fluctuations in manufacturing yields and availability and cost of manufacturing and assembly capacity and of raw materials. In the past, the Company has experienced significant, unanticipated price increases for wafer fabrication and significant assembly supply disruptions which materially adversely affected the Company's operating results. In addition to its efforts to reduce cost of product revenues, the Company believes it can mitigate the effects of declining average selling prices by continually introducing new products and addressing new markets with existing and new products. The Company has made significant investments in its product development resources to address these issues. There can be no assurance, however, that the Company will be able to reduce its product costs or introduce new products in a timely manner to maintain or increase its current product gross margin levels. Any failure to maintain such gross margins could have a material adverse effect on the Company's business, financial condition or operating results. See "Risk Factors-- Declining Average Selling Prices."


    The Company's revenues in any period are substantially dependent upon sales to and product development contracts with a small number of customers. Revenues from customers that represented at least 10% of total revenues in each of fiscal 1995, 1996, 1997 and the nine months ended December 31, 1997 accounted for 69%, 71%, 75% and 67% of total revenues, respectively. The Company expects that this trend will continue for the foreseeable future. See "Risk Factors--Significant Customer Concentration."


RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated selected consolidated statements of operations data as a percentage of total revenues:


                                                                                             NINE MONTHS
                                                                         YEAR ENDED MARCH       ENDED
                                                                                31,          DECEMBER 31,
                                                                        -------------------  ------------
                                                                        1995   1996   1997   1996   1997
                                                                        -----  -----  -----  -----  -----
Revenues:
  Product revenues....................................................   73.7%  64.1%  78.1%  77.1%  71.5%
  Contract revenues...................................................   26.3   35.9   21.9   22.9   28.5
                                                                        -----  -----  -----  -----  -----
Total revenues........................................................  100.0  100.0  100.0  100.0  100.0

Cost of revenues:
  Cost of product revenues............................................   72.8   63.0   70.8   80.9   48.4
  Cost of contract revenues...........................................   20.0   25.8   26.5   30.2   23.3
                                                                        -----  -----  -----  -----  -----
Total cost of revenues................................................   92.8   88.8   97.3  111.1   71.7
                                                                        -----  -----  -----  -----  -----
Gross margin..........................................................    7.2   11.2    2.7  (11.1)  28.3

Operating expenses:
  Research and development............................................   14.1    8.9   13.9   15.4   11.5
  Sales, general and administrative...................................   26.1   16.7   17.1   18.8   13.3
                                                                        -----  -----  -----  -----  -----
Total operating expenses..............................................   40.2   25.6   31.0   34.2   24.8
                                                                        -----  -----  -----  -----  -----

Income (loss) from operations.........................................  (33.0) (14.4) (28.3) (45.3)   3.5
Interest expense......................................................   (1.9)  (2.7)  (2.5)  (2.9)  (1.5)
Other income (expense)................................................   11.8    4.4    0.3    1.4   --
Minority interest in net (income) loss of
  ISS-Nagano GmbH.....................................................    0.7    3.7    5.0    7.9   (1.1)
                                                                        -----  -----  -----  -----  -----
Net income (loss).....................................................  (22.4)%  (9.0)% (25.5)% (38.9)%   0.9%
                                                                        -----  -----  -----  -----  -----
                                                                        -----  -----  -----  -----  -----

COMPARISON OF NINE MONTHS ENDED DECEMBER 31, 1997 AND 1996


REVENUES

    The Company derives its revenues from sales of its ASICs and ISDs and from fees earned under product development contracts. The Company recognizes revenues from product sales upon shipment. Contract revenues are recognized only when applicable customer milestones, including deliverables, have been met, but not in excess of the amount that would be recognized using the percentage of completion method.


    PRODUCT REVENUES. Product revenues increased by 52.2% from $5.2 million in the nine months ended December 31, 1996 to $7.9 million in the nine months ended December 31, 1997. This increase resulted primarily from an increase in shipments of MAP ISDs and media compatible ISDs. The Company expects that product revenues will increase as a percentage of total revenues in the future.



    CONTRACT REVENUES. Revenues from product development contracts increased by 103.8% from $1.5 million in the nine months ended December 31, 1996 to $3.1 million in the nine months ended December 31, 1997. This increase was due to the achievement of significant milestones under new product development contracts. The Company's contract revenues have fluctuated in the past and may continue to fluctuate depending on the number and size of product development contracts and the timing of related milestones and deliverables. The Company anticipates that contract revenues will decrease as a percentage of total revenues over time as the Company's product offering increases. However, because the Company's product portfolio expands as a direct result of product development contracts, the Company intends to enter into new product development contracts with its customers in the future.



    International revenues (export revenues and revenues from the Company's German subsidiary) were $2.9 million and $6.0 million in the nine months ended December 31, 1996 and 1997, respectively, representing 43.5% and 54.2% of total revenues, respectively, in each period. The increase in international revenues was principally the result of increased sales in Germany and export sales in Canada and Japan. The Company intends to continue to expand its international operations and to enter additional international markets. The Company's sales in Asia have been concentrated in Japan to date, but the Company has initiated marketing efforts to penetrate additional Asian markets. All of the Company's sales in Europe are denominated in Deutsche Marks. Accordingly, a portion of the Company's international revenues is subject to foreign currency fluctuation risks, and fluctuations in the value of the Deutsche Mark could adversely affect the profitability of sales made in Europe and therefore materially adversely affect the Company's business, financial condition or operating results. The Company has not engaged in any hedging transactions to minimize its risk to foreign currency fluctuations. The Company may, however, engage in such transactions in the future.


COST OF REVENUES


    COST OF PRODUCT REVENUES. The following table sets forth the Company's product revenues and the associated costs in the nine months ended December 31, 1996 and 1997.



                                                                                             NINE MONTHS
                                                                                            ENDED DECEMBER
                                                                                                 31,
                                                                                            --------------
                                                                                             1996    1997
                                                                                            ------  ------
                                                                                             (DOLLARS IN
                                                                                              THOUSANDS)
Product revenues..........................................................................  $5,174  $7,873
Cost of product revenues..................................................................   5,433   5,328
                                                                                            ------  ------
Product gross profit......................................................................  $ (259) $2,545
                                                                                            ------  ------
                                                                                            ------  ------
Product gross margin......................................................................    (5.0)%   32.3%
                                                                                            ------  ------
                                                                                            ------  ------

    The Company's product gross margin improved from (5.0%) in the nine months ended December 31, 1996 to 32.3% in the nine months ended December 31, 1997, primarily as a result of improved gross margin on the Company's MAP product line and the introduction of new ISDs with higher gross margin. The improved gross margin on the MAP product line resulted from a design change to incorporate a new ASIC that reduced component costs and improved yields. In addition, higher volume shipments, primarily of MAP products, resulted in allocation of fixed costs over a higher revenue base. Product gross margin was also favorably affected by the commencement of higher volume shipments of media compatible ISDs which have higher average selling prices than the Company's other ISDs. Such shipments were primarily to customers in Germany. The Company expects to commence volume shipments of media compatible ISDs to North American customers in late calendar 1998.



    COST OF CONTRACT REVENUES. Cost of contract revenues is comprised principally of compensation for engineering personnel and related costs. The cost of contract revenues is recorded as incurred. Cost of contract revenues increased from $2.0 million in the nine months ended December 31, 1996 to $2.6 million in the nine months ended December 31, 1997 as the result of increased development contract activities. The product development contracts are primarily intended to develop new products and not necessarily to increase the Company's profitability through funds earned under these contracts. Accordingly, the Company expects that the gross margin on contract revenues will fluctuate substantially from period to period because expenses are recorded as incurred, while recognition of revenues occurs only when contractual milestones are reached. The Company does not anticipate that gross margin on contract revenues will grow or even remain positive in future periods.


OPERATING EXPENSES


    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses include compensation and associated costs relating to development personnel not assigned to product development contract projects, as well as depreciation of certain equipment and development costs related to software, test and manufacturing. Research and development costs are expensed as incurred. Research and development expenses increased in absolute dollars from $1.0 million in the nine months ended December 31, 1996 to $1.3 million in the nine months ended December 31, 1997, but decreased as a percentage of revenues due to the higher level of revenues. The Company believes that research and development is critical to the Company's future success, and the Company intends to make continued significant investments in research and development. Research and development expenses are expected to increase in absolute dollars but may fluctuate as a percentage of revenues depending on a variety of factors including the product development contract activity in future periods.



    SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses consist of compensation for sales, marketing, finance and administration personnel, commissions paid to sales representatives and promotional activities. Sales, general and administrative expenses increased from $1.3 million in the nine months ended December 31, 1996 to $1.5 million in the nine months ended December 31, 1997. To the extent that the Company is successful in expanding its operations and as a result of becoming a public entity, the Company expects sales, general and administrative expenses to increase in absolute dollars in future periods. Sales, general and administrative expenses have historically been relatively low as a percentage of revenues due to the Company's strategy of developing custom products for specific customers and due to its use of technical personnel in the sales process. To the extent that the Company's offering of standard products increases and the Company markets these products through conventional means such as advertising in product catalogues, the Company's sales, general and administrative expenses may increase in absolute dollars, although total sales, general and administrative expenses are not expected to increase as a percentage product revenues.

INTEREST EXPENSE


    Interest expense decreased from $200,000 in the nine months ended December 31, 1996 to $159,000 in the nine months ended December 31, 1997 due to lower borrowings in the first nine months of fiscal 1997.


OTHER INCOME


    Other income in the nine months ended December 31, 1996 consisted primarily of a recognized gain of $172,000 from the final installment of the sale of an interest in the Company's subsidiary and foreign exchange losses of $80,000 on trade payables and notes to related parties denominated in foreign currencies. Other expense for the nine months ended December 31, 1997 was immaterial. The Company has not engaged in any hedging transactions to minimize its risk to foreign currency fluctuations. The Company may, however, engage in such transactions in the future.


MINORITY INTEREST IN NET (INCOME) LOSS OF ISS-NAGANO GMBH


    Minority interest in net (income) loss of ISS-Nagano GmbH represents the portion of net income or loss of the Company's majority-owned German subsidiary, ISS-Nagano GmbH ("ISS-Nagano") which is attributed to the interest of minority shareholders of that entity. Otherwise, all operating results of ISS-Nagano are consolidated with the Company's. The portion of ISS-Nagano's net loss attributable to the minority shareholders' interest for the nine months ended December 31, 1996 was $531,000, which resulted in a corresponding $531,000 decrease in the Company's net loss for that period. The portion of ISS-Nagano's net income attributable to the minority shareholders' interest for the nine months ended December 31, 1997 was $116,000, which resulted in a corresponding $116,000 decrease in the Company's net income for that period.



    On July 31, 1997, the Company entered into an agreement to increase its ownership of ISS-Nagano by converting approximately $1.1 million in long-term intercompany indebtedness owed by ISS-Nagano into an increased equity interest. Accordingly, the Company now owns 74% of the equity of ISS-Nagano. For periods subsequent to July 1997, 26% of ISS-Nagano's net income (loss) has been attributed to the minority stockholders' interest.


COMPARISON OF YEARS ENDED MARCH 31, 1995, 1996 AND 1997

REVENUES

    PRODUCT REVENUES. Product revenues increased by 50.8% from $5.3 million in fiscal 1996 to $8.0 million in fiscal 1997. This increase was principally the result of shipments of new custom ASICs and ISDs and increased unit shipments of existing custom products. The increase in product revenues in fiscal 1997 was also the result of the introduction of the Company's first standard products. Product revenues increased by 45.5% from $3.7 million in fiscal 1995 to $5.3 million in fiscal 1996. This increase was principally the result of the introduction of the Company's media compatible ISDs and increased sales of ASICs.


    CONTRACT REVENUES. Contract revenues decreased by 24.7% from $3.0 million in fiscal 1996 to $2.3 million in fiscal 1997. This decrease was due to the significant number of new product development contracts which were initiated in fiscal 1996 that continued through fiscal 1997. Based on completed milestones, most of the revenue under these contracts was recognized in fiscal 1996. Contract revenues increased by 128.9% from $1.3 million in fiscal 1995 to $3.0 million in fiscal 1996 principally as the result of the initiation of new product development contracts in fiscal 1996.


    International revenues (export revenues and revenues of ISS-Nagano) were $1.1 million, $3.2 million and $4.7 million in fiscal 1995, 1996 and 1997, respectively, representing 22.0%, 38.6% and 46.0% of total revenues, respectively, in each year. The increase in international revenues from fiscal 1995 to fiscal 1996 was due to increased sales in Japan and Germany. The increase in international revenues from fiscal 1996 to fiscal 1997 was principally the result of increased sales in Germany.

COST OF REVENUES

    COST OF PRODUCT REVENUES. The Company's product gross margin improved from 1.6% in fiscal 1996 to 9.4% in fiscal 1997 primarily as a result of a reduction in material costs and improved yields of the MAP ISDs during the fourth quarter of fiscal 1997. The introduction in the fourth quarter of fiscal 1997 of new ASICs with higher product gross margin also contributed to the improvement in product gross margin. These improvements were partially offset by an increase in manufacturing support costs in fiscal 1997 related to implementation of in-house test capabilities, product and process engineering to support yield enhancement programs and qualification of an offshore assembly vendor. The Company's product gross margin remained relatively constant at 1.2% and 1.6% in fiscal 1995 and fiscal 1996, respectively. The low product gross margins during the periods were principally the result of high costs associated with the commencement of volume production and the allocation of fixed costs over a relatively small revenue base.

    COST OF CONTRACT REVENUES. Cost of contract revenues increased from $2.1 million in fiscal 1996 to $2.7 million in fiscal 1997 but declined as a percentage of total revenues as a result of increased product revenues. Cost of contract revenues increased from $996,000 in fiscal 1995 to $2.1 million in fiscal 1996 due to a significant increase in the number of new product development contracts initiated in fiscal 1996.

OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by 93.9% from $742,000 in fiscal 1996 to $1.4 million in fiscal 1997. The Company's research and development expenses increased in fiscal 1997 as a result of implementing in-house test capabilities and expanding research and development activities in Germany. Research and development expenses increased in absolute dollars from $701,000 in fiscal 1995 to $742,000 in fiscal 1996 but decreased as a percentage of total revenues from 14.1% in fiscal 1995 to 8.9% for fiscal 1996. The decrease as a percentage of revenues was partially due to the effect of the grant from the German government and partially due to an increase in the number of product development contracts in fiscal 1996 which absorbed resources that would otherwise have been allocated to research and development.

    SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased by 26.6% from $1.4 million in fiscal 1996 to $1.8 million in fiscal 1997. This increase was principally due to increased personnel, sales commission and travel expenses associated with the increased level of operations. Sales, general and administrative expenses were relatively constant in absolute dollars in fiscal 1995 and fiscal 1996 but decreased as a percentage of revenues from 26.1% to 16.7% due to the increase in revenues.

INTEREST EXPENSE

    Interest expense increased from $96,000 in fiscal 1995 to $226,000 in fiscal 1996 and to $260,000 in fiscal 1997 due to higher average borrowings.


OTHER INCOME (EXPENSE)


    Other income decreased from $587,000 in fiscal 1995 to $366,000 in fiscal 1996 and to $28,000 in fiscal 1997. Other income in fiscal 1995 consisted primarily of a gain of $166,000 from the first installment of the sale of a minority interest in ISS-Nagano and of a $343,000 grant from the German government. Other income in fiscal 1996 consisted primarily of $235,000 of gain recognized from the second and third installments of the sale of a minority interest in ISS-Nagano and a $165,000 foreign exchange gain on trade payables and notes to related parties denominated in foreign currencies. Other income in fiscal 1997 consisted primarily of $172,000 of gain recognized from the fourth installment of the sale of a minority interest in ISS-Nagano which was partially offset by a $144,000 foreign exchange loss on trade payables and notes to related parties denominated in foreign currencies.

MINORITY INTEREST IN NET (INCOME) LOSS OF ISS-NAGANO GMBH

    Minority interest in net loss of ISS-Nagano GmbH increased from $37,000 in fiscal 1995 to $311,000 in fiscal 1996 and to $521,000 in fiscal 1997 due to the increased net losses of ISS-Nagano. As a result, the Company's net loss was reduced by corresponding amounts in each respective fiscal year.

INCOME TAXES

    Due to the Company's loss position, there was no provision for income taxes in fiscal 1995, 1996 or 1997. For federal tax purposes as of March 31, 1997, the Company had net operating loss and research and development credit carryforwards of approximately $6.5 million and $114,000, respectively, which will expire in fiscal years 2005 through 2012. For California tax purposes as of March 31, 1997, the Company had net operating loss and research and development credit carryforwards of approximately $3.0 million and $67,000, respectively, which will expire in fiscal years 1998 through 2002. The Company also has net operating loss carryforwards of $525,000 in ISS-Nagano as of March 31, 1997.

    Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards and credits before utilization.

    At March 31, 1997, the Company had net deferred tax assets of $3.0 million relating principally to the net operating loss carryforwards and capitalized research costs. Realization of deferred tax assets is dependent on future earnings, if any, the timing of which is uncertain. A valuation allowance has been recorded for the entire net deferred tax asset as a result of uncertainties regarding the realization of the assets due to the lack of earnings history of the Company.


YEAR 2000 COMPLIANCE



    The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. This issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Management is in the process of working with its software vendors to assure that the Company is prepared for the year 2000. Management does not anticipate that the Company will incur material operating expenses or be required to make any material investment in computer systems improvements to be year 2000 compliant. However, uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. The Company is currently implementing an upgrade to its management information system that the Company believes is year 2000 compliant. Any year 2000 compliance problem of either the Company or its customers or vendors could materially adversely affect the Company's business, financial condition or operating results.



NEW ACCOUNTING PRONOUNCEMENTS



    In June 1997, the Financial Accounting Standards Board issued Statement No. 130, REPORTING COMPREHENSIVE INCOME (FAS No. 130), and Statement No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (FAS No.
131). FAS No. 130 establishes rules for reporting and displaying comprehensive income. FAS No. 131 will require the Company to use the "management approach" in disclosing segment information. Both statements are effective for the Company during fiscal year 1999.

The Company does not believe that the adoption of either FAS No. 130 or FAS No. 131 will have material impact on the Company's business, financial condition or operating results.


QUARTERLY RESULTS OF OPERATIONS


    The following table sets forth selected consolidated statements of operations data for each of the seven quarters in the period ended December 31, 1997, as well as the percentage of the Company's total revenues represented by such data. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained herein and include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of such information when read in conjunction with the audited Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The operating results for any interim period are not necessarily indicative of results to be expected for any future period.

                                                                              THREE MONTHS ENDED,
                                              -----------------------------------------------------------------------------------
                                               JUN. 30,    SEP. 30,   DEC. 31,    MAR. 31,     JUN. 30,    SEP. 30,    DEC. 31,
                                                 1996        1996       1996        1997         1997        1997        1997
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------
                                                                                (IN THOUSANDS)
Revenues:
  Product revenues..........................   $   1,753   $   2,052  $   1,369   $   2,875    $   2,553   $   2,415   $   2,905
  Contract revenues.........................         710         435        396         714          948       1,095       1,097
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------
Total revenues..............................       2,463       2,487      1,765       3,589        3,501       3,510       4,002
Cost of revenues:
  Cost of product revenues..................       1,837       1,673      1,923       1,859        1,848       1,607       1,873
  Cost of contract revenues.................         640         768        616         707          689         889         994
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------
Total cost of revenues......................       2,477       2,441      2,539       2,566        2,537       2,496       2,867
Operating expenses:
  Research and development..................         324         391        319         404          355         484         426
  Sales, general and administrative.........         422         424        417         497          438         496         533
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------
Total operating expenses....................         746         815        736         901          793         980         959
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------
Income (loss) from operations...............        (760)       (769)    (1,510)        122          171          34         176
Interest expense............................         (83)        (69)       (47)        (61)         (54)        (51)        (54)
Other income (expense)......................          72          (6)        26         (65)           4          61         (76)
Minority interest in net (income) loss of
  ISS-Nagano GmbH...........................         125         171        235         (10)         (30)        (31)        (55)
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------
Net income (loss)...........................   $    (646)  $    (673) $  (1,296)  $     (14)   $      91   $      13   $      (9)
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------


AS A PERCENTAGE OF TOTAL REVENUES


                                                                              THREE MONTHS ENDED,
                                              -----------------------------------------------------------------------------------
                                               JUN. 30,    SEP. 30,   DEC. 31,    MAR. 31,     JUN. 30,    SEP. 30,    DEC. 31,
                                                 1996        1996       1996        1997         1997        1997        1997
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------

Revenues:
  Product revenues..........................        71.2%       82.5%      77.6%       80.1%        72.9%       68.8%       72.6%
  Contract revenues.........................        28.8        17.5       22.4        19.9         27.1        31.2        27.4
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------
Total revenues..............................         100         100        100         100          100         100         100

Cost of revenues:
  Cost of product revenues..................        74.6        67.3      109.0        51.8         52.8        45.8        46.8
  Cost of contract revenues.................        26.0        30.9       34.9        19.7         19.7        25.3        24.8
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------
Total cost of revenues......................       100.6        98.2      143.9        71.5         72.5        71.1        71.6
Operating expenses:
  Research and development..................        13.2        15.7       18.1        11.3         10.1        13.8        10.7
  Sales, general and administrative.........        17.1        17.0       23.6        13.8         12.5        14.1        13.3
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------
Total operating expenses....................        30.3        32.7       41.7        25.1         22.6        27.9        24.0
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------
Income (loss) from operations...............       (30.9)      (30.9)     (85.6)        3.4          4.9         1.0         4.4
Interest expense............................        (3.3)       (2.8)      (2.7)       (1.6)        (1.5)       (1.4)       (1.3)
Other income (expense)......................         2.9        (0.3)       1.4        (1.8)         0.1         1.7        (1.9)
Minority interest in net (income) loss of
  ISS-Nagano GmbH...........................         5.1         6.9       13.4        (0.3)        (0.9)       (0.9)       (1.4)
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------
Net income (loss)...........................       (26.2)%     (27.1)%     (73.5)%       (0.3)%        2.6%       0.4%       (0.2)%
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------
                                              -----------  ---------  ---------  -----------  -----------  ---------  -----------

    The Company's operating results in the quarter ended December 31, 1996 were materially adversely affected by, among other things, significant shipment delays to three of its major customers. Shipments of MAP ISDs and of ASICs to certain customers were delayed due to these customers' year-end inventory adjustments. Anticipated shipments of certain ISDs to Bosch were also delayed while the Company completed a product redesign requested by Bosch to enable compatibility with additional engine control computers. Because a significant amount of the Company's costs are relatively fixed, the revenue shortfall caused by the shipment delays resulted in a substantial operating loss in the quarter.

    Revenue in the quarter ended March 31, 1997 increased substantially over the prior quarter as the Company shipped, in addition to its normal shipments, a portion of the MAP ISDs and substantially all of the Bosch ISDs that were delayed. In addition, the Company made substantial unit shipments of a standard ASIC which had a significant impact on total revenues for the quarter.

    Product gross margin in the quarter ended March 31, 1997 also improved substantially over the prior quarter primarily as a result of improved gross margin on the Company's MAP product line and the shipment of ISDs with higher gross margins. The improved gross margin on the MAP product line resulted from a design change to incorporate a new ASIC that reduced component costs and improved yields. In addition, higher volume shipments, primarily of MAP products, resulted in allocation of fixed costs over a higher revenue base. Product gross margin was also favorably affected by the commencement of higher volume shipments of media compatible ISDs which have higher average selling prices than the Company's other ISDs. Further, the increased shipments of ASICs in the quarter also favorably affected product gross margin because ASICs typically have higher gross margins than ISDs.


    The product revenues in the quarter ended March 31, 1997 were higher than product revenues in the quarter ended June 30, 1997 because a significant amount of the anticipated shipments for the quarter ended December 31, 1996 were shipped in the fourth quarter ended March 31, 1997. Product revenues were relatively constant in the quarter ended September 30, 1997 due to production constraints. Product revenues increased by 20.3% for the quarter ended December 31, 1997 as compared to the quarter ended September 30, 1997 as the Company addressed certain of its production constraints and increased shipments of its media compatible ISDs. Product gross margin decreased slightly in the quarter ended June 30, 1997 but remained significantly higher than product gross margins in previous periods as shown in the following table:


                                                                                     THREE MONTHS ENDED,
                                                              -----------------------------------------------------------------
                                                              JUN. 30,   SEP. 30,    DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,
                                                                1996       1996        1996       1997       1997       1997
                                                              --------   ---------   --------   --------   --------   ---------
                                                                                   (DOLLARS IN THOUSANDS)
Product revenues............................................   $1,753     $  2,052   $ 1,369     $2,875     $2,553     $  2,415
Cost of product revenues....................................    1,837        1,673     1,923      1,859      1,848        1,607
                                                              --------   ---------   --------   --------   --------   ---------
Product gross profit........................................      (84)         379      (554)     1,016        705          808
Product gross margin........................................     (4.8)%       18.5%    (40.5)%     35.3%      27.6%        33.5%


                                                              DEC. 31,
                                                                1997
                                                              --------

Product revenues............................................  $ 2,905
Cost of product revenues....................................    1,873
                                                              --------
Product gross profit........................................    1,032
Product gross margin........................................     35.5%


    The decrease in product gross margin in the quarter ended June 30, 1997 was primarily due to change in product mix as the Company made increased shipments of ISDs which typically have lower gross margins than ASICs. The Company anticipates that the average selling prices of its products may fluctuate significantly in future periods, generally declining over time. Any significant decrease in average selling prices could result in a material decline in the Company's product gross margin if the Company is unable to implement cost reductions or introduce new products with higher product gross margin. See "Risk Factors--Declining Average Selling Prices."

    The Company's revenues and operating results have varied on a quarterly and an annual basis in the past and may vary significantly in the future. The Company's revenues and operating results are difficult to forecast and could be materially adversely affected by many factors, some of which are outside the control of the Company, including, among others, the timing, deferral or cancellation of customer orders and related shipments, the relatively long sales and development cycles for the Company's products, competitive pressures on selling prices, availability of foundry capacity, availability of raw materials, fluctuations in yields, changes in product mix, changes in the lead time required to ship products after receipt of an order, the Company's ability to introduce new products and technologies on a timely basis, introduction of products and technologies by the Company's competitors and customers, market acceptance of the Company's and its customers' products, the ability to obtain product development contracts and the amount and timing of recognition of product development contract revenue and expense associated with such contracts, quality control of products sold, personnel changes and difficulties in attracting and retaining qualified technical personnel, foreign currency exchange rates and economic conditions generally and in the automotive and industrial markets.

LIQUIDITY AND CAPITAL RESOURCES


    Since inception, the Company has financed its operations principally through sales of equity securities, product revenues and contract revenues. At December 31, 1997, the Company had cash and cash equivalents of $675,000 and working capital of $3.0 million. The Company also has available a $2.0 million bank line of credit agreement secured by the assets of the Company that permits borrowings of the lesser of $2.0 million or 75% of eligible accounts receivable. Eligible accounts receivable are defined as those outstanding less than 90 days from date of invoice. Borrowings under the line of credit bear interest at the bank's prime rate plus 1.75%. The Company also has available a $250,000 term loan facility for capital equipment that bears interest at the bank's prime rate plus 1.5%. At December 31, 1997, the Company had outstanding borrowings of $900,000 under the line of credit agreement, $257,000 under various capital equipment lease financing arrangements and notes payable to a related party of $679,000. See Notes 3, 4 and 5 of Notes to Consolidated Financial Statements.



    Net cash used in operating activities was $1.5 million, $1.7 million, $2.7 million and $939,000 in fiscal 1995, 1996 and 1997 and the nine months ended December 31, 1997, respectively. For fiscal 1997, net cash used in operations was primarily attributable to the net loss adjusted for non-cash items, an increase in accounts receivable partially offset by an increase in accounts payable and other accrued liabilities. For the nine months ended December 31, 1997, cash used in operating activities was primarily attributable to increases in accounts receivable and inventories partially offset by net income adjusted for non-cash items. The Company increased its inventory levels to accomodate expected increases in product sales.



    Net cash used in investing activities was $899,000, $974,000, $1.1 million and $675,000 in fiscal 1995, 1996, 1997 and the nine months ended December 31, 1997, respectively. Cash used in investing activities was primarily for the purchase of equipment.



    Net cash provided by financing activities was $2.3 million, $2.3 million, $5.4 million and $230,000 in fiscal 1995, 1996, 1997 and the nine months ended December 31, 1997, respectively. In fiscal 1997, cash provided by financing activities was primarily due to the sale of convertible preferred stock and proceeds from the issuance of notes payable. For the nine months ended December 31, 1997, the Company raised cash from financing activities of approximately $500,000 through stock sales which was partially offset by payments on notes payable and capital lease obligations.


    To date, the Company has not invested in derivative securities or any other financial instruments that involve a high degree of risk. The Company expects that, in the future, cash in excess of current requirements will be invested in short-term, investment grade, interest-bearing securities.

    The Company plans to finance its working capital and other capital resource needs with its current cash and cash equivalents, cash generated from future operations, if any, and proceeds from this offering. The Company believes that these resources will be sufficient to satisfy its working capital and other capital needs for at least the next 24 months.

                                    BUSINESS

OVERVIEW

    ISS designs, manufactures and markets high performance, intelligent sensor products that are used in electronic control systems by customers in the automotive and industrial markets. The Company's objective is to become a leading supplier of ASICs and ISDs for electronic control systems in these markets. Currently, ISS has over 20 customers worldwide, including market leaders such as Bosch, John Deere, Echlin, Honda, Knorr-Bremse, MascoTech, Michelin, Nagano and Sumitomo. Through these and other customers, the Company's products have been designed into the vehicles of leading manufacturers such as Fiat, Ford, Honda, Mercedes Benz, Mitsubishi, Nissan and Peugeot as well as into industrial systems manufactured by companies such as Tokyo Gas and Eaton Corporation.

    The Company's core competencies are its (i) ASIC design technology, (ii) behavioral simulation software, (iii) calibration software, (iv) package design technology and (v) manufacturing processes. The ASIC design and software technologies, together with the Company's packaging expertise, enable ISS to design ASICs and ISDs that meet customer requirements for integration with diverse and rugged systems and to manufacture them efficiently and cost effectively with relatively low capital expenditures.

    The Company has established strategic alliances with a number of significant manufacturers such as Bosch, Nagano and Michelin. These strategic alliances are intended to be long term, mutually beneficial relationships focusing on joint technology and product development, manufacturing and exclusive or preferred supply arrangements. The Company believes that OEM technical partnering arrangements with its customers allow the Company to combine its technology with the systems expertise of its customers and to rapidly introduce new products based on the technology developed through these alliances.

INDUSTRY BACKGROUND

    According to industry sources, the high performance automotive and industrial segments of the market for electronic sensor products were estimated to be approximately $2.1 billion in 1996, and these segments are expected to grow to over $5.0 billion by 2001. Companies in the automotive and industrial markets are increasingly incorporating electronic sensors into their products to respond to developments in the competitive global marketplace. For example, a typical automobile manufactured today contains approximately 20 electronic sensors with some vehicles having as many as 60 electronic sensors. Electronic sensors can enable manufacturers to satisfy customer demands for longer warranties, increased product performance, reliability and energy efficiency and to comply with environmental, safety and other governmental regulations.

    Sensors rely on sensing elements that convert physical variables such as pressure, speed, acceleration and temperature into electrical signals that provide information that can be the basis of action such as deploying an airbag, sounding an alarm or changing the amount of fuel supplied to an engine. The first widely used sensors were electro-mechanical devices that provided only basic on/off functions. Recent technological advances have enabled the deployment of electronic sensing elements with outputs that continuously vary in proportion to the sensed variable. These electronic sensing elements can be combined with electronic circuits to provide dramatic reductions in size and weight compared to older electro-mechanical devices. With these improvements, companies in the automotive industry increasingly use electronic sensors in new and enhanced applications such as safety, emissions control, engine management and other systems. Similarly, companies in industrial markets are incorporating electronic sensors into new and enhanced applications such as process control, test and measurement, refrigeration, utility metering and HVAC systems.

    Electronic sensing elements require substantial electronics to process or condition their outputs in order to make them useful over varying operating conditions and to convert the signals into a form that is compatible with the processor or computer controlling the system. Conventional signal conditioning electronics make use of precision analog bipolar integrated circuits to interface with the sensing element. These ICs are commonly used in conjunction with discrete components mounted on a ceramic substrate. This hybrid circuit configuration results in relatively large size, high cost and reduced reliability due to the large component count required. In addition, the analog-only nature of these circuits is not compatible with the single-chip integration of complex system functions that manufacturers are demanding in sensor products to facilitate wide deployment of advanced systems. These features include self and system diagnostics, fault detection and communications capabilities. The Company believes that these needs create a significant market opportunity for its ASICs and ISDs.

THE ISS SOLUTION

    To meet the emerging needs of this market, ISS designs, manufactures and sells proprietary ASICs and ISDs which enable customers in the automotive and industrial markets to deploy advanced, high performance electronic control systems. The ASICs are designed using commercially available CMOS processes which enable all functions--from interface with sensing element to signal conditioning as well as system functions--to be implemented in a single ASIC. Further, these ASICs work with the Company's proprietary software for sensor calibration. The Company's ASICs are also packaged with commercially available sensing elements to produce ISDs that meet each customer's specifications. The Company's products have been designed into a broad range of high performance, high volume automotive control systems such as fuel injection and transmission systems, automotive safety systems such as air bags, anti-lock brakes and suspension systems, and industrial systems such as gas flow, refrigeration and hydraulic control systems.

    The Company's core competencies are its (i) ASIC design technology, (ii) behavioral simulation software, (iii) calibration software, (iv) package design technology and (v) manufacturing processes. The Company's mixed signal ASIC design technology, consisting of its Intelligent Sensing Architecture and its advanced macrocell library tailored for sensor applications, enables ISS to rapidly develop products in which multiple system functions are integrated into a single IC. The Company uses its behavioral simulation software during the development process to create and assess alternative designs to optimize the performance of its products within the customer's system. The Company uses its calibration software during the manufacturing process to correct for variances in sensing elements and system environments. In addition to its ASIC design and software technology, the Company has substantial experience in designing packages that meet customer requirements for integration with diverse and rugged systems. The ASIC design and software technologies, together with the Company's packaging expertise, enable ISS to design and manufacture intelligent sensor products efficiently and cost effectively with relatively low capital expenditures.

    An integral part of the ISS solution is its customer approach and strategy. The Company's strategy is to identify leading manufacturers within each of its target market segments, work with these customers to understand their needs and develop jointly with these customers product solutions that offer a combination of high performance, increased functionality and cost savings. By combining its technology with its customers' systems expertise, ISS and its customers can achieve concurrent engineering, system partitioning and optimum product definition. The Company believes that providing its customers access to highly trained ISS engineers, who assist in defining, designing and qualifying customer systems, fosters shared goals and shared responsibilities for making these customers' systems successful. The Company has entered into such relationships with a number of companies including Bosch, Michelin and Sumitomo in the automotive market and Nagano in the industrial market. An additional benefit of working with leading manufacturers is the ability to gain insight into their next generation product requirements. The Company believes that its relationships with market leaders position the Company to sell products to other significant market participants.

STRATEGY

    The Company's objective is to be a leading supplier of innovative and proprietary ASICs and ISDs for high performance electronic control systems. The key elements of the Company's strategy to achieve this objective are:

    EXPAND AND LEVERAGE STRATEGIC ALLIANCES. An important element of the Company's strategy is to form alliances and joint development arrangements with suppliers and customers to create ASICs and ISDs that are designed into high performance, high volume products and systems. The Company believes that strong strategic alliances enable it to sell multiple products to select manufacturers in the automotive and industrial markets. By working with such customers, the Company gains an understanding of the customers' product development strategies and insight into their future needs. Forming alliances with industry leaders also increases the Company's visibility and acceptance of the Company's products and technologies in the marketplace.

    LEVERAGE LOW COST ISD MANUFACTURING PROCESSES. The Company's technologies enable it to manufacture its ISDs on automated, high volume, low cost assembly lines. Because of the relatively low capital expenditures required to construct these facilities, the Company can locate them in close proximity to its customers. The Company has established one such facility in Dresden, Germany which has enhanced the Company's relationships with its German customers by enabling the Company to provide them with quick response and effective technical support. The Company intends to establish additional manufacturing operations near other customer bases in North America, Asia and Europe.

    MAINTAIN TECHNOLOGICAL LEADERSHIP. The Company's Intelligent Sensing Architecture, advanced macrocell library, behavioral simulation software, calibration software and ISD package design technology and manufacturing know-how enable it to develop and manufacture ASICs and ISDs with high levels of accuracy, functionality and performance. The Company plans to continue to enhance its core technologies and to integrate them with new generations of sensing elements, such as fiber optic and chemical sensing elements. The Company is entering the production phase of its low power ASICs, wireless sensing products and single chip sensor solutions in which the sensing element is integrated into the Company's ASIC. The Company is also exploring technologies to enable in-system programmability and to extend the range of operating conditions for electronic control systems incorporating its ISDs.

    INCREASE PRODUCT OFFERING AND PENETRATE NEW MARKETS. The Company intends to develop and introduce new ASICs and ISDs for the automotive, industrial, office and consumer markets. Building on the technology developed for custom products, the Company can shorten the development time of similar products for new applications and markets and rapidly introduce standard products. ISS believes that continuously developing and introducing new ASICs and ISDs will enable the Company to enter markets at a competitive price point with opportunities for future cost reductions to strengthen the Company's competitive position. The Company also believes that it can expand into new industrial applications and identify and exploit office and consumer markets with new products based on its proprietary technology.

    CAPITALIZE ON FABLESS SEMICONDUCTOR MODEL. ISS does not own or operate a semiconductor fabrication facility and relies on third parties for the manufacture of its ASICs. The Company's fabless business model allows it to focus its resources on developing new technologies and products, while minimizing capital and operating infrastructure requirements. The Company seeks to leverage the flexibility of its fabless semiconductor business model to lower technology and production risks and increase profitability. In addition, the Company's reliance on mainstream semiconductor manufacturing technologies rather than newer, more expensive manufacturing processes reduces the risks inherent in newer, less proven process technologies.

PRODUCT DEVELOPMENT

    A principal element of the Company's business strategy is to work closely with its customers to develop custom ASICs and ISDs. The Company's joint development arrangements generally provide that the customer funds a portion of the Company's development efforts and obtains an exclusive right to the resulting product subject to certain limitations and provided that the customer satisfies certain minimum volume requirements. The Company retains intellectual property rights to the underlying technology and frequently retains the right to sell the products for use in non-competing applications.

    The development cycle for a new product in a new application in the automotive industry begins with a three to six month period during which the Company and the customer engage in technical and business discussions about capabilities and requirements. Following this, the Company and the customer enter a three to twelve month product development period followed by a six to twelve month period for field trials and qualification. At the other extreme, the development cycle of an existing product in a new application in the industrial market can be as short as four to six months as shown in the diagram below. Once ASICs or ISDs are designed into systems, the production life is quite long. For example, in the automotive industry, a product's production life typically ranges from five to seven years, and customers rarely request retooling or redesign during this time. Because of the complexity, length and cost of the product development cycle for both the Company and its customers, competitors cannot replace the Company's product unless both the competitor and the customer make significant investments of time and resources. Therefore, achieving a design win that leads to a production release can enable the Company to enjoy the supply position for the duration of the production phase.

    The following diagram illustrates the Company's typical life cycle for new applications for new and existing products:

               [FLOW CHART OF DEVELOPMENT AND PRODUCTION CYCLES]

    The majority of the Company's standard products have been derived from custom products for other markets or applications. The Company has also developed standard products without customer assistance to address particular markets, sensing elements or types of electronic control systems. The Company's standard products help it address a broader market and can provide a platform for rapidly developing custom products with similar features.

    Because the Company's existing products address the functional requirements of a variety of electronic control systems, the Company is often able to shorten the product development cycle for similar products addressing new applications. For example, if one of the Company's existing ASICs satisfies most but not all of a customer's requirements, the Company can modify the product to create a new ASIC that specifically addresses that customer's needs. Similarly, if an existing ISD addresses most but not all of the requirements of an application that does not compete with the principal application of the ISD, the Company can use the existing ISD design to create a new modified ISD. The Company believes that its ability to shorten product development times by leveraging existing product designs increases its ability to develop and introduce new products rapidly and cost-effectively.

PRODUCTS

    The Company's two product lines are application specific integrated circuits ("ASICs") and integrated sensor devices ("ISDs"). These product lines include both standard products and customized solutions that have been developed to address the needs of a broad range of specific applications and to enhance the value of customer systems. The Company develops its custom products by working closely with its customers and builds on this experience to create standard products.

    APPLICATION SPECIFIC INTEGRATED CIRCUITS

    The Company designs, manufactures and markets ASICs for individual sale and ISDs that incorporate its ASICs. ASICs incorporated into the Company's ISDs complement selected sensing elements and integrate signal conditioning, calibration, diagnostics, fault detection and other system functions. In this way the Company leverages its ASICs and design, manufacturing and packaging processes into proprietary value-added products.

    The Company's ASICs are sold to manufacturers that integrate these ASICs into their own ISDs and electronic control systems. Custom ASICs are developed pursuant to arrangements with specific customers for incorporation into particular electronic control systems. For example, the Company has developed custom ASICs for use in gas flow meters that detect leaks and measure gas flow for certain Japanese utility companies. These ASICs are designed to work with very low power consumption battery powered systems. These ASICs amplify, correct and filter very low level analog signals from the sensing elements and convert them to digital form for processing by the meter. Another custom ASIC is used with accelerometers in air bag systems. This ASIC amplifies and corrects the accelerometer sensing element signal and performs diagnostics to alert the electronic control computer in the event of a sensing element problem.

    The Company's standard ASICs are sold to a variety of customers, including sensing element manufacturers and systems integrators, for use in a broad range of electronic control systems. For example, the Company's SCA2095 is a signal conditioning ASIC used by manufacturers of resistive sensing elements such as pressure transducers, strain gauges and accelerometers. Because the SCA2095 is a single chip that permits digital calibration of sensor variances, it is less expensive and easier to integrate with a variety of sensing elements than conventional sensor electronics. The average selling prices of the Company's ASICs range from approximately $1.50 to $8.00 per unit depending on the volume.

    The Company has a variety of ASIC products in production, in qualification and under development, including those shown in the following table:


-------------------------------------------------------------------------------------------
    MARKET                           APPLICATION                                STATUS
  Automotive   Airbag crash sensor                                       In Production
               Oil pressure sensor
               Pressure sensor with frequency output
               Vehicle Stability                                         In Qualification
               Automotive accelerometer                                  Under
               Navigation                                                Development
               Brake System
  Industrial   Temperature control and instrumentation                   In Production
               Hydraulic control system
               OEM pressure sensors
               Industrial pressure sensor
               Low power pressure monitoring for gas meter               In Qualification
               Low power gas flow monitor for natural gas
               Low power gas flow monitor for propane                    Under Development

    INTEGRATED SENSOR DEVICES

    The Company's ISDs consist of commercially available or custom sensing elements that are packaged together with the Company's proprietary ASICs. The Company sells ISDs to customers in the automotive and industrial markets for incorporation into a wide variety of electronic control systems in vehicles and industrial systems. The Company has several families of ISDs, examples of which are manifold absolute pressure ("MAP") sensors, tire pressure sensors and media compatible pressure sensors for fuel systems. The MAP ISDs are sold into the aftermarket for use in engine control in Ford, Chrysler and GM automobile engines to measure the vacuum in the intake manifold enabling the engine control computer to measure and adjust the air/fuel ratio.

    Certain of the media compatible ISDs are incorporated into a new generation of diesel fuel injection systems known as "common rail." In these systems, the diesel fuel is pumped into a manifold at very high pressures (over 20,000 psi). This pressurized fuel is then delivered along a common rail through the fuel injectors into each cylinder. The Company's ISD measures the common rail pressure and communicates this information to the system control computer which then adjusts the pressure. Engines incorporating common rail injection systems with the Company's ISDs are quieter, produce more power, use less fuel and emit less carbon monoxide than conventional diesel engines. The following diagram illustrates the Company's ISD incorporated in the common rail diesel fuel injection system.

             [PICTURE OF COMMON RAIL DIESEL FUEL INJECTION SYSTEM]

    The Company is currently developing a new family of ISDs for tire performance monitoring. These products measure and transmit tire pressure, temperature and identification to a remote transceiver over a wireless link for tire performance monitoring and trend analysis. The Company's tire performance monitoring ISDs feature a "single-chip sensor" construction in which pressure and temperature sensing elements are combined on a single chip along with ASIC functions, including analog sensor signal conditioning circuits, nonvolatile memory for tire identification and sensor data storage, digital logic and transceiver communications circuits. The Company expects to introduce a low power wireless, valve stem-mounted ISD into the aftermarket in calendar 1998. The Company also expects to introduce OEM in-tire products for both on-road trucks as well as off-road construction and other heavy duty vehicles in calendar 1999. The average selling prices of the Company's ISDs range from approximately $9.00 to $50.00 per unit depending on the volume.

    The Company has a number of ISDs in production, in qualification and under development, including those shown in the following table:


-------------------------------------------------------------------------------------------
    MARKET                             APPLICATION                                STATUS
  Automotive   MAP for automotive engine management                          In Production
               XKP pressure sensor for natural gas engine control
               Dual pressure sensor for pneumatic braking system
               XKP pressure sensor for common rail diesel fuel injection
               HVP pressure sensor for common rail diesel fuel injection
               Tire performance monitor--valve stem-mounted                  In Qualification
               Pressure sensor for vehicle chassis control
               HVP pressure sensor for braking systems
               Tire performance monitor--in-tire installation                Under
               Gasoline direct injection pressure sensor                     Development
               Pressure sensor for electronic hydraulic braking system
               Tire performance monitor--offroad vehicles
               Combined pressure and temperature sensor
               Pressure sensor for common rail diesel fuel injection
  Industrial   XKP pressure sensor for industrial applications including     In Production
               hydraulic control, agricultural sprayers, compressor
               control, and others
               HVP pressure sensor for refrigeration control system          In Qualification
               Industrial pressure sensor                                    Under
               XKP pressure sensor with built-in temperature sensor          Development

CUSTOMERS

    The Company sells its ASICs and ISDs to customers in North America, Europe and Asia. Although the majority of the Company's customers are suppliers in the automotive industry, the Company's customer base also includes industrial system manufacturers, sensing element manufacturers and vehicle manufacturers. Most of the Company's customers are suppliers that purchase components and subassemblies such as ASICs and ISDs and perform system integration functions for vehicle makers and industrial equipment manufacturers.

    To establish a supply relationship with a customer, the Company typically must satisfy exacting product requirements and qualify its manufacturing lines. Although this process is lengthy and can be costly for the Company and the customer, it often results in a long-term supply arrangement and can create a barrier to entry for other suppliers. To improve its ability to satisfy customers' product and manufacturing requirements, the Company works closely with its customers' engineering teams to develop and implement advanced manufacturing processes. The Company has undertaken programs to implement ISO 9001 and QS-9000 quality systems in order to minimize the time required to qualify its products and manufacturing lines with customers.

    The Company's customers include the following companies:

Allied Signal        GFI Control Systems  Mercedes Benz
Bosch                Honda                Michelin
John Deere           Hydraulic Ring       Nagano
Eaton Corporation    Johnson Controls     Omron
Echlin               Knorr-Bremse         Sumitomo
EG&G/IC Sensors      Lucas Diesel         White
Freightliner         Systems              Industries
                     MascoTech

    The Company's revenues in any period are substantially dependent upon a relatively small number of large customer orders. The Company expects that this trend will continue. See "Risk Factors--Significant Customer Concentration."

STRATEGIC ALLIANCES

    The Company considers strategic alliances a key part of its overall business strategy and plans to maintain and strengthen its existing relationships and to develop additional relationships to accomplish its business objectives. Examples of the Company's strategic alliances include the following.

    ROBERT BOSCH GMBH

    Robert Bosch GmbH is a Germany-based multi-national supplier of automobile systems and subsystems with annual revenues in excess of $27 billion. In 1995, Bosch contracted with ISS to design an ISD with the ability to measure very high pressures in a common rail diesel fuel injection system. The Company worked closely with Bosch system designers and used its behavioral simulation software, ASIC design technology and macrocell library to develop a customized ISD that satisfied Bosch's specifications. The Company was able to solve problems Bosch had encountered with previous development attempts and now manufactures the ISDs used in Bosch's common rail diesel fuel injection systems. As a result of the successful development of the diesel injection ISD, Bosch requested that ISS compete for the design of an ISD for a vehicle stability system and ultimately selected the Company to design and manufacture the ISD for this system. Following these successful programs, Bosch has expanded its involvement with the Company and engaged ISS to design and supply ISDs for both an electronic hydraulic brake system and a gasoline direct fuel injection system. The Company believes that its strong relationship with Bosch may result in design wins in more of Bosch's widely distributed products.

    To enhance the relationship with Bosch, the Company encourages its management, engineers and sales and marketing personnel to work closely with Bosch managers, system designers and sales and marketing executives. Further, because these efforts have lead to an alliance which goes beyond that of a typical customer or supplier, the Company has attained a level of market credibility and access to significant system expertise that would otherwise be unavailable to the Company. The Company intends to build additional relationships modeled on the Bosch alliance with manufacturers that do not directly compete with Bosch.

    NAGANO KEIKI CO., LTD.

    Nagano Keiki Co., Ltd. is a Japan-based supplier of sensors and ISDs with annual revenues in excess of $200 million. In calendar years 1990 and 1991, the Company developed two custom ASICs for Nagano for industrial and automotive applications. During the course of working with Nagano to develop these ASICs, the Company became familiar with Nagano's proprietary stainless steel pressure sensing element technology and developed ISDs integrating the Company's ASICs with Nagano's sensing elements for automotive applications. The resulting ISDs are compatible with a wide range of harsh media such as gasoline, diesel fuel, refrigerants and hydraulic fluids. These media-compatible ISDs are an important strategic element of the Company's product portfolio.

    The Company has developed six custom ASICs for Nagano, including the two initial products, and Nagano has become a major customer of the Company. Nagano also purchases standard ASICs from the Company. The relationship between the Company and Nagano has facilitated Nagano's entry into the Japanese automotive market as a supplier of high performance ISDs.

    As a result of these successful collaborations, Nagano has expanded its relationship with the Company through equity investments in the Company and its German subsidiary. The subsidiary is focused on the manufacture of ISDs that incorporate Nagano's sensing elements and the Company's ASICs. Finally, the Company and Nagano are currently engaged in joint product development and marketing efforts. Through this arrangement, Nagano manufactures and markets the resulting products in Japan, while ISS manufactures and markets these products in North America and Europe.

    MICHELIN

    Michelin is a multi-national tire manufacturer with significant North American operations and annual revenues of approximately $14 billion. The Company has entered into an agreement with Michelin of North America for the development and supply of a new product for Earthmover tire performance monitoring. This product measures and transmits tire pressure, temperature and identification to a remote transceiver over a wireless link for tire performance monitoring and trend analysis. The Company's relationship with Michelin is expanding through close engineering cooperation involving programs in which the Company's core competencies are combined with Michelin's complementary expertise.

COMPETITION

    The markets in which the Company competes are highly competitive and characterized by diverse industry requirements and severe pricing pressure in many applications. In the ASIC market, the Company competes with analog and mixed signal semiconductor companies such as Motorola, TI and Analog Devices. The Company's products also compete indirectly with conventional hybrid circuits and standard analog and mixed signal ICs. In the ISD market, the Company competes with Delco, a subsidiary of GM, Motorola, TI, Kavlico and Denso. These companies all have substantially greater financial, technical, manufacturing, marketing, distribution, personnel and other resources than the Company. In addition, in the industrial market, the Company competes with many small companies that have developed specialized electronic sensor products and formed close relationships with their customers. The Company also competes with the in-house development staff of certain of its current and potential customers.

    The Company anticipates that additional competitors may enter the Company's markets, resulting in even greater competition. Many of the Company's current or prospective competitors own or have investments in wafer foundries, which provide dedicated capacity to these competitors and enable them to influence or control costs more effectively than the Company. There can be no assurance that the Company will be able to compete successfully with existing or new competitors. Increased competition could result in significant price reductions or the loss of current or potential customers or design wins which could materially adversely affect the Company's business, financial condition or operating results.

    The Company believes that the principal competitive factors affecting its markets include price, supply assurance, product performance and quality, flexibility and responsiveness. The Company believes that it competes favorably with respect to these competitive factors. The Company's technology and products have been well accepted by leaders in the automotive and industrial markets. Through strategic alliances the Company is uniquely positioned to address the emerging needs of the market. Finally, the singular focus on sensor applications enables the Company to respond quickly to meet the customers' needs. See "Risk Factors--Competition."

TECHNOLOGY

    The Company's technology is driven by the demands of the automotive and high volume industrial markets for high performance, electronic sensor products. The Company is committed to maintaining leading edge technology in the areas of mixed signal ASIC design, behavioral simulation software, calibration software, package design and manufacturing know-how. The Company's technologies facilitate cost-effective development and timely introduction of products designed to address customer needs.

    The Company's mixed signal ASIC design technology, based on its Intelligent Sensing Architecture, enables the Company to integrate signal conditioning, calibration, diagnostics, networking and other system functions into a single IC. The use of a single IC results in a "one sensor-one ASIC" structure, forming an intelligent sensor that can interface with a variety of control devices in high performance electronic control systems. The Company designs its ASICs using its proprietary macrocell library which contains proven circuit blocks optimized to perform sensor signal conditioning functions such as amplification, error correction and filtering. The macrocell library also contains system level functions including diagnostics, analog-to-digital conversion and output formatting. The Company's ASICs utilize CMOS fabrication processes to combine high performance analog sensor interfaces with digital system functions and nonvolatile memory, eliminating the need for bipolar ICs, ceramic substrates, thick film networks and laser trimming that are characteristic of traditional hybrid circuits.

    The Company uses its behavioral simulation software during the product development process to create and assess alternative designs to optimize the performance of its products within the customer's system. In addition, the software demonstrates how potential configurations can be achieved with different architectures, development times, manufacturing methods and costs. This process provides the opportunity to identify the product features that address the technical and time-to-market requirements of the customer's specific application.

    The Company uses its proprietary calibration software to correct for errors associated with various sensing elements and system environmental conditions. As a result, the Company can construct its ISDs using ASICs combined with low cost sensing elements that have broad variances, while increasing system accuracy. This software is embedded in the Company's automated test and calibration systems which can simultaneously calibrate and characterize hundreds of ISDs over specified operating conditions.

    In addition to its ASIC design and software technology, the Company has substantial package design expertise and manufacturing know-how. The Company designs the packages that house its ISDs to meet customer requirements for integration with diverse and rugged systems such as engines, tires, brakes and compressors. The Company's packaging process consists of assembling the sensing element with the ASIC, enclosing these components in a metal or plastic housing, and establishing an electrical connector to interface with the customer's control system. Packaging is a critical element in ISD design because packaging can affect the sensing element, thereby affecting the performance of the ISD. Package design also has a significant impact on product reliability, durability and assembly costs. The Company's advanced packaging techniques enable it to produce reliable, durable products in a cost effective manner.

    The Company's ASIC design, software and package design are brought together in the Company's proprietary ISD manufacturing process, which includes sensing element assembly and automated calibration and testing. The Company's manufacturing lines in Germany are automated to implement a zero defect philosophy and enable it to satisfy customer demands rapidly and efficiently. Further, the automated manufacturing lines have low labor costs and leverage the Company's calibration software to reduce capital equipment requirements. Therefore the Company has the ability to establish manufacturing sites near its customer base with relatively low capital investments.

MANUFACTURING

    The Company focuses its capital and human resources on those operations that leverage its proprietary technology, provide significant added value or are key determinants of product quality. The Company complements its internal operations with products and services from a small base of strategic, long-term suppliers. The Company out-sources widely available, commodity services to benefit from economies of scale.

    The Company has adopted the "fabless" model in its approach to ASIC manufacturing. Consistent with this approach, the Company does not own or operate a semiconductor manufacturing facility. Instead, the Company has established relationships with three CMOS wafer foundries that supply the bulk of its semiconductor needs. In addition, the Company manages ASIC package assembly through leading suppliers in the Philippines and Hong Kong. The Company conducts most of its ASIC wafer sort and all of its ASIC final product testing and outgoing quality assurance at its facility in San Jose, California. This approach enables the Company to concentrate its resources on product development and technology where it believes it has significant competitive advantages, eliminating the high cost of owning and operating a semiconductor wafer fabrication facility.

    The Company currently relies on American Microsystems, Inc., Micrel Semiconductor, Inc. and Silicon Systems, Inc. for the fabrication of essentially all of its ASICs, including those incorporated into its ISDs. The Company is currently qualifying products from a fourth foundry, Symbios Logic. The Company's ASIC design technology does not rely on state-of-the-art or specialty semiconductor processes and instead uses CMOS wafer fabrication processes that are a generation behind the leading edge processes in high demand by the computer and communications industries. As a result, fluctuations in the supply and demand for wafer fabrication capacity have less impact on the Company than on companies whose products require the more advanced, small geometry processes. Nonetheless, continued access to high quality wafer foundry capacity is critical to the Company's ability to meet customer demands. The Company has from time to time experienced lower than anticipated manufacturing yields and long supply lead times from its foundry suppliers.

    The Company's ISDs incorporate electronic subassemblies in which the Company's ASICs are assembled together with sensing elements. This PC board-level assembly is performed by an independent vendor in Thailand that ships the subassemblies to ISS for ISD product-level assembly, calibration, test and final quality assurance monitoring. These latter operations are carried out in-house by ISS personnel. These operations are critical, value-added steps that use proprietary ISS manufacturing technology necessary for the control of outgoing product quality, production yields and delivery to customers.

    The Company's ISDs are assembled, calibrated and tested at the Company's facilities in California and Germany. The Company's calibration software and its automated manufacturing lines in Germany are designed to enable a much simplified manufacturing flow, lowering product cost and reducing the capital requirements for establishing and expanding manufacturing facilities. In a fully automated test and calibration system operating under control of the Company's software, hundreds of ISDs can be simultaneously measured, calibrated and characterized over specified operating conditions.

    ISD packaging and assembly technologies are key determinants of both performance and cost in ISDs. The Company's ISDs utilize standard PC board substrates and widely available surface mount and chip-on-board technologies, replacing the costly ceramics and thick film printing operations commonly used. In the assembly of its ISDs, the Company employs variations on standard product assembly technologies such as wirebonding, soldering, dispense/cure and crimping. The use of standard assembly technologies has permitted the Company to focus on the development and implementation of technologies that define critical performance parameters such as sensing element mounting and passivation, materials selection and automated white light soldering. The Company has also developed techniques in the areas of design for manufacturability and zero defect philosophy assembly. ISS maintains significant in-house expertise in mechanical and electrical design, including insert injection molded plastics, PC board design and layout, automated manufacturing and production tools and fixtures.

    The Company's technology brings significant benefits to the manufacturing process. ISDs, which leverage the Company's ASIC design and software technology, require relatively low capital expenditures in the manufacturing process due to low component count, automated calibration and innovative package design. The relatively low capital intensity of the manufacturing lines makes it possible to locate manufacturing operations close to customer bases to meet just-in-time delivery requirements and to enhance customer relationships.

    The Company has been a qualified supplier to various automotive manufacturers for a number of years and has commenced the process to obtain ISO 9001 and QS-9000 certification. ISO 9001 is a quality assurance model that is used by companies in the course of the design, production, inspection, test, installation and service processes. The ISO quality specifications are comprehensive and internationally supported. QS-9000 is the Quality Management System that automakers are increasingly requiring of their suppliers. QS-9000 is an ISO 9001-based system that incorporates industry specific features agreed upon by Chrysler, Ford and GM. These quality systems are designed to reduce errors and cost while improving design control and productivity. The Company has targeted completion of the ISO and QS accreditation processes in calendar 1998. See "Risk Factors--Dependence on Sole Source Suppliers," "--Dependence on Independent Wafer Suppliers," and "--Need for ISO 9001 and QS-9000 Certification."

RESEARCH AND DEVELOPMENT


    As of December 31, 1997, the Company's research and development organization consisted of 37 full-time employees. During 1995, 1996 and 1997 and the nine months ended December 31, 1997, research and development expenses were approximately $701,000, $742,000, $1.4 million and $1.3 million, respectively. In addition, during 1995, 1996 and 1997 and the nine months ended December 31, 1997, the Company had $996,000, $2.1 million, $2.7 million and $2.6 million of costs related to contract revenue.


    The Company has committed, and expects to continue to commit in the future, substantial resources to research and development in areas including wireless communications, next generation ASIC designs, software, package design, manufacturing automation, test systems and standard product development. In particular, the Company's research and development focus areas include monolithic sensors, multiple sensing elements in a single ISD and system level products. Concurrently, the Company intends to continue research and development efforts pursuant to joint development arrangements for custom products where the customer provides significant funding. In addition to the advantages it gains by working closely with its customers, its joint development strategy allows the Company to commit substantial resources to research and development without diverting a significant portion of its capital resources. The Company intends to continue to follow this strategy in the future.

    The Company's future success will depend in part upon its ability to develop new products on a timely basis that keep pace with technological developments, emerging industry standards and increasingly sophisticated needs of its customers. There can be no assurance that the Company will be successful in developing new products that respond to technological change or evolving industry standards or that the Company will not experience difficulties that could delay or prevent the successful development of these products. If the Company is unable, for technological or other reasons, to develop new products, the Company's business, financial condition or operating results could be materially adversely affected.

SALES AND MARKETING

    The Company focuses its marketing efforts on potential and existing customers that are leaders in selected segments of the automotive and industrial markets. The objective is to develop and maintain long-term, strategic customer partnerships that lead to multiple programs across a range of applications. This is achieved, in part, by establishing and maintaining close ties at all levels, including strong management and engineering relationships which complement the traditional marketing and sales purchasing interface. Marketing personnel work closely with customers to identify high volume opportunities which require high performance products that leverage the Company's technology. The Company's marketing and sales staff has the requisite technical expertise and industry knowledge in order to support the lengthy and complex design-in process. To complement its sales and marketing staff, the Company utilizes its engineering staff to assist customers in defining, designing and qualifying the Company's products in the context of the customer's system. Company engineers provide continuous customer support from pre-sales activities to applications and product definition through product development, qualification and post-production technical support. The Company believes that the depth and quality of this technical support are key to improving customers' time to market, maintaining a high level of customer satisfaction and encouraging customers to provide additional product opportunities to ISS as an exclusive or preferred supplier. Furthermore, the Company has established a program management function in which ISS provides a single point customer contact for all key customer program issues. The Company plans to extend and expand this program management concept as a means to further improve focus and coordination between the customer and all Company departments.

    Typically, the Company sells more than one product to the same customer to address multiple applications. Because of this marketing approach, the Company expects that its customer base will remain relatively small consisting of large, well known companies. A substantial majority of the Company's sales are made through direct sales without commission. This trend is expected to continue. Further, the Company expects that advertising and promotional activities will remain limited, with primary focus on standard products and corporate awareness and positioning. For standard products, the Company relies on marketing techniques such as press releases and public relations, trade shows, technical conferences and a web site.


    Consistent with this strategy, the Company employed six marketing and sales personnel as of December 31, 1997. The Company has also retained seven independent sales representative organizations in selected U.S. regions. Sales representatives/distributors in France, Germany, Italy and Switzerland as well as Japan and Korea, also support the Company's sales efforts with targeted accounts. The Company expects that its marketing and sales expenses will remain a relatively small percentage of total revenues.


PROPRIETARY RIGHTS

    The Company relies on a combination of patents, maskwork rights, trade secret laws, copyrights, trademarks and employee and third party non-disclosure agreements to protect its intellectual property rights. In addition, the Company limits the access of its wafer fabrication suppliers to information necessary to process the wafers and does not allow access to the proprietary circuit designs. The software used for the behavioral simulation and calibration is proprietary to the Company and resides only in systems developed by the Company. Further, the Company believes that its technology is not easily duplicated and is difficult to reverse engineer due to limited access to system know-how and the coupling of its ASICs with software.

    The Company has been issued two patents and has four patent applications in the United States and one foreign patent application relating to ASIC designs. In addition, the Company has one patent application in the United States relating to package design. There can be no assurance that any patents will issue from any of the Company's pending applications or that claims allowed from pending applications will be of sufficient scope or strength, or be issued in all countries where the Company's products can be sold, to provide meaningful protection or any commercial advantage to the Company. Also, competitors of the Company may be able to design around the Company's patents. The laws of certain foreign countries in which the Company's products are or may be developed, manufactured or sold, including various countries in Asia, may not protect the Company's products or intellectual property rights to the same extent as through the laws of the United States and thus make the possibility of piracy of the Company's technology and products more likely. Although the Company is not aware of the development, distribution or sale of any illegal copies of the Company's products, any infringements of its patents, copyrights or trademarks, or any violation of its trade secrets or confidentiality procedures to date, there can be no assurance that the steps taken by the Company to protect its proprietary information will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

    The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions which have resulted in significant and often protracted and expensive litigation. Although there is currently no pending intellectual property litigation against the Company, the Company may from time to time be notified of claims that the Company may be infringing patents or other intellectual property rights owned by third parties. If it is necessary or desirable, the Company may seek licenses under such patents or other intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any licenses will be acceptable to the Company. A failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products requiring the technology. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation by or against the Company could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of any adverse result in such litigation, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop noninfringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. There can be no assurance that the Company would be successful in such development or that such licenses would be available on reasonable terms or at all, and any such development or license could require expenditures by the Company of substantial time and resources. In the event that a third party makes a successful claim against the Company or its customers and a license is not made available to the Company on commercially reasonable terms, the Company's business, financial condition or operating results would be adversely effected.

FACILITIES


    The Company's principal administrative, sales, marketing, engineering, research and development facility is located in 18,000 square feet of space in San Jose, California. The space is leased by the Company through June 1999. The Company also leases a 12,000 square foot manufacturing and sales facility in Dresden, Germany. The Dresden facility is occupied under a lease that expires August 1, 2000. The Company believes that its current facilities are adequate for its needs through the end of fiscal 1999, and that, should it be needed, suitable additional or alternative space will be available in the future on commercially reasonable terms.


EMPLOYEES


    As of December 31, 1997, the Company had 98 full-time employees, including 36 employees in Germany. Of its total work force, 37 are engaged in research and development activities, 31 are engaged in manufacturing operations, 12 are engaged in manufacturing engineering and quality assurance and 18 are engaged in sales, marketing, support and administrative activities. None of the Company's employees is represented by a labor union with respect to his or her employment by the Company. The Company has experienced no work stoppages and believes that its relations with its employees are good.

                                   MANAGEMENT


    The following table sets forth the executive officers and directors of the Company as of December 31, 1997:



NAME                                     AGE                                     POSITION
-----------------------------------      ---      ----------------------------------------------------------------------
Manher D. Naik.....................          55   President, Chief Executive Officer and Chairman of the Board of
                                                    Directors
Donald E. Paulus...................          40   Chief Operating Officer
Ramesh Sirsi, Ph.D.................          53   Executive Vice President, Marketing and Sales
David Satterfield..................          45   Vice President, Finance and Administration
Yutaka Mori........................          56   Director
Vinod K. Sood(1)...................          61   Director
Y.S. Fu(1)(2)......................          49   Director
Shigeru Miyashita..................          62   Director
Stuart D. Boyd(2)..................          41   Director


------------------------

    (1) Member of the Compensation Committee.

    (2) Member of the Audit Committee.

    MANHER D. NAIK founded the Company in March 1989 and has served as President, Chief Executive Officer and Chairman of the Board of Directors since March 1989. From August 1979 through March 1989 Mr. Naik served as Vice President of Strategic Marketing of National Semiconductor Corporation, a semiconductor manufacturer. Mr. Naik received a BS in Mechanical Engineering from the Indian Institute of Technology, an MS degree in Industrial Engineering from Cornell University, and an MBA degree from Pepperdine University.

    DONALD E. PAULUS joined the Company as Vice President of Engineering Operations in December 1990 and currently serves as Chief Operating Officer. Prior to joining the Company, beginning in January 1989, Mr. Paulus served as Product Line Director at Sierra Semiconductor Corporation, now known as PMC-Sierra, Inc., a company specializing in mixed signal integrated circuits. From December 1984 to January 1989, Mr. Paulus served as a Design Manager with Honeywell Inc.'s Solid State Electronics Division. From June 1979 to December 1984, Mr. Paulus served as a Member of the Technical Staff and as an Engineering Supervisor at AT&T Bell Laboratories. Mr. Paulus received a BSEE degree from Lehigh University, an MSEE degree from Stanford University and an MBA from the University of Colorado.


    RAMESH SIRSI, PH.D. joined the Company in September 1994 and has served as Executive Vice President, Marketing and Sales since September 1994. Prior to joining the Company, beginning in March 1989, Dr. Sirsi served as Director of Marketing at Siemens Components, Inc., an electronic component manufacturer. From October 1984 to July 1988, Dr. Sirsi served as a Product Line Director at Honeywell Inc. From January 1978 to October 1984, Dr. Sirsi served as Director of Telecommunications IC product development at Harris Corporation. From June 1973 to December 1977, he was employed by Bell Northern Research as a Member of the Technical Staff. Dr. Sirsi received his BSEE degree from Bangalore University and his MSEE and Ph.D. degrees from Carleton University.



    DAVID SATTERFIELD joined the Company in April 1994 and has served as Vice President, Finance and Administration and Secretary since April 1994. Prior to joining the Company, beginning in June 1992, Mr. Satterfield served as Corporate Controller of Austek Microsystems Limited, Inc., a semiconductor manufacturer. From April 1991 to June 1992, Mr. Satterfield served as Corporate Controller of Free-Flow Packaging Corporation, a packaging company. From June 1985 to April 1991, Mr. Satterfield served as Corporate Controller of Micro Power Systems, Inc., a semiconductor manufacturer. Mr. Satterfield holds a BS degree in accounting from San Jose State University.

    YUTAKA MORI has served as a director of the Company since August 1996. Mr. Mori has been the General Manager of Corporate Planning at TDK Corporation, a manufacturer of electronic components, since January 1997. Prior to that time, beginning in July 1996, Mr. Mori was the President and Chief Executive Officer of TDK Semiconductor Corporation, a fabless ASIC company. From November 1994 to June 1996, Mr. Mori served as President and Chief Executive Officer of Silicon Systems, Inc., a semiconductor manufacturer. From May 1989 to October 1994, Mr. Mori served as Senior Vice President of Corporate Planning at Silicon Systems, Inc.

    VINOD K. SOOD has served as a director of the Company since March 1989. Mr. Sood has been self-employed as an advisor and director to technology and telecommunication companies since 1992. From 1969 to 1992, Mr. Sood was the Project Administrator/Principal Engineer of the Overseas Projects Division at General Electric Nuclear. Mr. Sood is also currently a director at a privately held software company.

    Y.S. FU has served as a director of the Company since February 1997. Mr. Fu has been a Partner of WK Technology Fund, an investment company, since 1995. Prior to that time, beginning in 1993, Mr. Fu served as Senior Vice President--OEM (Worldwide) of Logic Technology, Inc. and from 1986 to 1993 served as Chairman/General Manager (Far East Region) of Logic Technology, Inc. From 1982 to 1986, Mr. Fu was Plant Manager at Qume.

    SHIGERU MIYASHITA has served as a director of the Company since February 1997. Mr. Miyashita has been the General Corporate Manager at Nagano Keiki Co., Ltd. since April 1992.

    STUART D. BOYD has served as a director of the Company since June 1997. Mr. Boyd has been the Vice President, Associate General Counsel and Assistant Secretary at Breed Technologies, Inc., an automotive safety system and component manufacturer, since March 1992.

    All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. The Company's Certificate of Incorporation provides that, upon closing of the offering contemplated by this Prospectus, the Board of Directors will be divided into three classes, with each class serving staggered three-year terms. There are no family relationships among the directors or executive officers of the Company.

EXECUTIVE COMPENSATION

    The following summary compensation table sets forth the compensation paid or accrued by the Company during the fiscal year ended March 31, 1997 to the Company's chief executive officer and each of the two other executive officers whose total compensation for services in all capacities to the Company exceeded $100,000 during such year (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                           LONG TERM
                                                                                                         COMPENSATION
                                                                                  ANNUAL COMPENSATION    -------------
                                                                                                          SECURITIES
                                                                                -----------------------   UNDERLYING
NAME AND PRINCIPAL POSITION                                                     SALARY(1)      BONUS        OPTIONS
------------------------------------------------------------------------------  ----------  -----------  -------------
Manher D. Naik ...............................................................  $  136,667      --            40,000
  President and Chief Executive Officer

Donald E. Paulus .............................................................     116,400      --            14,000
  Chief Operating Officer

Ramesh Sirsi .................................................................     104,850      --            32,000
  Executive Vice President, Marketing and Sales

------------------------

(1) Includes amounts deferred at the election of the Named Executive Officer pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended.

STOCK OPTION INFORMATION

    The following table sets forth certain information with respect to grants of options to purchase the Company's Common Stock made during the fiscal year ended March 31, 1997 to the Named Executive Officers:

                       OPTION GRANTS IN FISCAL YEAR 1997

                                                                          INDIVIDUAL GRANTS
                                                 -------------------------------------------------------------------
                                                      NUMBER OF          % OF TOTAL
                                                     SECURITIES        OPTIONS GRANTED     EXERCISE
                                                 UNDERLYING OPTIONS    TO EMPLOYEES IN       PRICE       EXPIRATION
NAME                                                 GRANTED(1)        FISCAL YEAR(2)    PER SHARE(3)       DATE
-----------------------------------------------  -------------------  -----------------  -------------  ------------
Manher D. Naik.................................          40,000               21.80%       $    1.13      05/16/2001

Donald E. Paulus...............................          14,000                7.63             2.00      03/10/2002

Ramesh Sirsi...................................          12,000                6.54             1.13      05/16/2001

                                                         20,000               10.90             2.00      03/10/2002

------------------------

(1) Options granted in fiscal 1997 generally vest over a four-year period: 1/8 of the total number of shares subject to each option vest and become exercisable six months after the vesting start date, which is stated in the option agreement; and 1/48 vest and become exercisable monthly thereafter. Each option may be terminated earlier upon the cessation of the individual's employment with the Company.

(2) The Company granted options to purchase 183,520 shares of Common Stock during fiscal 1997.

(3) All options were granted at an exercise price equal to the fair market value of the Company's Common Stock as determined by the Board of Directors of the Company on the date of grant.

   AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1997 AND FISCAL YEAR-END OPTION
                                     VALUES

    The following table sets forth for each of the Named Executive Officers certain information concerning options exercised during the fiscal year ended March 31, 1997 and the number of shares subject to both exercisable and unexercisable stock options as of March 31, 1997. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding options and the fair market value of the Company's Common Stock as of March 31, 1997. No options or stock appreciation rights were exercised during the fiscal year ended March 31, 1997.

                                                              NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS
                                                           OPTIONS AT FISCAL YEAR END     AT FISCAL YEAR END (2)
                                                          ----------------------------  --------------------------
NAME                                                      EXERCISABLE(1) UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
--------------------------------------------------------  -------------  -------------  -----------  -------------
Manher D. Naik..........................................       26,041         43,958     $  56,966    $    96,159
Donald E. Paulus........................................       24,500         15,500        72,344          3,281
Ramesh Sirsi............................................       24,500         47,500        53,594         77,344

------------------------

(1) Exercisable in accordance with the vesting provisions described above in
    Note 1 to the table entitled "Option Grants in Fiscal Year 1997."

(2) Calculated by determining the difference between the fair market value of the securities underlying the option at March 31, 1997 ($2.00 as determined by the Company's Board of Directors) and the exercise price of the Named Executive Officer's option.

DIRECTOR COMPENSATION

    The directors generally do not receive cash compensation for their services as directors. However, Vinod K. Sood receives compensation of $150 per board meeting. In addition, the Company's directors are eligible to receive option grants under the Company's 1997 Stock Option Plan.

BENEFIT PLANS


    1997 STOCK OPTION PLAN. The Board of Directors has reserved 800,000 shares of Common Stock for issuance under the Company's 1997 Stock Option Plan (the "1997 Plan"). As of December 31, 1997, there were outstanding options to purchase 168,160 shares of Common Stock under the 1997 Plan of which 30,004 shares of Common Stock subject to those options were vested and exercisable. Options may be granted to the Company's employees (including officers), directors and consultants, although only employees and officers and directors who are also employees may receive "incentive stock options" intended to satisfy the requirements of Section 442 of the Internal Revenue Code of 1986, as amended. Nonemployees, including nonemployee directors, may receive nonstatutory stock options, which do not qualify for such treatment. The exercise price of incentive stock options under the 1997 Plan must at least equal the fair market value of the Common Stock on the date of grant, while the exercise price of nonstatutory options must at least equal 85% of such market value and must be no less than 100% of such market value if such options are to qualify for certain tax treatment as performance based compensation. Options granted under the 1997 Plan generally vest over a four-year period of service: 1/8 of the total number of shares subject to each option vest and become exercisable six months after the vesting start date, which is stated in the option agreement; and 1/48 vest and become exercisable monthly thereafter. The term of each option is no more than ten years from the date of grant unless terminated sooner pursuant to the provisions of the 1997 Plan. In the event of a change of control of the Company, including a merger or sale of substantially all of the Company's assets, outstanding options will become fully vested and exercisable unless they are assumed by the acquiring corporation.


    PRIOR PLAN. Prior to the adoption of the 1997 Plan, the Company granted options to purchase shares of Common Stock under a separate option plan (the "Prior Plan"), the terms of which are substantially identical to the 1997 Plan. As of December 31, 1997, there were outstanding options to purchase 286,700 shares of Common Stock under the Prior Plan of which 192,638 were vested and exercisable. The Company does not anticipate granting any additional options to purchase Common Stock under the Prior Plan, and any shares subject to options under the Prior Plan which terminate or are canceled will not be issued or used for new options.


    1997 EMPLOYEE STOCK PURCHASE PLAN. A total of 250,000 shares of the Company's Common Stock have been reserved for issuance under the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan"), none of which have yet been issued. The Purchase Plan permits eligible employees to purchase Common Stock at a discount, but only through payroll deductions, not to exceed ten percent (10%) of each participant's total cash earnings during concurrent 24-month offering periods. Each offering period will be divided into four consecutive six-month purchase periods. The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the offering period or the last day of the purchase period, whichever is lower. The initial offering period will commence on the effective date of this offering.

LIMITATIONS OF DIRECTORS' LIABILITY AND INDEMNIFICATION

    Pursuant to the provisions of the Delaware General Corporation Law, the Company has adopted provisions in its Certificate of Incorporation which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

    The Company's Certificate of Incorporation also authorizes the Company to indemnify its officers, directors and other agents, by resolution, agreement or otherwise, to the full extent permitted under Delaware law. The Company has entered into separate indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

    At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 31, 1997, and as adjusted to reflect the sale of the shares offered hereby (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock,
(ii) by each of the Named Executive Officers and (iii) by all officers and directors as a group. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder. Unless otherwise noted, the address for the individuals listed below is: c/o Integrated Sensor Solutions, Inc., 625 River Oaks Parkway, San Jose, CA 95134.



                                                                                                             SHARES
                                                                                  SHARES BENEFICIALLY     BENEFICIALLY
                                                                                                           OWNED AFTER
                                                                                 OWNED BEFORE OFFERING      OFFERING
                                                                                -----------------------  ---------------
BENEFICIAL OWNER(1)                                                               NUMBER      PERCENT        PERCENT
------------------------------------------------------------------------------  ----------  -----------  ---------------
Breed Technologies, Inc.(2) ..................................................     530,038        11.3%           7.6%
  Stuart A. Boyd
  5300 Old Tampa Highway
  P.O. Box 33050
  Lakewood, FL 33807-3050

WK Technology Fund(3) ........................................................     502,039        10.7            7.2
  Y.S. Fu
  10th Floor, 115, Sec. 3
  Ming Sheng E. Road
  Taipei, Taiwan, R.O.C.

TDK Semiconductor Corporation(4) .............................................     445,524         9.5            6.4
  Yutaka Mori
  14351 Myford Road
  Tustin, CA 92780-7068

Nagano Keiki Co., Ltd.(5) ....................................................     291,007         6.2            4.2
  Shigeru Miyashita
  1-30-4 Higashimagome
  Ohta-ku
  Tokyo 162
  JAPAN

Vinod K. Sood(6) .............................................................     180,621         3.8            2.5

Manher D. Naik(7) ............................................................     245,444         5.2            3.4

Donald E. Paulus(8) ..........................................................     149,083         3.2            2.1

Ramesh Sirsi(9) ..............................................................      68,083         1.4            1.0

All directors and executive officers as a group (9 persons)(10) ..............   2,443,507        50.5           34.5


------------------------

 *  Denotes less than 1%


 (1) Percent ownership is based on: (i) before this offering, 4,703,525 shares of Common Stock, plus any shares issuable pursuant to options or warrants held by the person in question which may be exercised within 60 days of December 31, 1997; and (ii) after this offering, 6,953,525 shares of Common Stock outstanding plus any shares issuable pursuant to options held by the person in question which may be exercised within 60 days of December 31, 1997.

 (2) Includes 530,038 shares held by Breed Technologies, Inc. Stuart Boyd, a director of the Company, is an officer of Breed Technologies, Inc. with certain voting and investment power over such shares. Although Mr. Boyd may be deemed to be a beneficial owner of such shares, he disclaims all such beneficial ownership except to the extent of any pecuniary interest therein which he may have.


 (3) Includes 502,039 shares held by WK Technology Fund and affiliated funds. Y.S. Fu, a director of the Company, is a partner of WK Technology Fund with certain voting and investment power over such shares. Although Mr. Fu may be deemed to be a beneficial owner of such shares he disclaims all such beneficial ownership except to the extent of any pecuniary interest therein which he may have.


 (4) Includes 445,524 shares held by TDK Semiconductor Corporation. Yutaka Mori, a director of the Company, is an officer of TDK Semiconductor Corporation with certain voting and investment power over such shares. Although Mr. Mori may be deemed to be a beneficial owner of such shares, he disclaims all such beneficial ownership except to the extent of any pecuniary interest therein which he may have.


 (5) Includes 291,007 shares held by Nagano Keiki Co., Ltd. Shigeru Miyashita, a director of the Company, is an officer of Nagano Keiki Co., Ltd. Although Mr. Miyashita may be deemed to be a beneficial owner of such shares, he disclaims all such beneficial ownership except to the extent of any pecuniary interest therein which he may have.



 (6) Includes 178,704 shares held by the Sood Family Trust and 1,917 shares subject to options which are exercisable within 60 days of December 31, 1997.



 (7) Includes 193,360 shares held by the Naik, Manher & Gita M. Family Trust and 52,084 shares subject to options which are exercisable within 60 days of December 31, 1997.



 (8) Includes 9,083 shares subject to options which are exercisable within 60 days of December 31, 1997.



 (9) Includes 42,083 shares subject to options which are exercisable within 60 days of December 31, 1997.



(10) Includes 138,834 shares subject to options which are exercisable within 60 days of December 31, 1997.

                              CERTAIN TRANSACTIONS


    Since December 31, 1995, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of voting securities of the Company or members of such person's immediate family had or will have a direct or indirect material interest other than the transactions described below.



    In December 1996 and October 1997, the Company sold 249,616 and 12,111 shares of Series E Preferred Stock, respectively, at a price of $3.78 per share. In addition, in December 1996, the Company issued warrants to purchase shares of Series F Preferred Stock at $6.38 per share. In December 1996, February 1997 and June 1997, the Company sold 766,818 shares of Series F Preferred Stock at a price of $6.13 per share. The following executive officers, directors, beneficial holders of more than 5% of a class of the Company's capital stock and immediate family members of such persons purchased Series E and Series F Preferred Stock:


                                                                                  WARRANTS TO
                                                                   SERIES E     PURCHASE SERIES      SERIES F
                                                                  PREFERRED       F PREFERRED       PREFERRED
EXECUTIVE OFFICERS, DIRECTORS AND 5% STOCKHOLDERS(1)                STOCK            STOCK            STOCK
--------------------------------------------------------------  --------------  ----------------  --------------
Nagano Keiki Co., Ltd.(2).....................................       131,007(3)
TDK Semiconductor Corporation(2)..............................        17,978(4)
WK Technology Fund(2).........................................                         48,978(5)        453,059(6)
Vinod K. Sood(7)..............................................                                           34,493(8)

------------------------

(1) See notes to table of beneficial ownership in "Principal Stockholders" for information relating to the beneficial ownership of such shares.

(2) A beneficial holder of more than 5% of a class of the Company's capital stock.

(3) Represents shares of Series E Preferred Stock issued in exchange for the cancellation of indebtedness.

(4) Represents shares of Series E Preferred Stock issued in exchange for the cancellation of indebtedness.

(5) Represents warrants to purchase 13,714 shares held by WK Technology Fund, 10,285 shares held by WK Technology Fund II, 18,612 shares held by WK Technology Fund III and 6,367 shares held by WK Technology Fund IV. These warrants were exercised in November 1997.

(6) Represents 123,591 shares held by WK Technology Fund, 103,306 shares held by WK Technology Fund II, 155,836 shares held by WK Technology Fund III and 70,326 shares held by WK Technology Fund IV.

(7) A director of the Company.

(8) Represents shares issued in exchange for the cancellation of the Company's Promissory Note dated June 15, 1996 in the amount of $211,268.75 payable to the Sood Family Trust.

    During fiscal 1996 and 1997, respectively, the Company designed and manufactured specific products for Breed Technologies, Inc. which resulted in sales of approximately $1,233,000 and $181,000 to Breed Technologies, Inc. of which approximately $310,000 and $0 is included in the accounts receivable balance at March 31, 1996 and 1997, respectively.

    During fiscal years 1996 and 1997, the Company purchased goods and services from TDK Semiconductor Corporation resulting in payments of $2,005,000 and $2,323,000, respectively. At March 31, 1996 and 1997, the accounts payable balance included approximately $396,000 and $304,000 payable to TDK Semiconductor Corporation. Included in the notes payable balance at March 31, 1996 and 1997, were approximately $679,000 and $679,000 payable to TDK. On April 15, 1993, the Company issued a promissory note to TDK Semiconductor Corporation in the amount of $500,000 with an interest rate of 9% per year. On June 14, 1995, the Company repaid the principal amount of the loan and issued 41,488 shares of Common Stock to TDK Semiconductor Corporation in exchange for the cancellation of accrued and unpaid interest on such indebtedness. On December 15, 1995, the Company issued a promissory note to TDK Semiconductor Corporation in the amount of $679,000 with an interest rate of 10% per year. As of February 1, 1998, the Company and TDK have amended and restated the December 15, 1995 promissory note to capitalize all interest due to date and to specify a new maturity date. The principal amount of the amended and restated promissory note is $760,000, which bears interest at 10% per year, and all amounts thereunder are due and payable on the earlier of (i) June 30, 1998 or (ii) the date of the Company's initial public offering. In December 1996, the Company issued Series E Preferred Stock to TDK Semiconductor Corporation in exchange for the cancellation of interest payments for the fiscal year ended March 31, 1997 in the amount of $67,868 on the December 1995 promissory note.



    During fiscal 1996 and 1997, the Company performed development services for and sold ASICs to Nagano resulting in approximately $692,000, and $1,119,000 of revenues in those periods, of which approximately $136,000 and $709,000 are included in the accounts receivable balance at March 31, 1996 and 1997, respectively. Included in the accounts payable balance at March 31 1996, and 1997 are approximately $303,000 and $381,000, respectively, payable to Nagano for purchases of sensing elements of $376,000 and $630,000. In addition, included in the notes payable balance at March 31, 1996 and 1997 are approximately $466,000 and $437,000, respectively, payable to Nagano. In August 1995, the Company issued a promissory note to Nagano in the amount of $453,000 with an interest rate of 9.5% per year. In December 1996 and October 1997, the Company issued Series E Preferred Stock to Nagano in exchange for the cancellation of interest and principal amounts due and payable on the August 1995 promissory note. On November 1, 1996, the Company issued a promissory note to Nagano in the amount of $437,000 with an interest rate of 10% per year. The Company repaid all interest and principal on the November 1996 promissory note on May 30, 1997. On July 31, 1997, the Company entered into an agreement to increase its ownership of ISS-Nagano by converting approximately $1.1 million in long-term intercompany indebtedness owed by ISS-Nagano into an increased equity interest. Accordingly, the Company now owns 74% of the equity of ISS-Nagano. For periods subsequent to July 1997, 26% of ISS-Nagano's net income (loss) has been attributed to the minority shareholders' interest.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 7,000,000 shares of Preferred Stock, $.001 par value per share. Each outstanding share of Preferred Stock will be converted into one share of Common Stock upon the closing of the offering being made hereby. Upon such conversion, such Preferred Stock will revert to authorized but unissued shares of preferred stock. The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK


    As of December 31, 1997, there were 4,703,525 shares of Common Stock outstanding held of record by 108 stockholders, as adjusted to reflect the conversion of the outstanding shares of Preferred Stock upon the closing of this offering. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.


PREFERRED STOCK

    Pursuant to the Company's Certificate of Incorporation, upon closing of the offering contemplated by this Prospectus, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 7,000,000 shares of preferred stock in one or more series and to determine or alter the designation, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the Common Stock and may adversely affect the voting and other rights of the holders of Common Stock. At present, there are no shares of preferred stock outstanding, and the Company has no plans to issue any of the preferred stock.


REPRESENTATIVES' WARRANTS



    The Company has issued to the Representatives the Representatives' Warrants to purchase up to 225,000 shares of Common Stock at an exercise price per share equal to 120% of the price to public in this offering. The Representatives' Warrants are exercisable for a period of five years from the date of this Prospectus commencing one year after the effective date of the Registration Statement of which this Prospectus forms a part. The holders of the Representatives' Warrants have the right, on one occasion while such warrants are exercisable, to require the Company at the Company's expense to register under the Securities Act the offer and sale of the shares of Common Stock underlying the Representatives'

Warrants. In addition, holders of the Representatives' Warrants may include the shares of Common Stock underlying the Representatives' Warrants in any registration (other than on Form S-8) filed by the Company while such Warrants are exercisable. See "Underwriting."


REGISTRATION RIGHTS


    After this offering, the holders of 2,230,000 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and the holders of such registrable securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securityholders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Subject to certain limitations in the agreement, the holders of more than 50% of such shares may require, on two occasions, that the Company use its best efforts to register such shares for public resale, subject to certain limitations. Further, holders may require the Company to file additional registration statements on Form S-3 at the Company's expense. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances.


DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    The Company is a Delaware corporation and thus subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined) with any interested stockholder (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. The existence of this provision would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

    Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

    The Company's Certificate of Incorporation provides that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing. In addition, the Company's Certificate of Incorporation and Bylaws provide that only the Company's Chief Executive Officer, a majority of the members of the Company's Board of Directors or holders of at least 10% of the outstanding voting power may call a special meeting of stockholders. These provisions of the Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions also may have the effect of preventing changes in the management of the Company.

TRANSFER AGENT AND REGISTRAR

    U.S. Stock Transfer Corporation has been appointed as the transfer agent and registrar for the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for shares of Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time.


    Upon completion of this offering, the Company will have outstanding approximately 6,953,525 shares of Common Stock. Of these shares, the 2,250,000 shares sold in this offering will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 4,703,525 shares of Common Stock held by existing stockholders were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration such as Rule 144, 144(k) or 701 under the Securities Act. The Company's executive officers and directors (including funds affiliated with directors), who following the offering together will beneficially own an aggregate of 2,443,507 shares of the Company's Common Stock (including shares subject to options held by such persons), have executed lock-up agreements with the Underwriters providing that they will not directly or indirectly sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of any securities of the Company until 180 days after the effective date of this offering. Cruttenden Roth Incorporated and Dougherty Summit Securities LLC may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.



    As a result of the foregoing lock-up agreements, only the 2,250,000 shares of the Company's Common Stock being offered hereby will be eligible for resale without restriction on the effective date of this offering. Approximately 4,703,525 shares will be eligible for resale, pursuant to either Rule 701 or Rule 144, beginning 180 days after the effective date of this offering. The remaining shares will become eligible for resale from time to time thereafter as the requisite holding periods required by Rule 144 are met.



    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 69,000 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


    Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with the holding period requirements of Rule 144. Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. Each holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares.

    Shortly after this offering, the Company intends to file a registration statement under the Securities Act covering shares of Common Stock subject to outstanding options under the Company's option plans or reserved for issuance under the Purchase Plan. Based upon the number of shares subject to outstanding options at December 31, 1997 and reserved for future issuance under all such plans, such registration statement would cover approximately, 1,328,000 shares. This registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates of the Company, be available for sale in the open market immediately following the expiration of lock-up agreements.

                                  UNDERWRITING


    Upon the terms and subject to the conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Underwriters named below, for whom Cruttenden Roth Incorporated and Dougherty Summit Securities LLC are acting as co-managers and representatives (the "Representatives"), have severally agreed to purchase from the Company an aggregate of 2,250,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:



                                                                                     NUMBER
UNDERWRITER                                                                        OF SHARES
---------------------------------------------------------------------------------  ----------
Cruttenden Roth Incorporated.....................................................
Dougherty Summit Securities LLC..................................................

                                                                                   ----------
  Total..........................................................................   2,250,000
                                                                                   ----------
                                                                                   ----------


    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the overallotment option described below) must be so purchased.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.


    The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such
price less a concession not to exceed $    per share. The Underwriters may
allow, and such dealers may reallow, a concession not to exceed $    per share
to any other Underwriter and certain other dealers. After the initial public distribution of the shares offered hereby, the offering price and other selling terms may be changed by the Representatives. The Representatives have advised the Company that the Underwriters do not intend to confirm any shares to any accounts over which they exercise discretionary control.



    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 337,500 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. Such option may be exercised solely for the purpose of converting overallotments, if any, in connection with the offering of the shares offered hereby. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.


    The offering of the shares offered hereby is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.


    The Company has agreed to pay the Representatives a non-accountable expense allowance of $150,000 to cover certain underwriting costs and due diligence expenses related to this offering and to sell to the Representatives for nominal consideration the Representatives' Warrants to purchase from the Company up to 225,000 shares of Common Stock (subject to certain antidilution adjustments) at an exercise price per share equal to 120% of the initial public offering price per share. The exercise price may be paid in cash or on a cashless net issuance basis by foregoing receipt of a number of shares otherwise issuable upon exercise having a fair market value equal to the aggregate exercise price. The Representatives' Warrants will be exercisable for a period beginning one year from the date of this Prospectus until five years from the date of this Prospectus. The Representatives' Warrants may not be sold, transferred, assigned, pledged or hypothecated by the Representatives for a period of one year from the date of issuance except to officers and partners of the Representatives, the Underwriters or officers and partners of the Underwriters. In addition, the Company has granted certain demand and piggyback registration rights to the holders of the Representatives' Warrants, which enable them to register resale of the Common Stock underlying the Representatives' Warrants under the Securities Act.



    The Company, all directors and executive officers of the Company, and certain stockholders and optionholders of the Company have agreed that, without the prior written consent of the Representatives, they will not, with certain limited exceptions, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock, for a period of 180 days after the Effective Date, other than the shares of Common Stock offered hereby. See "Shares Eligible for Future Sale."



    In connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase shares of Common Stock for the purpose of stabilizing the market price for shares of Common Stock. The Underwriters also may create a short position for the account of the Underwriters by selling more shares of Common Stock in connection with this offering than they are committed to purchase from the Company and in such case may purchase shares of Common Stock in the open market following the completion of this offering to cover all or a portion of the shares of Common Stock or by exercising the Underwriters' over-allotment option referred to above. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the other Underwriters whereby it may reclaim for an Underwriter (or a dealer participating in this offering) for the account of the other Underwriters, the selling concession with respect to shares of Common Stock that are distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, may be discontinued at any time.



    Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock offered hereby has been determined by negotiation between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the history of and prospects for the Company's business and the industry in which it competes, the Company's management and other factors deemed relevant.

                                 LEGAL MATTERS


    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Brobeck Phleger & Harrison LLP, Newport Beach, California.


                                    EXPERTS

    The consolidated financial statements of Integrated Sensor Solutions, Inc. at March 31, 1996 and 1997 and for each of the three years in the period ended March 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission, a Registration Statement on Form SB-2 relating to the Common Stock offered hereby. This Prospectus which constitutes a part of the Registration Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Public Reference Branch of the Commission upon the payment of certain fees prescribed by the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov).


    Upon completion of this offering, the Company will subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 606761. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Company has filed an application to have its Common Stock approved for quotation on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site http://www.sec.gov.


    The Company intends to furnish its stockholders annual reports containing financial statements audited by its independent auditors and quarterly reports containing unaudited financial statements for each of the first three quarters of each year.

                       INTEGRATED SENSOR SOLUTIONS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors....................        F-2

Consolidated Balance Sheets..........................................        F-3

Consolidated Statements of Operations................................        F-4

Consolidated Statements of Stockholders' Equity......................        F-5

Consolidated Statements of Cash Flows................................        F-6

Notes to Consolidated Financial Statements...........................        F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Integrated Sensor Solutions, Inc.

    We have audited the accompanying consolidated balance sheets of Integrated Sensor Solutions, Inc. as of March 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Integrated Sensor Solutions, Inc. at March 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.


                                                               ERNST & YOUNG LLP


San Jose, California
June 15, 1997,
except for Note 12,
as to which the date is
October 14, 1997

                       INTEGRATED SENSOR SOLUTIONS, INC.
                          CONSOLIDATED BALANCE SHEETS


                                                             MARCH 31,
                                                       ----------------------
                                                          1996        1997
                                                       ----------  ----------  DECEMBER 31,       PRO FORMA
                                                                                   1997         STOCKHOLDERS'
                                                                               -------------        EQUITY
                                                                                              DECEMBER 31, 1997
                                                                                (UNAUDITED)   ------------------
                                                                                                 (UNAUDITED)
                                                     ASSETS

Current assets:
  Cash and cash equivalents..........................  $  520,508  $2,059,050   $   675,031
  Accounts receivable--trade, net of allowance for
    doubtful accounts of $0, $164,000, and $0 at
    March 31, 1996, March 31, 1997, and December 31,
    1997, respectively...............................   1,134,846   2,225,548     4,056,094
  Accounts receivable from related parties...........     834,888     884,295       780,593
  Inventories........................................   1,607,524   1,679,107     2,601,268
  Prepaid expenses...................................     156,858      63,730       143,050
                                                       ----------  ----------  -------------
Total current assets.................................   4,254,624   6,911,730     8,256,036
Property and equipment, at cost:
  Machinery and equipment............................   2,331,752   3,535,424     4,124,526
  Furniture and fixtures.............................     192,921     219,387       245,347
  Leasehold improvements.............................      49,437     131,009       191,618
  Software...........................................     155,445     234,345       274,638
                                                       ----------  ----------  -------------
                                                        2,729,555   4,120,165     4,836,129
Less accumulated depreciation and amortization.......   1,297,304   2,323,196     2,956,461
                                                       ----------  ----------  -------------
                                                        1,432,251   1,796,969     1,879,668
Other assets.........................................          --          --       286,092
                                                       ----------  ----------  -------------
Total assets.........................................  $5,686,875  $8,708,699   $10,421,796
                                                       ----------  ----------  -------------
                                                       ----------  ----------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Line of credit.....................................  $  600,000  $  600,000       900,000
  Notes payable to related parties...................   1,526,504   1,515,365       678,684
  Accounts payable--trade............................     780,328   1,245,521     1,667,880
  Accounts payable to related parties................     698,707     684,634       722,474
  Accrued payroll and related expenses...............     134,438     131,421       179,155
  Other accrued liabilities..........................     355,880     436,652       909,547
  Current portion of capital lease obligations.......       8,697     158,772       159,357
                                                       ----------  ----------  -------------
Total current liabilities............................   4,104,554   4,772,365     5,217,097
Long-term portion of capital lease obligations.......      22,075     197,149        97,889
Minority interest in subsidiary......................     419,525      56,028       172,152
Commitments
Stockholders' equity:
  Noncumulative convertible preferred stock, $0.001
    par value issuable in series (aggregate
    liquidation preference of $11,210,322 at March
    31, 1997 and $12,117,148 December 31, 1997,
    respectively)
    Authorized shares - 3,400,000 at December 31,
      1997 and 7,000,000 pro forma
    Issued and outstanding shares--2,121,497 at March
      31, 1996, 3,066,317 at March 31, 1997,
      3,219,020 at December 31, 1997, and none pro
      forma..........................................       2,122       3,066         3,219      $         --
  Common stock, $0.001 par value:
    Authorized shares--6,200,000 at March 31, 1997
      and 50,000,000 at December 31, 1997
      Issued and outstanding shares 1,280,913 at
      March 31, 1996, 1,390,680 at March 31, 1997,
      1,484,505 at December 31, 1997, and 4,703,525
      pro forma......................................       1,281       1,391         1,485             4,704
  Additional paid-in capital.........................   6,652,311  12,199,411    13,394,491        13,394,491
  Accumulated deficit................................  (5,541,998) (8,170,843)   (8,075,373)       (8,075,373)
  Cumulative translation adjustment..................      27,005     (68,758)       16,451            16,451
  Deferred compensation..............................          --    (281,110)     (405,615)         (405,615)
                                                       ----------  ----------  -------------  ------------------
Total stockholders' equity...........................   1,140,721   3,683,157     4,934,658      $  4,934,658
                                                       ----------  ----------  -------------  ------------------
                                                                                              ------------------
Total liabilities and stockholders' equity...........  $5,686,875  $8,708,699   $10,421,796
                                                       ----------  ----------  -------------
                                                       ----------  ----------  -------------


                            See accompanying notes.

                       INTEGRATED SENSOR SOLUTIONS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                    NINE MONTHS ENDED
                                                             YEARS ENDED MARCH 31,                    DECEMBER 31,
                                                  -------------------------------------------  ---------------------------
                                                      1995           1996           1997           1996           1997
                                                  -------------  -------------  -------------  -------------  ------------
                                                                                                       (UNAUDITED)
Revenues:
  Product revenue...............................  $   3,668,851  $   5,336,771  $   8,049,359  $   5,174,000  $  7,873,467
  Contract revenue..............................      1,307,593      2,993,319      2,254,720      1,541,014     3,140,027
                                                  -------------  -------------  -------------  -------------  ------------
Total revenues (related party revenues of
  $1,300,000, $2,404,000, $1,506,000, $777,000
  and $1,365,000 for 1995, 1996, 1997 and
  December 31, 1996 and 1997....................      4,976,444      8,330,090     10,304,079      6,715,014    11,013,494

Cost of revenues:
  Cost of product revenue (Note 9)..............      3,624,128      5,250,504      7,292,491      5,432,924     5,327,747
  Cost of contract revenue......................        996,454      2,149,917      2,731,063      2,024,126     2,571,655
                                                  -------------  -------------  -------------  -------------  ------------
Total cost of revenues..........................      4,620,582      7,400,421     10,023,554      7,457,050     7,899,402
                                                  -------------  -------------  -------------  -------------  ------------
Gross profit (loss).............................        355,862        929,669        280,525       (742,036)    3,114,092

Operating expenses:
  Research and development......................        700,674        741,577      1,438,212      1,034,040     1,265,460
  Sales, general, and administrative............      1,298,919      1,389,894      1,759,774      1,262,478     1,467,639
                                                  -------------  -------------  -------------  -------------  ------------
Total operating expenses........................      1,999,593      2,131,471      3,197,986      2,296,518     2,733,099
                                                  -------------  -------------  -------------  -------------  ------------
Income (loss) from operations...................     (1,643,731)    (1,201,802)    (2,917,461)    (3,038,554)      380,993

Interest expense................................        (96,318)      (225,957)      (259,735)      (199,641)     (159,297)
Other income (expense)..........................        586,913        366,129         27,525         91,756        (7,641)
Minority interest in net (income) loss of joint
  venture.......................................         37,201        311,000        520,826        531,174      (118,585)
                                                  -------------  -------------  -------------  -------------  ------------
Net income (loss)...............................  $  (1,115,935) $    (750,630) $  (2,628,845) $  (2,615,265) $     95,470
                                                  -------------  -------------  -------------  -------------  ------------
                                                  -------------  -------------  -------------  -------------  ------------
Pro forma basic net income (loss) per share.....                                $       (0.55) $       (0.55) $       0.02
                                                                                -------------  -------------  ------------
                                                                                -------------  -------------  ------------
Pro forma diluted net income (loss) per share...                                $       (0.55) $       (0.55) $       0.02
                                                                                -------------  -------------  ------------
                                                                                -------------  -------------  ------------
Shares used in computing pro forma basic net
  income (loss) per share.......................                                    4,809,329      4,793,431     4,859,554
                                                                                -------------  -------------  ------------
                                                                                -------------  -------------  ------------
Shares used in computing pro forma diluted net
  income (loss) per share.......................                                    4,809,329      4,793,431     5,116,823
                                                                                -------------  -------------  ------------
                                                                                -------------  -------------  ------------


                            See accompanying notes.

                       INTEGRATED SENSOR SOLUTIONS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                              NONCUMULATIVE
                                                               CONVERTIBLE
                                                             PREFERRED STOCK           COMMON STOCK         ADDITIONAL
                                                          ----------------------  ----------------------     PAID-IN
                                                           SHARES      AMOUNT      SHARES      AMOUNT        CAPITAL
                                                          ---------  -----------  ---------  -----------  --------------
Balance at March 25, 1994...............................  1,591,459   $   1,592     528,687   $     529    $  4,031,942
  Issuance of common stock for notes payable and accrued
    interest............................................     --          --         407,654         408         458,212
  Issuance of common stock upon exercise of stock
    options.............................................     --          --         171,217         171          40,598
  Issuance of Series D preferred stock, net of issuance
    costs of $14,198 for cash...........................    530,038         530      --          --           1,985,272
  Issuance of common stock for services.................     --          --           3,000           3           3,372
  Translation adjustment................................     --          --          --          --             --
  Net loss..............................................     --          --          --          --             --
                                                          ---------  -----------  ---------  -----------  --------------
Balance at March 31, 1995...............................  2,121,497       2,122   1,110,558       1,111       6,519,396
  Issuance of common stock upon exercise of stock
    options.............................................     --          --         103,400         103          29,009
  Issuance of common stock for extension of payment
    terms...............................................     --          --          66,955          67         103,906
  Translation adjustment................................     --          --          --          --             --
  Net loss..............................................     --          --          --          --             --
                                                          ---------  -----------  ---------  -----------  --------------
Balance at March 31, 1996...............................  2,121,497       2,122   1,280,913       1,281       6,652,311
  Issuance of common stock upon exercise of stock
    options.............................................     --          --         109,767         110          76,430
  Issuance of Series E preferred stock for notes payable
    and accrued interest................................    249,616         249      --          --             942,056
  Issuance of Series F preferred stock for notes
    payable, accrued interest, and cash, net of $11,959
    of issuance costs...................................    695,204         695      --          --           4,247,504
  Deferred compensation.................................     --          --          --          --             281,110
  Translation adjustment................................     --          --          --          --             --
  Net loss..............................................     --          --          --          --             --
                                                          ---------  -----------  ---------  -----------  --------------
Balance at March 31, 1997...............................  3,066,317       3,066   1,390,680       1,391      12,199,411
  Issuance of common stock upon exercise of stock
    options (unaudited).................................     --          --          93,825          94          71,568
  Issuance of preferred stock for notes payable and
    accrued interest (unaudited)........................     83,725          84      --          --             482,265
  Issuance of Series F preferred stock upon conversion
    of warrants, net of $10,000 of issuance costs
    (unaudited).........................................     68,978          69      --          --             429,672
  Deferred compensation (unaudited).....................     --          --          --          --             211,575
  Amortization of deferred compensation (unaudited).....     --          --          --          --             --
  Translation adjustment (unaudited)....................     --          --          --          --             --
  Net income (unaudited)................................     --          --          --          --             --
                                                          ---------  -----------  ---------  -----------  --------------
Balance at December 31, 1997 (unaudited)................  3,219,020   $   3,219   1,484,505   $   1,485    $ 13,394,491
                                                          ---------  -----------  ---------  -----------  --------------
                                                          ---------  -----------  ---------  -----------  --------------


                                                                        CUMULATIVE                     TOTAL
                                                          ACCUMULATED   TRANSLATION    DEFERRED     STOCKHOLDERS'
                                                            DEFICIT     ADJUSTMENT   COMPENSATION      EQUITY
                                                          ------------  -----------  -------------  ------------
Balance at March 25, 1994...............................   $(3,675,433)  $  --        $   --         $  358,630
  Issuance of common stock for notes payable and accrued
    interest............................................       --           --            --            458,620
  Issuance of common stock upon exercise of stock
    options.............................................       --           --            --             40,769
  Issuance of Series D preferred stock, net of issuance
    costs of $14,198 for cash...........................       --           --            --          1,985,802
  Issuance of common stock for services.................       --           --            --              3,375
  Translation adjustment................................       --          117,655        --            117,655
  Net loss..............................................   (1,115,935)      --            --         (1,115,935)
                                                          ------------  -----------  -------------  ------------
Balance at March 31, 1995...............................   (4,791,368)     117,655        --          1,848,916
  Issuance of common stock upon exercise of stock
    options.............................................       --           --            --             29,112
  Issuance of common stock for extension of payment
    terms...............................................       --           --            --            103,973
  Translation adjustment................................       --          (90,650)       --            (90,650)
  Net loss..............................................     (750,630)      --            --           (750,630)
                                                          ------------  -----------  -------------  ------------
Balance at March 31, 1996...............................   (5,541,998)      27,005        --          1,140,721
  Issuance of common stock upon exercise of stock
    options.............................................       --           --            --             76,540
  Issuance of Series E preferred stock for notes payable
    and accrued interest................................       --           --            --            942,305
  Issuance of Series F preferred stock for notes
    payable, accrued interest, and cash, net of $11,959
    of issuance costs...................................       --           --            --          4,248,199
  Deferred compensation.................................       --           --           (281,110)       --
  Translation adjustment................................       --          (95,763)       --            (95,763)
  Net loss..............................................   (2,628,845)      --            --         (2,628,845)
                                                          ------------  -----------  -------------  ------------
Balance at March 31, 1997...............................   (8,170,843)     (68,758)      (281,110)    3,683,157
  Issuance of common stock upon exercise of stock
    options (unaudited).................................       --           --            --             71,662
  Issuance of preferred stock for notes payable and
    accrued interest (unaudited)........................       --           --            --            482,349
  Issuance of Series F preferred stock upon conversion
    of warrants, net of $10,000 of issuance costs
    (unaudited).........................................       --           --            --            429,741
  Deferred compensation (unaudited).....................       --           --           (211,575)       --
  Amortization of deferred compensation (unaudited).....       --           --             87,070        87,070
  Translation adjustment (unaudited)....................       --           85,209        --             85,209
  Net income (unaudited)................................       95,470       --            --             95,470
                                                          ------------  -----------  -------------  ------------
Balance at December 31, 1997 (unaudited)................   $(8,075,373)  $  16,451    $  (405,615)   $4,934,658
                                                          ------------  -----------  -------------  ------------
                                                          ------------  -----------  -------------  ------------


                            See accompanying notes.

                       INTEGRATED SENSOR SOLUTIONS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                       NINE MONTHS ENDED
                                                                       YEARS ENDED MARCH 31,              DECEMBER 31,
                                                                 ----------------------------------  ----------------------
                                                                    1995        1996        1997        1996        1997
                                                                 ----------  ----------  ----------  ----------  ----------
                                                                                                          (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)..............................................  $(1,115,935) $ (750,630) $(2,628,845) $(2,615,265) $   95,470
Adjustments to reconcile net income (loss) to net cash used in operating activities:
    Depreciation and amortization..............................     409,997     769,743   1,025,892     597,317     633,265
    Amortization of deferred compensation......................      --          --          --          --          87,070
    Issuance of common stock for services......................       3,375      --          --          --          --
    Minority interest in net income (loss) of joint venture....     (37,201)   (311,000)   (520,826)   (531,174)    116,124
    Gain on sale of interest in joint venture..................    (166,032)   (235,472)   (171,618)   (171,618)     --
    Foreign currency (gains) losses............................      --        (165,000)    143,921      79,862     (14,391)
    Changes in operating assets and liabilities:
      Accounts receivable......................................    (704,071)    (79,700) (1,358,435)    145,373  (1,676,990)
      Inventories..............................................    (957,619)   (163,988)    (95,289)    253,802    (900,552)
      Prepaid expenses and other assets........................     (50,214)    (70,522)     92,228     130,349    (361,847)
      Accounts payable.........................................   1,483,917    (862,773)    577,743    (195,842)    480,056
      Accrued payroll and related expenses.....................      15,705      18,518      (3,017)     51,559      47,734
      Deferred revenue.........................................    (182,209)    (53,732)     (3,568)     17,333      --
      Other accrued liabilities................................    (240,445)    210,254     219,480      79,342     555,243
                                                                 ----------  ----------  ----------  ----------  ----------
Net cash used in operating activities..........................  (1,540,732) (1,694,302) (2,722,334) (2,158,962)   (938,818)

INVESTING ACTIVITIES
Purchase of property and equipment.............................    (748,563) (1,124,317) (1,092,413)   (716,476)   (721,168)
Proceeds from sale of property and equipment...................      --          --          --          --          46,205
Proceeds from sale of short-term investment....................    (150,000)    150,000      --          --          --
                                                                 ----------  ----------  ----------  ----------  ----------
Net cash used in investing activities..........................    (898,563)   (974,317) (1,092,413)   (716,476)   (674,963)

FINANCING ACTIVITIES
Borrowings under line of credit................................      --         600,000     600,000     600,000     300,000
Proceeds from notes payable....................................     250,000   1,757,377   1,086,681   1,086,681      --
Payments on line of credit.....................................      --          --        (600,000)   (600,000)     --
Payments of principal on notes payable.........................    (270,005)   (750,000)     --          --        (431,965)
Payments of principal on capital lease obligations.............      (4,524)     (9,890)   (126,922)    (56,619)   (139,676)
Issuance of convertible preferred stock, net of issuance
  costs........................................................   1,985,802      --       3,988,043   2,999,940     429,741
Net proceeds from issuance of common stock.....................      40,769      29,112      76,540      17,962      71,662
Net proceeds from investment in joint venture..................     322,830     715,199     328,947     328,947      --
                                                                 ----------  ----------  ----------  ----------  ----------
Net cash provided by financing activities......................   2,324,872   2,341,798   5,353,289   4,376,911     229,762
                                                                 ----------  ----------  ----------  ----------  ----------
Increase (decrease) in cash and cash equivalents...............    (114,423)   (326,821)  1,538,542   1,501,473  (1,384,019)
Cash and cash equivalents at beginning of year.................     961,752     847,329     520,508     520,508   2,059,050
                                                                 ----------  ----------  ----------  ----------  ----------
Cash and cash equivalents at end of year.......................  $  847,329  $  520,508  $2,059,050  $2,021,981  $  675,031
                                                                 ----------  ----------  ----------  ----------  ----------
                                                                 ----------  ----------  ----------  ----------  ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid..................................................  $   27,082  $  164,255  $  118,135  $   43,636  $   99,707
Taxes paid.....................................................  $    1,021  $   --      $   --      $   --      $   --

SCHEDULE OF NONCASH FINANCING ACTIVITIES
Capital asset additions under capital leases...................  $   35,914  $    9,272  $  298,197  $   23,205  $   41,001
Accounts payable converted to capital leases...................  $   --      $   --      $  153,874  $  153,874  $   --
Issuance of preferred stock for payment of notes payable.......  $  458,620  $   --      $1,067,321  $1,067,321  $  400,000
Issuance of preferred stock for payment of interest on notes
  payable......................................................  $   --      $  103,973  $  135,140  $  135,140  $   82,349


                            See accompanying notes.

                       INTEGRATED SENSOR SOLUTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS

    Integrated Sensor Solutions, Inc. (ISS or the Company) designs, manufactures and markets high performance, intelligent sensor products that are used in electronic control systems by customers in the automotive and industrial markets. The Company was incorporated in March 1989 and was principally engaged in research and development through 1993.

    BASIS OF PRESENTATION


    The consolidated financial statements through March 31, 1997 include the accounts of the Company and ISS-Nagano GmbH, its approximately 52% owned subsidiary (see Note 2), after elimination of all intercompany accounts and transactions.



    On July 31, 1997, the Company entered into an agreement to increase its ownership of ISS-Nagano GmbH by converting approximately $1,100,000 in long-term intercompany indebtedness owed by ISS-Nagano GmbH into an increased equity interest. Accordingly, the Company now owns 74% of the equity of ISS-Nagano GmbH. For periods subsequent to July 31, 1997, 26% of ISS-Nagano GmbH's net income (loss) has been attributed to the minority shareholders' interest.


    As of March 31, 1997, the Company had an accumulated deficit of $8,170,843 and had used cash of $2,722,334 in operations for the fiscal year then ended. Management believes that the March 31, 1997 working capital of $2,139,365 and its line of credit together with the results of operations will be sufficient to support the Company's planned activities through the end of fiscal 1998. The Company believes that, to the extent existing resources and anticipated revenues are insufficient to fund the Company's planned activities, additional debt or equity financing will be available from existing investors and others.

    FOREIGN CURRENCY TRANSLATION

    The financial statements of ISS-Nagano GmbH are denominated in Deutsche Marks which is its functional currency in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" (FAS 52). All assets and liabilities in the balance sheets of ISS-Nagano GmbH are translated into U.S. Dollar equivalents at exchange rates as follows: (1) balance sheet accounts at year-end rates and (2) statement of operations accounts at weighted average exchange rates for the year. Translation gains or losses are recorded in stockholders' equity, and the transaction gains and losses are included in other income. The Company has not undertaken hedging transactions to cover its currency transaction exposure. In 1996 and 1997, the Company recognized a transaction gain of $165,000 and a transaction loss of $144,000, respectively, on trade payables and notes to related parties denominated in foreign currencies.

    CASH EQUIVALENTS

    Cash equivalents consist of short-term, highly liquid financial instruments that are readily convertible to cash and have original maturities of three months or less at the time of acquisition.

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) ADVERTISING EXPENSE


    The cost of advertising is generally expensed as incurred. The Company's advertising costs through December 31, 1997 have been immaterial.


    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of the Company's long-term debt is estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

    INVENTORIES

    Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. The major components of inventory are as follows:


                                                             MARCH 31,           DECEMBER 31,
                                                     --------------------------  ------------
                                                         1996          1997          1997
                                                     ------------  ------------  ------------
Raw materials......................................  $  1,269,494  $  1,422,396   $1,630,481
Work-in-process....................................       120,941       123,813      638,875
Finished goods.....................................       217,089       132,898      331,912
                                                     ------------  ------------  ------------
                                                     $  1,607,524  $  1,679,107   $2,601,268
                                                     ------------  ------------  ------------
                                                     ------------  ------------  ------------


    PROPERTY AND EQUIPMENT

    Property and equipment are depreciated over the estimated useful lives of the assets (generally three to five years) using the straight-line method. Equipment under capital leases and leasehold improvements are amortized using the straight-line method, based on the shorter of the estimated useful lives of the assets or the term of the lease.

    REVENUES

    Revenues from product shipments are recognized as products are shipped. The Company performs research and product development work under development contracts. Due to technological risk factors, the costs of these contracts are expensed as incurred and revenues are recognized when applicable customer milestones have been met, including deliverables, and in any case, not in excess of the amount that would be recognized using the percentage of completion method. Costs incurred under development contracts are included in cost of contract revenues in the consolidated statements of operations.

    NET INCOME (LOSS) PER SHARE


    In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share. Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the previously reported fully diluted earnings per share. Earnings per share amounts for all periods have been presented and where appropriate, restated to conform to the Statement No. 128 requirements. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued by the Company at prices below the initial public offering price during the twelve-month period prior to the offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method at an assumed public offering price).


    PRO FORMA NET LOSS PER SHARE AND UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY


    Pro forma net income (loss) per share has been computed as described above and also gives effect even if antidilutive to the conversion of convertible preferred shares not included above that will automatically convert upon completion of the Company's initial public offering (using the if-converted method) from the original date of issuance. In the event of a public offering of the Company's Common Stock, all of the convertible preferred stock outstanding as of the closing date will be converted into an aggregate of 3,219,020 shares of common stock, based on the shares of convertible preferred stock outstanding at December 31, 1997. Unaudited pro forma stockholders' equity at December 31, 1997, as adjusted for the conversion of preferred stock, is disclosed on the balance sheet.


    MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

    Many of the Company's customers are primarily involved in the automotive market. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

    Significant customers accounted for the following percentages of net revenues:


                                                                                                     NINE MONTHS
                                             FISCAL YEARS ENDED MARCH 31,                         ENDED DECEMBER 31,
                                -------------------------------------------------------  ------------------------------------
                                      1995               1996               1997               1996               1997
                                -----------------  -----------------  -----------------  -----------------  -----------------
Customer A....................            53%                31%                22%                24%                25%
Customer B....................            16%                13%              < 10%              < 10%                --
Customer C....................          < 10%              < 10%                11%              < 10%                12%
Customer D....................          < 10%                17%                22%                22%                30%
Customer E....................          < 10%                10%                20%                23%              < 10%
Customer F....................            --                 --               < 10%              < 10%              < 10%

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) RECLASSIFICATION

    Certain amounts in the 1995 and 1996 consolidated financial statements have been reclassified to conform to the 1997 presentation.

    LONG-LIVED ASSETS

    In 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121). FAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. FAS 121 was effective for the fiscal year ended March 31, 1997. The adoption of FAS 121 did not have a material impact on the Company's financial position or results of operations.

    ACCOUNTING FOR EMPLOYEE STOCK OPTIONS

    The Company accounts for its employee stock compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25). In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS
123), which the Company adopted in fiscal 1997. Under FAS 123, companies may elect, but are not required, to use a fair value methodology to recognize compensation expense for all stock-based awards. In 1997, the Company implemented the disclosure-only provisions of FAS 123 (see Note 7).

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    INTERIM FINANCIAL INFORMATION


    The interim financial information at December 31, 1997 and for the nine months ended December 31, 1996 and 1997 is unaudited but, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for the interim periods. The results of operations for the nine months ended December 31, 1997 are not necessarily indicative of the results to be expected for the full fiscal year.



    NEW ACCOUNTING PRONOUNCEMENTS



    In June 1997, the Financial Accounting Standards Board issued Statement No. 130, REPORTING COMPREHENSIVE INCOME (FAS No. 130) and Statement No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (FAS No.
131). FAS No. 130 establishes rules for reporting and displaying comprehensive income. FAS No. 131 will require the Company to use the "management approach" in disclosing segment information. Both statements are effective for the Company during fiscal 1999. The

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Company does not believe that the adoption of either FAS No. 130 or FAS No. 131 will have a material impact on the Company's results of operations, cash flows, or financial position.


2.  ISS-NAGANO GMBH


    In July 1993, the Company organized a German entity, ISS GmbH, in which ISS retained a 79% interest. In December 1994, a related party purchased 34% of ISS GmbH for approximately $1,290,000 (2,000,000 Deutsche Marks). As a result of this transaction, the entity was renamed ISS-Nagano GmbH, and the Company's ownership interest therein was reduced to 52%. Under the terms of the purchase arrangement, the related party was obligated to pay for the stock in four installments of 500,000 Deutsche Marks each. The sale has resulted in ISS recognizing a gain of approximately $166,000, $235,000, and $172,000 in fiscal 1995, 1996, and 1997, respectively, and $172,000 for the nine months ended December 31, 1996, which is included in other income in the accompanying consolidated statement of operations. The gain on the sale was fully recognized as of June 30, 1996. ISS-Nagano GmbH is engaged in the manufacturing and marketing of integrated sensor devices (ISDs).


    From 1994 through 1997, the Company received approximately $1,961,000 in research grants from two divisions of the German government as part of the organization of ISS-Nagano GmbH. The grants have been provided to support the research and development of ISS-Nagano GmbH and have been applied against its operating expenditures and fixed asset purchases. The subsidiary must maintain certain employment levels as part of the agreements and have restrictions related to the purchasing of fixed assets. The Company has maintained operations in compliance with the guidelines of the agreements. Penalties that may arise related to the restrictions would not have a material impact on the consolidated statement of operations.


    The Company received $45,000 and $189,000 in grant revenue for the fiscal years ended March 31, 1996 and 1997, respectively, and $144,000 and $0 for the nine months ended December 31, 1996 and 1997, respectively, as reimbursement for operating expenses incurred related primarily to research and development expenses. This grant revenue has been offset against research and development expenses for presentation in these financial statements. During the fiscal year ended March 31, 1995, the Company received $654,000 in grant revenue of which $311,000 was used to reduce research and development expenses. The remaining $343,000 of grant revenue for fiscal 1995 has been included in other income.

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


3.  NOTES PAYABLE

    Notes payable consisted of the following:


                                                                  MARCH 31,
                                                          --------------------------  DECEMBER 31,
                                                              1996          1997          1997
                                                          ------------  ------------  ------------
Promissory note with related party, subordinated
  to the bank line, bearing interest at 10% per
  annum; with principal and interest due and payable
  upon the earlier of an initial public offering by the
  Company or June 30, 1998..............................  $    678,684  $    678,684   $  678,684

Promissory note with related party, subordinated
  to the bank line, denominated in Yen,
  bearing interest at 10% per annum; with
  principal plus interest due on April 30, 1997.
  This note was repaid on May 30, 1997..................       --            436,681       --

Promissory notes with related party, subordinated
  to the bank line, bearing interest at 9.75% per
  annum; with principal due and payable on
  June 15, 1997. All principal and accumulated
  interest were converted to Series F Preferred
  Stock upon maturity of the note at $6.13 per
  share.................................................       --            400,000       --

Promissory note with related party, denominated
  in Yen, bearing interest at 10% per
  annum; with principal due and payable on
  July 31, 1996. All principal and accumulated
  interest were converted to Series E Preferred
  Stock upon maturity of the note at $3.78 per
  share.................................................       381,750       --            --

Promissory note with related party, denominated
  in Yen, bearing interest at 9.5% per
  annum; with principal plus interest due on
  August 31, 1996. All principal and interest were
  converted to Series E Preferred Stock upon
  maturity of the note at $3.78 per share...............       466,070       --            --
                                                          ------------  ------------  ------------
                                                          $  1,526,504  $  1,515,365   $  678,684
                                                          ------------  ------------  ------------
                                                          ------------  ------------  ------------

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


4.  LINE OF CREDIT


    The Company has a bank line of credit that expired on July 9, 1997. Borrowings under the line, which are limited to the lesser of $1,000,000 or 75% of eligible accounts receivable, bear interest at the bank's prime rate plus 1.75% (10.75% at March 31, 1996 and 10.25% at March 31, 1997) and are secured by the assets of the Company. The credit agreement requires the Company to maintain certain financial ratios, minimum working capital, minimum tangible net worth, and minimum profitability levels. The Company was not in compliance with one of the covenants at March 31, 1997 and December 31, 1997 and obtained waivers. As of March 31, 1996 and 1997 and December 31, 1997, the Company had borrowings totaling $600,000, $600,000 and $900,000, respectively, under the line of credit.



    On August 22, 1997, the Company's bank line of credit agreement was amended to a maximum of the lesser of $2,000,000 or 75% of eligible accounts receivable. Eligible accounts receivable are defined as those outstanding less than 90 days from date of invoice. Borrowings under the line of credit bear interest at the bank's prime rate plus 1.75% and are secured by the assets of the Company. The Company also has available a $250,000 term loan facility for equipment that bears interest at the bank's prime rate plus 1.50%. The facility requires the Company to maintain certain financial covenants including profitability for each fiscal quarter beginning July 31, 1997. The Company was not in compliance with one of the covenants at December 31, 1997 and obtained a waiver.


5.  CAPITAL LEASES


    At March 31, 1996 and 1997 and December 31, 1997, equipment under capital leases amounted to $43,825, $495,896, and $536,897, respectively. Lease terms ranged from three to five years. Accumulated amortization on these assets at March 31, 1996 and 1997 and December 31, 1997 was $10,675, $104,357, and
$230,514, respectively. The majority of these assets are financed under the Company's $750,000 capital lease line. At March 31, 1997 and December 31, 1997, $377,456 and $352,118, respectively, remained available under the lease line.


    The following is a schedule of future minimum fiscal lease payments under capital leases:


                                                                     MARCH 31,   DECEMBER 31,
                                                                        1997         1997
                                                                     ----------  ------------
1998 (three months for December 31)................................  $  214,177   $   49,483
1999...............................................................     177,751      191,799
2000...............................................................      65,150       77,408
2001...............................................................      --            5,416
2002...............................................................      --            1,690
                                                                     ----------  ------------
Total minimum lease payments.......................................     457,078      325,796
Amount representing interest.......................................     101,157       68,550
                                                                     ----------  ------------
                                                                        355,921      257,246
Less current portion...............................................     158,772      159,357
                                                                     ----------  ------------
                                                                     $  197,149   $   97,889
                                                                     ----------  ------------
                                                                     ----------  ------------

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


6.  COMMITMENTS

    The Company has facility operating leases that expire through fiscal 2001. Future fiscal minimum lease and maintenance payments are as follows:


                                                                     MARCH 31,   DECEMBER 31,
                                                                        1997         1997
                                                                     ----------  -------------
1998(three months for December 31).................................  $  328,787   $    82,615
1999...............................................................     333,143       336,329
2000...............................................................     151,238       151,496
2001...............................................................      41,800        41,800
                                                                     ----------  -------------
                                                                     $  854,968   $   612,240
                                                                     ----------  -------------
                                                                     ----------  -------------



    Total rent expense for the years ended March 31, 1995, 1996, and 1997 was approximately $121,000, $261,000, and $246,000, respectively. Rent expense for the nine month periods ended December 31, 1996 and 1997 was approximately $195,082 and $209,949, respectively.



    As of March 31, 1997 and December 31, 1997, the Company had outstanding noncancelable purchase orders of approximately $1,500,000 and $3,969,000, primarily relating to inventory purchases.


7.  STOCKHOLDERS' EQUITY

    CONVERTIBLE PREFERRED STOCK


    Convertible Preferred Stock at March 31, 1996 and 1997 and December 31, 1997 is as follows:



                                                          SHARES ISSUED AND OUTSTANDING
                                                      -------------------------------------
                                          AUTHORIZED        MARCH 31,         DECEMBER 31,
SERIES                                      SHARES       1996        1997         1997
----------------------------------------  ----------  ----------  ----------  -------------
A.......................................     800,000     800,000     800,000       800,000
B.......................................     271,465     271,459     271,459       271,459
C.......................................     536,000     520,000     520,000       520,000
D.......................................     530,038     530,038     530,038       530,038
E.......................................     261,729      --         249,616       261,727
F.......................................     960,732      --         695,204       835,796
Undesignated............................     640,036      --          --           --
                                          ----------  ----------  ----------  -------------
Total Preferred Stock...................   4,000,000   2,121,497   3,066,317     3,219,020
                                          ----------  ----------  ----------  -------------
                                          ----------  ----------  ----------  -------------


    Each share of Series A, B, C, D, E, and F Preferred Stock is convertible at the holder's option into one share of Common Stock, and such conversion is subject to adjustment under the antidilution provisions as stated in the Certificate of Incorporation. The holders of the Company's outstanding Preferred Stock have elected to convert all outstanding shares of Preferred Stock into an equal number of common shares in the event of a public offering of the Company's common stock prior to March 31, 1998 provided that the aggregate gross proceeds to the Company are not less than $8,000,000 and the public offering price per share is not less than $7.50.

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


7.  STOCKHOLDERS' EQUITY (CONTINUED)

    The holder of each share of Series A, B, C, D, E, and F Preferred Stock shall be entitled to receive, prior and in preference to any declaration and payment of any dividend on the common stock, noncumulative dividends at an annual rate equal to $0.031, $0.188, $0.625 $0.378, $0.378, and $0.613 per
share, respectively. Through December 31, 1997, there have been no dividends declared.


    The Series A, B, C, D, E, and F preferred stockholders are entitled to liquidation preferences of $0.31, $1.88, $6.25, $3.78, $3.78, and $6.13, respectively, plus any declared but unpaid dividends for each share of Series A, B, C, D, E, and F Preferred Stock then held. After payment of these liquidation preferences, the remaining assets will be distributed to the common stockholders. The holders of preferred shares are entitled to the number of votes that they would be entitled to if their preferred shares had been converted into common shares.

    WARRANTS


    In connection with the issuance of Series C Preferred Stock, the Company granted warrants to purchase 16,326 shares of Series C Preferred Stock. The warrants are exercisable at $6.13 per share and have an expiration date of June 1, 2001. In connection with the issuance of Series F Preferred Stock, the Company granted warrants to purchase 68,978 shares of Series F Preferred Stock. During November 1997, these warrants were exercised. In connection with the Company's capital lease line, the Company issued warrants to purchase 30,000 shares of Series F Preferred Stock. The warrants are exercisable at $6.25 per share and have an expiration date of May 21, 2006. On August 22, 1997 in connection with the renewal of its line of credit, the Company issued warrants to purchase 12,240 shares of Series F Preferred Stock at an exercise price of $6.38 per share which expire on August 21, 2001.


    The fair value of the warrants issued in conjunction with the Company's line of credit and capital lease line was immaterial.

    STOCK OPTION PLANS

    The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that are not developed for use in valuing employee stock options. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date, there is no compensation expense recognized.

    Pro forma information regarding net income (loss) is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to March 31, 1995 under the fair value method of that statement. The fair value for these

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


7.  STOCKHOLDERS' EQUITY (CONTINUED)
options was estimated at the date of grant using the minimum value method with the following weighted average assumptions:

                                                                             1996       1997
                                                                           ---------  ---------
Expected dividend yield..................................................       0.00%      0.00%
Risk-free interest rate..................................................       5.96%      6.30%
Weighted average expected life...........................................    4 years    4 years

    Option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma effect of applying FAS 123 was not material to the Company's reported net loss in fiscal 1996 or 1997. Because FAS 123 is applicable only to options granted subsequent to March 31, 1995, its pro forma effect will not be fully reflected until fiscal 1999 and thereafter.

    During fiscal 1990, the Company adopted a stock option plan (the 1990 Plan) whereby a committee, as appointed by the Board of Directors, may grant incentive and nonstatutory stock options. The options granted under the 1990 Plan are exercisable, vest at the discretion of the committee, and expire no later than ten years from the date of grant. Such options may be granted at an exercise price of not less than 100% or 85% of fair market value as determined by the committee for incentive stock options and nonstatutory stock options, respectively.

    During fiscal 1997, the Company adopted a stock option plan (the 1997 Plan). The provisions of the 1997 Plan are similar to those of the 1990 Plan.

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


7.  STOCKHOLDERS' EQUITY (CONTINUED)
    Activity under the stock option plans is as follows:


                                                                  OUTSTANDING OPTIONS
                                                       ------------------------------------------
                                                                                       WEIGHTED
                                            OPTIONS                     RANGE OF        AVERAGE
                                           AVAILABLE    NUMBER OF   EXERCISE PRICES    EXERCISE
                                           FOR GRANT     SHARES        PER SHARE         PRICE
                                           ----------  -----------  ----------------  -----------
Balance at March 25, 1994................     694,970     556,000   $    0.15-$1.125
  Options granted........................    (150,000)    150,000   $          1.125
  Options exercised......................      --        (171,217)  $    0.15-$1.125
  Options canceled.......................      15,800     (15,800)  $    0.75-$1.125
                                           ----------  -----------
Balance at March 31, 1995................     560,770     518,983   $    0.15-$1.125
  Options granted........................     (94,400)     94,400                      $   1.125
  Options exercised......................      --        (103,400)                     $   0.275
  Options canceled.......................      65,283     (65,283)                     $   0.825
                                           ----------  -----------
Balance at March 31, 1996................     531,653     444,700                      $    0.95
  Authorized.............................     307,313      --                          $  --
  Options granted........................    (183,520)    183,520                      $    1.45
  Options exercised......................      --        (109,767)                     $    0.70
  Options canceled.......................      44,036     (44,036)                     $    1.05
                                           ----------  -----------
Balance at March 31, 1997................     699,482     474,417                      $    1.20
  Options granted........................     (84,640)     84,640                      $    3.25
  Options exercised......................      --         (93,825)                     $    0.76
  Options canceled.......................       8,266     (10,372)                     $    4.01
                                           ----------  -----------
Balance at December 31, 1997.............     623,108     454,860                      $    1.62
                                           ----------  -----------
                                           ----------  -----------


    There were 243,452 options exercisable at March 31, 1997 at prices ranging from $0.75 to $2.00. The weighted average fair value of grants made in fiscal 1996 and 1997 was $0.25 and $0.30, respectively. The average remaining contractual life of all options outstanding at March 31, 1997 was 2.9 years.

    DEFERRED COMPENSATION


    For certain options granted in late fiscal 1997 and the first half of fiscal 1998, the Company recognized as deferred compensation the excess of the deemed value for accounting purposes of the common stock issuable upon exercise of such options over the aggregate price of such options. The deemed value for accounting purposes represents the fair value at the date of grant. The compensation expense will be amortized ratably over the vesting period of the option.

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


7.  STOCKHOLDERS' EQUITY (CONTINUED)
    SHARES RESERVED

    Common Stock reserved for future issuance was as follows:


                                                                    MARCH 31,   DECEMBER 31,
                                                                       1997         1997
                                                                    ----------  -------------
Stock option plans:
  Outstanding.....................................................     474,417       454,860
  Reserved for future grants......................................     699,482       623,108
                                                                    ----------  -------------
                                                                     1,173,899     1,077,968
Series C Preferred Stock warrants.................................      16,326        16,326
Series F Preferred Stock warrants.................................      98,978        42,240
Conversion of Preferred Stock.....................................   3,066,325     3,219,020
                                                                    ----------  -------------
                                                                     4,355,528     4,355,554
                                                                    ----------  -------------
                                                                    ----------  -------------


8.  INCOME TAXES


    Due to the Company's loss position, there was no provision for income taxes for fiscal 1995, 1996, or 1997. For the nine months ended December 31, 1997 the Company recorded no tax provision as the Company can utilize net operating loss carryforwards to offset any taxes due.


    Deferred income taxes reflect the net tax effects of operating loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                           MARCH 31,
                                                                  ----------------------------
                                                                      1996           1997
                                                                  -------------  -------------
Deferred tax assets:
  Net operating loss carryforwards..............................  $   1,063,000  $   2,630,000
  Research credit carryforwards.................................        147,000        159,000
  Capitalized research costs....................................        468,000        236,000
  Other temporary differences...................................         77,000          7,000
                                                                  -------------  -------------
Total deferred tax assets.......................................      1,775,000      3,032,000
Valuation allowance for deferred tax assets.....................     (1,775,000)    (3,032,000)
                                                                  -------------  -------------
Net deferred tax assets.........................................  $    --        $    --
                                                                  -------------  -------------
                                                                  -------------  -------------

    The change in the valuation allowance was a net decrease of $5,000 for fiscal 1995 and a net increase of $85,000 and $1,257,000 for fiscal 1996 and 1997.

    For federal tax purposes at March 31, 1997, the Company has net operating loss and research and development credit carryforwards of approximately $6,500,000 and $114,000, respectively, which will expire in the fiscal years 2005 through 2012. For California tax purposes at March 31, 1997, the Company has net operating loss and research and development credit carryforwards of approximately $3,000,000 and

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


8.  INCOME TAXES (CONTINUED)
$67,000, respectively, which will expire in the fiscal years 1998 through 2002. The Company also has at March 31, 1997 net operating loss carryforwards of approximately $525,000 in its German subsidiary.

    Utilization of the federal net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

9.  RELATED PARTY TRANSACTIONS


    During the years ended March 31, 1995, 1996, and 1997 and the nine months ended December 31, 1996 and 1997, the Company made sales of approximately $800,000, $1,233,000, $181,000, $181,000, and $0 respectively, to a related party of which approximately $310,000, $0, and $0 is included in the accounts receivable balance at March 31, 1996, and 1997, and December 31, 1997, respectively.



    In addition, at March 31, 1996, and 1997 and December 31, 1997, the accounts payable balance includes approximately $396,000, $304,000, and $13,000 due a related party on purchases of $2,005,000, $2,323,000, $1,857,000, and $237,000
during the years ended March 31, 1996 and 1997 and the nine months ended December 31, 1996 and 1997, respectively. Included in the notes payable balance at March 31, 1996, and 1997 and December 31, 1997 is approximately $679,000, due the related party.



    During the years ended March 31, 1995, 1996, and 1997 and the nine months ended December 31, 1996 and 1997, the Company made sales of approximately $500,000, $692,000, $1,119,000, $569,000, and $1,264,000, respectively, to another related party of which approximately $136,000, $709,000, and $691,000 is included in the accounts receivable balance at March 31, 1996, 1997 and December 31, 1997, respectively. Included in the accounts payable balance at March 31, 1996, 1997 and December 31, 1997, is approximately $303,000, $381,000, and
$709,000, respectively, due the related party. The Company purchased $213,000, $376,000, $630,000, $318,000 and $976,000 of materials from the related party in fiscal 1995, 1996, 1997 and the nine months ended December 31, 1996 and 1997, respectively. In addition, included in the notes payable balance at March 31, 1996 and 1997 are approximately $466,000 and $437,000, respectively, due the related party.



    During the years ended March 31, 1996 and 1997 and the nine months ended December 31, 1996 and 1997, the Company made sales of approximately $479,000, $206,000, $27,000 and $101,000, respectively, to another related party of which approximately $389,000, $175,000 and $90,000 is included in the accounts receivable balance at March 31, 1996 and 1997 and December 31, 1997, respectively. Included in the notes payable balance at March 31, 1996 is approximately $382,000, due the related party.

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


10.  GEOGRAPHIC AND SEGMENT INFORMATION

    The Company operates in one business segment, which is to design, manufacture, and sell end-market specific integrated subsystems and perform nonrecurring engineering projects for the sensor control applications market. The following table summarizes the Company's operations in different geographic areas:

                                                                         YEAR ENDED MARCH 31, 1995
                                                         ---------------------------------------------------------
                                                                                      ADJUSTMENTS/
                                                         UNITED STATES    GERMANY     ELIMINATIONS   CONSOLIDATED
                                                         -------------  ------------  -------------  -------------
Sales to unaffiliated customers........................  $   4,719,800  $    256,644  $    --        $   4,976,444
Transfers between geographic areas.....................        137,371       --            (137,371)      --
                                                         -------------  ------------  -------------  -------------
Total net sales........................................  $   4,857,171  $    256,644  $    (137,371) $   4,976,444
                                                         -------------  ------------  -------------  -------------
                                                         -------------  ------------  -------------  -------------
Operating loss.........................................  $  (1,319,427) $   (541,485) $     217,181  $  (1,643,731)
                                                         -------------  ------------  -------------  -------------
                                                         -------------  ------------  -------------  -------------
Identifiable assets....................................  $   4,777,264  $  1,541,956  $    (693,750) $   5,625,470
                                                         -------------  ------------  -------------  -------------
                                                         -------------  ------------  -------------  -------------

                                                                         YEAR ENDED MARCH 31, 1996
                                                         ---------------------------------------------------------
                                                                                      ADJUSTMENTS/
                                                         UNITED STATES    GERMANY     ELIMINATIONS   CONSOLIDATED
                                                         -------------  ------------  -------------  -------------
Sales to unaffiliated customers........................  $   6,921,837  $  1,408,253  $    --        $   8,330,090
Transfers between geographic areas.....................        687,277       230,519       (917,796)      --
                                                         -------------  ------------  -------------  -------------
Total net sales........................................  $   7,609,114  $  1,638,772  $    (917,796) $   8,330,090
                                                         -------------  ------------  -------------  -------------
                                                         -------------  ------------  -------------  -------------
Operating loss.........................................  $    (633,708) $   (712,763) $     144,669  $  (1,201,802)
                                                         -------------  ------------  -------------  -------------
                                                         -------------  ------------  -------------  -------------
Identifiable assets....................................  $   5,317,132  $  1,906,090  $  (1,536,347) $   5,686,875
                                                         -------------  ------------  -------------  -------------
                                                         -------------  ------------  -------------  -------------

                                                                         YEAR ENDED MARCH 31, 1997
                                                         ---------------------------------------------------------
                                                                                      ADJUSTMENTS/
                                                         UNITED STATES    GERMANY     ELIMINATIONS   CONSOLIDATED
                                                         -------------  ------------  -------------  -------------
Sales to unaffiliated customers........................  $   7,685,002  $  2,619,077  $    --        $  10,304,079
Transfers between geographic areas.....................      1,668,258       594,861     (2,263,119)      --
                                                         -------------  ------------  -------------  -------------
Total net sales........................................  $   9,353,260  $  3,213,938  $  (2,263,119) $  10,304,079
                                                         -------------  ------------  -------------  -------------
                                                         -------------  ------------  -------------  -------------
Operating loss.........................................  $  (1,921,330) $   (893,303) $    (102,828) $  (2,917,461)
                                                         -------------  ------------  -------------  -------------
                                                         -------------  ------------  -------------  -------------
Identifiable assets....................................  $   9,169,204  $  2,290,287  $  (2,750,792) $   8,708,699
                                                         -------------  ------------  -------------  -------------
                                                         -------------  ------------  -------------  -------------

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)


10.  GEOGRAPHIC AND SEGMENT INFORMATION (CONTINUED)


                                                                   NINE MONTHS ENDED DECEMBER 31, 1996
                                                        ----------------------------------------------------------
                                                                                      ADJUSTMENTS/
                                                        UNITED STATES     GERMANY     ELIMINATIONS   CONSOLIDATED
                                                        -------------  -------------  -------------  -------------
Sales to unaffiliated customers.......................  $   4,993,092  $   1,721,922  $          --  $   6,715,014
Transfers between geographic areas....................      1,334,834        354,120     (1,688,954)            --
                                                        -------------  -------------  -------------  -------------
Total net sales.......................................  $   6,327,926  $   2,076,042  $  (1,688,954) $   6,715,014
                                                        -------------  -------------  -------------  -------------
                                                        -------------  -------------  -------------  -------------
Operating loss........................................  $  (2,019,514) $  (1,031,591) $      12,551  $  (3,038,554)
                                                        -------------  -------------  -------------  -------------
                                                        -------------  -------------  -------------  -------------
Identifiable assets...................................  $   7,145,644  $   1,672,045  $  (2,095,306) $   6,722,383
                                                        -------------  -------------  -------------  -------------
                                                        -------------  -------------  -------------  -------------



                                                                   NINE MONTHS ENDED DECEMBER 31, 1997
                                                        ---------------------------------------------------------
                                                                                     ADJUSTMENTS/
                                                        UNITED STATES    GERMANY     ELIMINATIONS   CONSOLIDATED
                                                        -------------  ------------  -------------  -------------
Sales to unaffiliated customers.......................  $   7,129,706  $  3,883,788  $    --        $  11,013,494
Transfers between geographic areas....................      1,061,222       531,143     (1,592,365)      --
                                                        -------------  ------------  -------------  -------------
Total net sales.......................................  $   8,190,928  $  4,414,931  $  (1,592,365) $  11,013,494
                                                        -------------  ------------  -------------  -------------
                                                        -------------  ------------  -------------  -------------
Operating income (loss)...............................  $     142,250  $    249,487  $     (10,744) $     380,993
                                                        -------------  ------------  -------------  -------------
                                                        -------------  ------------  -------------  -------------
Identifiable assets...................................  $   9,158,128  $  4,063,945  $  (2,800,277) $  10,421,796
                                                        -------------  ------------  -------------  -------------
                                                        -------------  ------------  -------------  -------------


    Export revenues consisting of sales from the Company's U.S. operating subsidiary to nonaffiliated customers were as follows:


                                                                                       NINE MONTHS ENDED DECEMBER
                                                       YEARS ENDED MARCH 31,                      31,
                                               --------------------------------------  --------------------------
                                                  1995         1996          1997          1996          1997
                                               ----------  ------------  ------------  ------------  ------------
Canada.......................................  $  307,000  $    299,000  $    188,000  $    157,000  $    289,000
Japan and Korea..............................     531,000     1,509,000     1,936,000     1,044,000     1,800,000
                                               ----------  ------------  ------------  ------------  ------------
Total........................................  $  838,000  $  1,808,000  $  2,124,000  $  1,201,000  $  2,089,000
                                               ----------  ------------  ------------  ------------  ------------
                                               ----------  ------------  ------------  ------------  ------------

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)



11.  EARNINGS PER SHARE



    The following table sets forth the computation of basic and diluted earnings per share:



                                                                                       NINE MONTHS ENDED DECEMBER
                                                                                                   31,
                                                                                       ---------------------------
                                                                            1997           1996           1997
                                                                        -------------  -------------  ------------
Numerator:
Net income (loss).....................................................  $  (2,628,845) $  (2,615,265) $     95,470
Numerator for basic and diluted net income (loss) per share...........  $  (2,628,845) $  (2,615,265) $     95,470
                                                                        -------------  -------------  ------------
                                                                        -------------  -------------  ------------

Denominator:
Denominator for basic earnings per share--weighted average shares.....      1,267,987      1,252,089     1,318,212
Shares related to SEC Staff Accounting Bulletins No. 55, 64 and 83....      1,419,838      1,419,838     1,419,838
Conversion of preferred stock not included in shares related to SEC
  Staff Accounting Bulletins No. 55, 64 and 83........................      2,121,504      2,121,504     2,121,504
                                                                        -------------  -------------  ------------
Denominator for basic earnings per share..............................      4,809,329      4,793,431     4,859,554

Effect of dilutive securities not included above:
  Employee stock options..............................................       --             --             241,609
  Warrants............................................................       --             --              15,660
                                                                        -------------  -------------  ------------
Dilutive potential common shares......................................       --             --             257,269
Denominator for diluted earnings per share............................      4,809,329      4,793,431     5,116,823
                                                                        -------------  -------------  ------------
Basic earnings per share..............................................  $       (0.55) $       (0.55) $       0.02
                                                                        -------------  -------------  ------------
                                                                        -------------  -------------  ------------
Diluted earnings per share............................................  $       (0.55) $       (0.55) $       0.02
                                                                        -------------  -------------  ------------
                                                                        -------------  -------------  ------------



12.  SUBSEQUENT EVENTS



    In October 1997, the Board of Directors and stockholders approved a one-for-two and one-half reverse split of the Company's common and preferred stock and reincorporation of the Company into the State of Delaware. All share and per share amounts in the accompanying consolidated financial statements have been adjusted retroactively.


    The Company's Certificate of Incorporation authorizes 7,000,000 shares of preferred stock. Upon the closing of the offering contemplated by this Prospectus, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 7,000,000 shares of preferred stock in one or more series and determine or alter the designation, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of common stock.

                       INTEGRATED SENSOR SOLUTIONS, INC.

                      (Information as of December 31, 1997
                         and for the nine months ended
                    December 31, 1996 and 1997 is unaudited)



12.  SUBSEQUENT EVENTS (CONTINUED)

    On August 8, 1997, the Company's Board of Directors approved an employee Stock Purchase Plan. A total of 250,000 shares of the Company's common stock have been reserved for issuance under the Company's 1997 Employee Stock Purchase Plan (the Purchase Plan). The Purchase Plan permits eligible employees to purchase common stock at a discount, but only through payroll deductions, during concurrent 24-month offering periods. Each offering period will be divided into four consecutive six-month purchase periods. The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the offering period or the last day of the purchase period, whichever is lower. The initial offering period will commence on the effective date of the offering contemplated by this Prospectus.

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS


Prospectus Summary.......................................................     3
Risk Factors.............................................................     5
Glossary.................................................................    15
Use of Proceeds..........................................................    17
Dividend Policy..........................................................    17
Capitalization...........................................................    18
Dilution.................................................................    19
Selected Consolidated Financial Data.....................................    20
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................    21
Business.................................................................    31
Management...............................................................    46
Principal Stockholders...................................................    51
Certain Transactions.....................................................    53
Description of Capital Stock.............................................    55
Shares Eligible for Future Sale..........................................    58
Underwriting.............................................................    60
Legal Matters............................................................    62
Experts..................................................................    62
Additional Information...................................................    62
Index to Consolidated Financial Statements...............................   F-1



                             ---------------------

    UNTIL             1998, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                2,250,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS

                             ----------------------


                         CRUTTENDEN ROTH INCORPORATION


                        DOUGHERTY SUMMIT SECURITIES LLC

                                          , 1998

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    As permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"), the Registrant's Certificate of Incorporation provides that each person who is or was or who had agreed to become a director or officer of the Registrant or who had agreed at the request of the Registrant's Board of Directors or an officer of the Registrant to serve as an employee or agent of the Registrant or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the full extent permitted by DGCL or any other applicable laws. Such Certificate of Incorporation also provides that the Registrant may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Certificate, and that no amendment or repeal of such Certificate shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

    The Registrant's Bylaws provide that the Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was or is a director, officer or employee of the Registrant or any predecessor of the Registrant or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or any predecessor of the Registrant.

    The Registrant has entered into indemnification agreements with its directors and certain of its officers.

    The Registrant intends to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

        See also the undertaking set out in response to Item 28 herein.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.


                                                                                    AMOUNT TO
                                                                                     BE PAID
                                                                                    ----------
SEC Registration fee..............................................................  $    6,490
NASD filing fee...................................................................  $    2,500
Nasdaq listing fee................................................................  $   34,884
Printing and engraving expenses...................................................  $  100,000
Legal fees and expenses...........................................................  $  150,000
Accounting fees and expenses......................................................  $  185,000
Blue Sky fees and expenses........................................................  $    5,000
Transfer agent and registrar fees.................................................  $   10,000
Representatives' Non-Accountable Expense Allowance................................  $  150,000
Miscellaneous expenses............................................................  $  106,126
                                                                                    ----------
    Total.........................................................................  $  750,000


ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

    Since March 31, 1994, the Registrant or its predecessors has sold and issued the following unregistered securities:

1. In August 1994, the Registrant issued 530,038 shares of Series D Preferred Stock to an accredited corporate investor for aggregate cash consideration of $2,000,895.


2. In July 1996, the Registrant issued warrants to purchase an aggregate of 16,326 shares of Series C Preferred Stock at an exercise price of $6.25 per share to an accredited investor in connection with a commercial lending transaction.



3. In May 1996, the Registrant issued warrants to purchase an aggregate of 30,000 shares of Common Stock at an exercise price of $6.25 per share to an accredited investor in connection with a commercial lending transaction.



4. In December 1996, February 1997 and June 1997, the Registrant issued 766,822 shares of Series F Preferred Stock to accredited investors for aggregate cash consideration and the cancellation of indebtedness equal to approximately $438,656. In December 1996, the Registrant issued warrants to purchase an aggregate of 68,979 shares of Series F Preferred Stock at an exercise price of $6.375 per share to accredited investors. Such warrants were exercised in November 1997.


5. In December 1996, the Registrant issued 249,617 shares of Series E Preferred Stock to accredited corporate investors in exchange for cancellation of $942,305 in indebtedness to such accredited investors.


6. In August 1997, the Registrant issued warrants to purchase an aggregate of 12,240 shares of Series F Preferred Stock at an exercise price of $6.375 per share to an accredited investor in connection with a commercial lending transaction.



7. In October 1997, the Registrant issued 12,111 shares of Series E Preferred Stock to an accredited corporate investor in exchange for cancellation of indebtedness equal to $45,719.78.



8. From March 1994 to December 31, 1997, the Registrant issued options to purchase an aggregate of 515,960 shares of Common Stock under the 1989 and 1997 Option Plans, of which options to purchase 28,346 shares of Common Stock have been exercised.

    The issuances of securities described in Item 26(a)(1) through (7) were deemed to be exempt from registration under the Securities Act in reliance on
Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The issuances of securities described in Item 26(a)(8) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

ITEM 27.  EXHIBITS


1.1*       Form of Underwriting Agreement.
1.2*       Form of Representatives' Warrant.
3.1        Certificate of Incorporation of Registrant.
3.2**      Bylaws of Registrant.
4.1        Restated Registration Rights Agreement.
5.1        Opinion of Gray Cary Ware & Freidenrich LLP.
10.1       1989 Stock Option Plan and form of option agreement thereunder.
10.2       1997 Stock Option Plan and form of option agreement thereunder.
10.3**     1997 Employee Stock Purchase Plan and form of subscription agreement thereunder.
10.4**     Form of Indemnity Agreement for Officers and Directors.
10.5+**    Development Agreement between ISS-GmbH and Robert Bosch GmbH dated May 25, 1995.
10.6+**    Development Agreement among ISS-Nagano GmbH, ISS Incorporated and Robert Bosch
           GmbH dated May 17, 1996.
10.7+**    Supply Agreement between ISS-Nagano GmbH and Robert Bosch GmbH dated November 18,
           1996.
10.8**     Lease between Montague Oaks Associates Phase III and Integrated Sensor Solutions,
           Inc. dated June 2, 1994, as amended.
10.9**     Continuous Sales and Purchase Agreement by and between Nagano Keiki Seisakusho,
           Ltd. and Integrated Sensor Solutions, Inc. dated December 1, 1996.
10.10**    Continuous Sales and Purchase Agreement by and between Nagano Keiki Seisakusho,
           Ltd. and ISS-Nagano GmbH dated June 1, 1997.
10.11**    Security Agreement by and between Integrated Sensor Solutions, Inc. and Silicon
           Systems, Inc. dated December 1, 1995.
10.12**    Credit Agreement between Integrated Sensor Solutions, Inc. and Silicon Systems,
           Inc. dated December 1, 1995.
10.13**    Loan and Security Agreement by and between Silicon Valley Bank and Integrated
           Sensor Solutions, Inc. dated July 10, 1996, as amended.
10.14**    Lease Agreement between Geschaftsraum-Mietvertrag and ISS-Integrated Sensor
           Solutions GmbH dated September 12, 1994.
10.15      Agreement relating to change in equity ownership of ISS-Nagano GmbH dated July
           30, 1997.
11.1       Statement Regarding Computation of Net Income (Loss) Per Share (see Note 11 to
           Consolidated Financial Statements).
21.1**     List of Subsidiaries of the Registrant
23.1       Consent of Ernst & Young LLP, Independent Auditors (see page II-7).
23.2       Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1).
24.1**     Power of Attorney (see page II-5).
27.1       Financial Data Schedule.


------------------------

*   To be filed by amendment.



** Filed as an exhibit to Registration Statement on Form SB-2 (File No. 333-41351) on December 2, 1997.


+ Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.46.

ITEM 28.  UNDERTAKINGS


    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 26 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


    The undersigned registrant hereby undertakes that:


        (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


        (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospects shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the Closing, as specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.


    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Amendment to Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of San Jose, State of California, on this 5th day of February, 1998.



                                INTEGRATED SENSOR SOLUTIONS, INC.

                                By:              /s/ MANHER D. NAIK
                                     -----------------------------------------
                                                   Manher D. Naik
                                      CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE
                                                      OFFICER



    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

      /s/ MANHER D. NAIK        Chairman, President and      February 5, 1998
------------------------------    Chief Executive Officer
        Manher D. Naik            (Principal Executive
                                  Officer)

    /s/ DAVID SATTERFIELD*      Vice President, Finance      February 5, 1998
------------------------------    and Administration
      David Satterfield           (Principal Financial and
                                  Principal Accounting
                                  Officer)

       /s/ YUTAKA MORI*         Director                     February 5, 1998
------------------------------
         Yutaka Mori

      /s/ VINOD K. SOOD*        Director                     February 5, 1998
------------------------------
        Vinod K. Sood

     /s/ STUART D. BOYD*        Director                     February 5, 1998
------------------------------
        Stuart D. Boyd

         /s/ Y.S. FU*                    Director            February 5, 1998
------------------------------
           Y.S. Fu

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

    /s/ SHIGERU MIYASHITA*               Director            February 5, 1998
------------------------------
      Shigeru Miyashita



                   /s/ MANHER D. NAIK
        ----------------------------------------
  *By:      Manher D. Naik, Attorney-in-Fact

                                                                    EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


    We consent to the reference to our firm under the captions "Selected Consolidated Financial Data" and "Experts" and to the use of our report dated June 15, 1997 (except Note 12, as to which the date is October 14, 1997), in Amendment No. 1 to the Registration Statement (Form SB-2 No. 333-41351) and related Prospectus of Integrated Sensor Solutions, Inc. for the registration of 2,587,500 shares of its common stock and a representatives' warrant to purchase 225,000 shares of common stock.


                                                           /s/ ERNST & YOUNG LLP


San Jose, CA
February 5, 1998

                                 EXHIBIT INDEX


                                                                                                         SEQUENTIALLY
                                                                                                           NUMBERED
EXHIBIT NO.                                        DESCRIPTION                                               PAGE
-----------  ---------------------------------------------------------------------------------------  -------------------
1.1*         Form of Underwriting Agreement.
1.2*         Form of Representatives' Warrant.
3.1          Certificate of Incorporation of Registrant.
3.2**        Bylaws of Registrant.
4.1          Restated Registration Rights Agreement.
5.1          Opinion of Gray Cary Ware & Freidenrich LLP.
10.1         1989 Stock Option Plan and form of option agreement thereunder.
10.2         1997 Stock Option Plan and form of option agreement thereunder.
10.3**       1997 Employee Stock Purchase Plan and form of subscription agreement thereunder.
10.4**       Form of Indemnity Agreement for Officers and Directors.
10.5+**      Development Agreement between ISS-GmbH and Robert Bosch GmbH dated May 25, 1995.
10.6+**      Development Agreement among ISS-Nagano GmbH, Integrated Sensor Solutions, Inc. and
             Robert Bosch GmbH dated May 17, 1996.
10.7+**      Supply Agreement between Integrated Sensor Solutions, Inc. ISS-Nagano GmbH and Robert
             Bosch GmbH dated November 18, 1996.
10.8**       Lease between Montague Oaks Associates Phase III and Integrated Sensor Solutions, Inc.
             dated June 2, 1994, as amended.
10.9**       Continuous Sales and Purchase Agreement by and between Nagano Keiki Seisakusho, Ltd.
             and Integrated Sensor Solutions, Inc. dated December 1, 1996.
10.10**      Continuous Sales and Purchase Agreement by and between Nagano Keiki Seisakusho, Ltd.
             and Integrated Sensor Solutions, Inc. dated June 1, 1997.
10.11**      Security Agreement by and between Integrated Sensor Solutions, Inc. and Silicon
             Systems, Inc. dated December 1, 1995.
10.12**      Credit Agreement between Integrated Sensor Solutions, Inc. and Silicon Systems, Inc.
             dated December 1, 1995.
10.13**      Loan and Security Agreement by and between Silicon Valley Bank and Integrated Sensor
             Solutions, Inc. dated July 10, 1996, as amended.
10.14**      Lease Agreement between Geschaftsraum-Mietvertrag and ISS-Integrated Sensor Solutions
             GmbH dated September 12, 1994.
10.15        Agreement relating to change in equity ownership of ISS-Nagano GmbH dated July 30,
             1997.
11.1         Statement Regarding Computation of Net Income (Loss) Per Share (see Note 11 to
             Consolidated Fianancial Statements).
21.1**       List of Subsidiaries of the Registrant
23.1         Consent of Ernst & Young LLP, Independent Auditors (see page II-7).
23.2         Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1).
24.1**       Power of Attorney (see page II-5).
27.1         Financial Data Schedule.


------------------------


*   To be filed by amendment.



** Filed as an exhibit to Registration Statement on Form SB-2 (File No. 333-41351) on December 2, 1997.


+ Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.46.